Exhibit 2.1

EXECUTION COPY

SEPARATION AND INVESTMENT AGREEMENT

among

AVON PRODUCTS, INC.

C-A NA LLC

and

CLEVELAND NA INVESTOR LLC

Dated as of December 17, 2015

i

v

Exhibits

Form of Amended and Restated Limited Liability Company Agreement of NewCo LLC	Exhibit A
Form of Transition Services Agreement	Exhibit B
Form of Licensing Agreement	Exhibit C
Form of Sublease Agreement	Exhibit D
Form of Real Estate License Agreement	Exhibit E

Index of Defined Terms

Term	Location of Definition
2015 Specified Incentive Plans	5.01(e)(i)
2016 Specified Incentive Plans	5.01(e)(i)
401(k) Plan Participants	5.02(a)(ii)
AC Equity Interests	2.02(b)(i)
Accrued Benefits	5.02(b)(ii)
Action	9.07(c)
Active Employee	5.01(a)
Affiliate	9.07(d)
Affiliate Arrangement	3.01(t)
Agreement	Preamble
Anticorruption Laws	3.01(y)
Antitrust Law	9.07(e)
Avon Foundation Entities	9.07(g)
Assigned Governmental Approvals	1.02(a)(vi)
Assumed Benefit Plan	9.07(i)
Assumed Environmental Liabilities	9.07(j)
Assumed Foreign Benefit Plan	9.07(k)
Assumed Foreign OPEB Plan	5.03(a)
Assumed Foreign Pension Plan	5.03(a)
Assumed Intellectual Property Product Liabilities	9.07(l)
Assumed Products Liabilities	9.07(m)
Assumed Transactions	3.01(e)(i)(2)
Assumed U.S. Benefit Plan	9.07(n)
Audited Financial Statements	4.10(c)
Average Active Representative	9.07(o)
Balance Sheet Date	3.01(e)(i)(1)
Bankruptcy and Equity Exception	3.01(c)(i)
Beauty Products	9.07(q)
Business Day	9.07(r)
Cash and Cash Equivalents	9.07(t)
Celaya Facility	9.07(u)
Closing	2.02(a)
Closing Date	2.02(a)
Closing Working Capital	9.07(w)
COBRA	5.02(f)(i)
Code	9.07(x)
Common Membership Interests	9.07(y)
Confidential Information	9.07(z)
Confidentiality Agreement	9.07(aa)
Continuation Period	5.01(c)
Contract	9.07(bb)

Term	Location of Definition
Covered Employee	9.07(cc)
Covered Employee Data List	3.01(n)(x)
Covered Employees	5.02
Customer	9.07(dd)
Customer Representative	9.07(ee)
Data Room	9.07(ff)
Data Security Requirements	9.07(gg)
Debt Financing	4.23(a)
Defending Party	4.27(c)
Deferred Prosecution Agreement	1.03(b)(xi)
Deferred Prosecution Agreement	4.07
Drug and Cosmetic Regulatory Law	9.07(hh)
Employee Benefit Plan	9.07(ii)
Ending Representative	9.07(jj)
Environmental Claim	9.07(ll)
Environmental Law	9.07(mm)
Equity Commitment Letter	3.02(e)(i)
ERISA	9.07(nn)
ERISA Affiliate	9.07(oo)
Established Representative	9.07(kk)
Established Representative (Tiers A-C)	9.07(kk)
Exchange Act	9.07(qq)
Excluded Assets	1.02(b)
Excluded Contracts	1.02(b)(i)
Excluded Environmental Liabilities	9.07(rr)
Excluded Intellectual Property Liabilities	1.03(b)(iv)
Excluded Liabilities	1.03(b)
Excluded Litigation Liabilities	1.03(b)(xv)
Excluded Newark Assets	1.02(b)(iii)
Excluded Products Liabilities	9.07(ss)
Excluded Taxes	9.07(tt)
Existing Parent Equity Award	9.07(uu)
Fashion & Home Products	9.07(vv)
FDA	9.07(ww)
Field & Selling Follow-up	9.07(oooo)
Final Transfer Amount	5.02(b)(iv)
Financing	3.02(e)(i)
Financing Sources	4.23(b)
Former Employee	9.07(xx)
Former North America Employee	9.07(yy)
Formulas	9.07(zz)
FSCs	1.02(a)(xix)
FTC	4.05(b)
GAAP	9.07(aaa)

Term	Location of Definition
Government or Public Officials	9.07(bbb)
Governmental Approval	9.07(ccc)
Guarantee	9.07(ddd)
Materials of Concern	9.07(eee)
Health Care Law	9.07(eee)
Health Regulatory Body	9.07(fff)
Health Regulatory Registrations	9.07(ggg)
HIPAA	9.07(eee)
historical ISR access	4.14
Historical Segment Financial Statements	3.01(e)(i)(1)
HSR Act	9.07(hhh)
Improvements	3.01(k)(iii)
Inactive Employee	9.07(iii)
Indebtedness	9.07(jjj)
Independent Accountant	4.11(d)
Independent Auditor	4.10(c)
Independent Sales Representatives	9.07(kkk)
Initial Pension Transfer Date	5.02(b)(iii)
Initial Transfer Amount	5.02(b)(iii)
Intellectual Property Rights	9.07(lll)
Intercompany Contract	1.06(a)
Investor	Preamble
Investor Actuary	5.02(b)(iv)
Investor Fundamental Representations	8.06
Investor Indemnitees	8.02(a)
Investor Related Party	9.07(mmm)
IRS	3.01(n)(i)
IT Infrastructure Systems	9.07(nnn)
IT Migration	4.21(b)(ii)
IT Server Systems	9.07(ooo)
Judgment	3.01(d)(i)
Knowledge	9.07(ppp)(i)
Law	3.01(d)(i)
Leadership Program	3.01(dd)(iii)
Liabilities	9.07(qqq)
Licensed IP Quality Standards and Use Guidelines	9.07(rrr)
Licensing Agreement	9.07(sss)
Liens	3.01(d)(i)
LLC Agreement	2.02(b)(i)
Losses	8.02(a)
Lux Holdco	2.02(b)(i)
M&A qualified beneficiaries	5.02(f)(i)
Manufacturing Agreement	4.24(a)(i)

Term	Location of Definition
R&D Agreement	4.24(a)(ii)
Material Adverse Effect	9.07(ttt)
Material Contract	3.01(j)(iv)
Material Contracts	3.01(j)
Material Shared Contract	3.01(j)(iv)
Material Suppliers	3.01(s)
Net Working Capital	9.07(xxx)
Net Working Capital Target	9.07(yyy)
New Benefit Restoration Pension Plan	5.02(d)(ii)
New Contract	4.21(d)
New Representative	9.07(www)
New U.S. OPEB Plan	5.02(e)
Newark Property	9.07(zzz)
NewCo	Preamble
NewCo 401(k) Plan	5.02(a)(i)
NewCo Action	4.27(b)
NewCo Benefit Plan	9.07(aaaa)
NewCo Cafeteria Plan	5.02(f)(ii)
NewCo Claim	1.02(a)(x)
NewCo Pension Plan	5.02(b)(i)
NewCo Plan Trust	5.02(b)(i)
NewCo Welfare Plans	5.01(g)(i)
North America Assets	1.02(a)
North America Business	9.07(bbbb)
North America Business Intellectual Property	9.07(cccc)
North America Inventory	9.07(dddd)
North America Liabilities	1.03(a)
North America Plan Assets	9.07(eeee)
North America Products	9.07(ffff)
North America Real Property Lease	3.01(k)(ii)
North America Region	9.07(gggg)
North America Tax Returns	4.08(a)
North America Taxes	9.07(hhhh)
North America Transfer Documents	1.07
North America Transfer Subsidiaries	9.07(iiii)
North America Transfer Time	1.01
North America Transfers	1.01
Off-the-Shelf Software	9.07(jjjj)
OPEB Plan	3.01(n)(v)
Organizational Documents	9.07(kkkk)
Outside Date	7.01(b)(i)
Parent	Preamble

x

Term	Location of Definition
Parent 401(k) Plan	5.02(a)(ii)
Parent Action	4.27(b)
Parent Actuary	5.02(b)(iii)
Parent Benefit Plan	9.07(llll)
Parent BRP Plan	5.02(d)(ii)
Parent Business	9.07(mmmm)
Parent Cafeteria Plan	5.02(f)(ii)
Parent Claim	1.02(b)(xi)
Parent DC Plan	5.02(d)(i)
Parent Disclosure Letter	3.01
Parent Equity Investment Transactions	Recitals
Parent Fundamental Representations	9.07(nnnn)
Parent Indemnitees	8.02(b)
Parent Investment Agreement	Recitals
Parent LTD Plan	5.01(g)(i)
Parent STD Plan	5.01(g)(i)
Parent Transaction Expenses	9.07(pppp)
Parent U.S. Benefit Plan	9.07(qqqq)
Parent U.S. OPEB Plan	5.02(e)
Parent’s Materials	9.07(oooo)
Pasadena Facility	9.07(rrrr)
PBGC	9.07(ssss)
Pension Spin-Off Date	5.02(b)(ii)
Pension True Up Amount	5.02(b)(v)
Permitted Liens	9.07(tttt)
Person	9.07(uuuu)
PIPE Equity Commitment Letter	9.07(vvvv)
PIPE Investor	Recitals
PIPE Sponsor Guarantee	9.07(wwww)
PRA Plan	5.02(b)(i)
PRA Plan Trust	5.02(b)(iii)
Pre-Closing Service	5.01(b)(v)
Pre-Closing Tax Period	9.07(xxxx)
Primarily Used IT Servers	4.21(b)(i)
Pro Forma Carveout Financial Statements	3.01(e)(i)(2)
Project Petal	9.07(ff)
Property Taxes	4.08(e)
Real Estate License Agreement	9.07(yyyy)
Records	9.07(zzzz)
registration	9.07(aaaaa)
Related Agreements	9.07(bbbbb)
Release	9.07(ddddd)
Representative	9.07(eeeee)
Restricted Assets	1.04

Term	Location of Definition
Restructuring Transactions	Recitals
Retained Names	9.07(fffff)
Retained Parent Non-Qualified Plans	5.02(c)
Retained Subsidiaries	9.07(iiiii)
SEC	9.07(jjjjj)
Section 4044 Amount	5.02(b)(iii)
Securities Act	9.07(kkkkk)
Severance Compensation	5.01(b)(iv)
Shared Contract	9.07(lllll)
Software	9.07(lll)
Specified Incentive Plan	5.01(e)(i)
Specified Records	1.02(a)(xi)
Sponsor	Recitals
Sponsor Guarantee	3.02(f)
Straddle Period	9.07(mmmmm)
Sublease Agreement	9.07(nnnnn)
Subscription	2.01
Subscription Amount	2.01
Subsidiary	9.07(ooooo)
Supporting Party	4.27(c)
Survey	9.07(ppppp)
Tax	9.07(qqqqq)
Tax Claim	4.08(h)
Tax Records	9.07(rrrrr)
Tax Return	9.07(sssss)
Third Party Claim	8.07(a)
Title Commitments	9.07(ttttt)
Title Policy	9.07(uuuuu)
Top Seller	9.07(vvvvv)
Trademarks	9.07(lll)
Transaction Documents	9.07(wwwww)
Transaction Expenses	4.06
Transactions	9.07(xxxxx)
Transfer Time	9.07(yyyyy)
Transferred Cash Adjustment	9.07(zzzzz)
Transferred Cash Amount	9.07(aaaaaa)
Transferred Contracts	1.02(a)(vii)
Transferred Customer Files	9.07(bbbbbb)
Transferred Employee	5.01(a)
Transferred Equity Interests	1.02(a)(xvii)
Transferred IT Infrastructure Systems	1.02(a)(v)

Term	Location of Definition
Transferred North America Business Intellectual Property	1.02(a)(xviii)
Transferred North America Leased Real Property	9.07(dddddd)
Transferred North America Owned Real Property	9.07(eeeeee)
Transferred North America Real Property	9.07(ffffff)
Transferred Personnel Files	9.07(hhhhhh)
Transferred R&D Files	9.07(iiiiii)
Transferred Records	1.02(a)(xi)
Transferred Sales/Commission Plan	5.01(e)(ii)
Transferred Subsidiaries	1.02(a)(xvii)
Transition Services Agreement	9.07(jjjjjj)
U.S. Pension Participants	5.02(b)(i)
Voting NewCo Debt	3.01(b)(i)
WARN Act	3.01(m)
Workers’ Compensation Event	5.01(g)(iii)
Zanesville Capitalized Lease	9.07(kkkkkk)

SEPARATION AND INVESTMENT AGREEMENT dated as of December 17, 2015 (this “Agreement”), among Avon Products, Inc., a New York corporation (“Parent”), C-A NA LLC, a Delaware limited liability company (“NewCo”), and Cleveland NA Investor LLC, a Delaware limited liability company (“Investor”).

WHEREAS, Parent and its Subsidiaries are engaged in the Parent Business and the North America Business and own or otherwise have the right to use the North America Assets;

WHEREAS, Parent and Cleveland Apple Investor LLC (the “PIPE Investor”) have entered into an Investment Agreement, dated as of the date hereof (the “Parent Investment Agreement”), pursuant to which Parent has agreed to sell to PIPE Investor, and PIPE Investor has agreed to purchase, on the terms and subject to the conditions specified therein, certain preferred equity interests in Parent (the transactions contemplated by the Parent Investment Agreement, the “Parent Equity Investment Transactions”);

WHEREAS, substantially concurrently with the consummation of the Parent Equity Investment Transactions, Parent will consummate the restructuring transactions set forth in Section 1.01(a) of the Parent Disclosure Letter in the order set forth therein and otherwise in accordance with the terms thereof (the “Restructuring Transactions”);

WHEREAS, in connection with the Restructuring Transactions, Parent will cause NewCo to, and NewCo will, issue to Investor, and Investor will subscribe for and purchase, a majority interest in NewCo, as the owner of Parent’s North America Business;

WHEREAS, the form of Investor’s investment is intended to be the subscription and purchase pursuant to the terms and conditions set forth in this Agreement of Common Membership Interests in NewCo, to which Parent shall, prior to the Closing, transfer its North America Business on the terms and subject to the conditions set forth herein; and

WHEREAS, concurrently with the execution and delivery of this Agreement and the Parent Investment Agreement, and as a condition to the willingness of Parent and NewCo to enter into this Agreement, Cerberus Institutional Partners V, L.P. and Cerberus Institutional Partners VI, L.P. (collectively, “Sponsor”) is entering into the Sponsor Guarantee in favor of Parent, pursuant to which, subject to the terms and conditions contained therein, Sponsor is guaranteeing certain payment obligations of Investor under this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

The North America Transfers

Section 1.01 The North America Transfers. On the terms and subject to the conditions set forth in this Agreement and the North America Transfer Documents, at a time on or prior to the Closing Date (the “North America Transfer Time”), Parent shall cause the following transactions to occur (collectively, the “North America Transfers”):

(a) Parent shall, and shall cause each of its applicable Subsidiaries to, consummate the Restructuring Transactions.

(b) As part of the Restructuring Transactions, (i) Parent shall, and shall cause each of its applicable Retained Subsidiaries to, contribute, assign or otherwise transfer to NewCo or a Transferred Subsidiary (or, if applicable, a NewCo Benefit Plan) the assets, properties, claims, rights and Liabilities held by Parent or any such Retained Subsidiary (or, if applicable, a Parent Benefit Plan), if any, that constitute North America Assets or North America Liabilities and (ii) NewCo shall, and shall cause each of the applicable Transferred Subsidiaries to, contribute, assign or otherwise transfer to Parent or a Retained Subsidiary the assets, properties, claims, rights and Liabilities held by NewCo or any such Transferred Subsidiary, if any, that constitute Excluded Assets or Excluded Liabilities, in each case of clauses (i) and (ii), in the order set forth in, and otherwise in accordance with the terms of, Section 1.01(a) of the Parent Disclosure Letter, such that, upon the consummation of the Restructuring Transactions (including such contributions, assignments and transfers), at the time of the Closing (A) NewCo and the Transferred Subsidiaries (and, if applicable, NewCo Benefit Plans) shall own and assume all the assets, properties, claims, rights and Liabilities of Parent and the Retained Subsidiaries (and, if applicable, Parent Benefit Plans) constituting North America Assets or North America Liabilities and (B) neither NewCo nor any Transferred Subsidiary shall own any Excluded Assets or be liable for or have any responsibility with respect to any Excluded Liabilities.

Section 1.02 America Assets; Excluded Assets. (a) Subject to Section 1.04, for purposes of this Agreement, “North America Assets” means the following assets, properties, claims, goodwill and rights of Parent or of its Subsidiaries, in each case other than the Excluded Assets:

(i) the Transferred North America Owned Real Property;

(ii) the Transferred North America Leased Real Property;

(iii) all North America Inventory;

(iv) all other tangible personal property and interests in such tangible personal property (other than North America Inventory and IT Infrastructure Systems), including all machinery, equipment, furniture, fixtures and tools, in each case that are used or held for use primarily in the operation or conduct of the North America Business;

(v) (A) all IT Infrastructure Systems that are located at the Transferred North America Real Property as of the Closing, (B) all other IT Infrastructure Systems used or held for use solely in the operation or conduct of the North America Business and (C) all IT Infrastructure Systems identified by Parent and Investor as IT Infrastructure Systems used or held for use primarily in the operation or conduct of the North America Business in accordance with Section 4.21(b)(i) (collectively, the “Transferred IT Infrastructure Systems”);

(vi) the issued, granted and pending Governmental Approvals relating to the North America Products, the North America Business or any North America Asset (the “Assigned Governmental Approvals”);

(vii) subject to Section 1.06, (A) all Contracts, including Shared Contracts, that are used or held for use primarily in, or that arise primarily out of, the North America Business (including all Contracts substantially pertaining to Intellectual Property Rights for which the material Intellectual Property Rights referenced therein and materially affected thereby are included in the Transferred North America Business Intellectual Property) and (B) all Contracts, including Shared Contracts, set forth in Section 1.02(a)(vii)(1) of the Parent Disclosure Letter, but excluding, in all events, the Contracts set forth in Section 1.02(a)(vii)(2) of the Parent Disclosure Letter (collectively, the “Transferred Contracts”);

(viii) all Accounts Receivable;

(ix) all credits, prepaid expenses, rebates, deferred charges, advance payments, security deposits and other deposits or amounts held as surety by third parties and prepaid items, in each case (A) arising out of or related to a North America Asset set forth in any other clause of this Section 1.02(a) or any North America Liability or (B) that arise primarily out of the North America Business (except to the extent arising out of an Excluded Asset or Excluded Liability);

(x) all rights, claims, proceedings, arbitrations, judgments, hearings, demands, suits, rights of set-off, causes of action and credits, whether class, individual or otherwise in nature, in law or in equity, in each case to the extent (A) relating to any North America Asset set forth in any other clause of this Section 1.02(a) or any North America Liability or (B) arising primarily out of the North America Business, including, to the extent transferable, any such item arising under any Guarantee, warranty, indemnity, right of recovery, right of set-off or similar right in favor of Parent or any of its Subsidiaries (x) in respect of any North America Asset set forth in any other clause of this Section 1.02(a) or any North America Liability or (y) arising primarily out of the North America Business (any such item, a “NewCo Claim”);

(xi) (A) all Records primarily relating to the North America Business (including any applicable attorney-client privilege, attorney work product protection and expectation of client privilege attaching to any such Record), other than the Records set forth on Section 1.02(a)(xi) of the Parent Disclosure Letter (the “Specified Records”) and (B) copies of (x) the portions of all Records that relate to, but do not primarily relate to, the North America Business and (y) the Specified Records (collectively, the “Transferred Records”), in each case of (A) and (B), subject to Parent’s right to ensure its compliance with its records retention policy as in effect on the date hereof; provided that Parent and Investor shall determine the Transferred Records that NewCo shall take physical possession of in accordance with Section 4.21(e)(i);

(xii) all goodwill (including all goodwill arising from, or relating to, direct and indirect relationships with Independent Sales Representatives) generated by or associated with the North America Business or the North America Assets;

(xiii) all rights of Investor, NewCo and the Transferred Subsidiaries under this Agreement and any Related Agreement;

(xiv) all North America Plan Assets;

(xv) any and all insurance proceeds, recoveries, refunds, counterclaims and rights, to the extent related to a North America Asset, North America Liability or the North America Business (except to the extent related to an Excluded Asset or Excluded Liability), whether arising prior to, on or after the Closing Date;

(xvi) an amount equal to (A) the Estimated Transferred Cash Amount, with any further adjustment to such amount made upon final determination of the Closing Working Capital and the Transferred Cash Adjustment (in each case, as determined in accordance with Section 4.11) being paid by Parent or NewCo, as applicable, in accordance with Section 4.11(e) plus (B) the amount payable to Lux Holdco pursuant to Section 2.02(b)(iii);

(xvii) all issued and outstanding equity interests (the “Transferred Equity Interests”) in Avon Canada (the “Transferred Subsidiaries”); provided that, notwithstanding anything in this Agreement to the contrary, the transfer and sale to NewCo of the equity interests in Avon Canada shall occur at the Closing in accordance with Section 2.02(b)(iii);

(xviii) (A) all Intellectual Property Rights (excluding Intellectual Property Rights in Software) owned by the Parent or its Subsidiaries (x) in Formulas used solely in North America Products that have not been sold outside of the North America Region since January 1, 2005 and are not presently contemplated, according to any presentation, schedule or written plan existing on the date hereof, to be sold outside of the North America Region, (y) in Trademarks registered in the North America Region that have no counterparts (whether registered or unregistered), and otherwise are not used, and since January 1, 2005 have not been used, outside of the North America Region or (z) set forth on Section 1.02(a)(xviii) of the Parent Disclosure Letter, (B) all Software owned by Parent or its Subsidiaries which is used or held for use solely (in all material respects) in the operation or conduct of the North America Business, and all Intellectual Property Rights therein (provided that, for the avoidance of doubt, all Software owned by Parent and its Subsidiaries used or held for use in the operation or conduct of the North America Business but not solely used or held for use in the operation or conduct of the North America Business shall be licensed to NewCo in accordance with the terms and conditions of the Licensing Agreement, and provided that all Software not used in the conduct of the North America Business prior to the Closing and that is used by Parent or its Subsidiaries to provide services to NewCo under the Transition Services Agreement shall not be licensed to NewCo in accordance with the terms and conditions of the

Licensing Agreement), (C) all (1) website content at youravon.com, (2) all website content at avon.com, but solely to the extent such website content is at a part of avon.com relating to the North America Business or directed to actual or prospective Customers thereof and not at country-specific content at subpages of avon.com relating to a particular jurisdiction outside of the North America Territory), (3) to the extent legally transferrable, all accounts, passwords, and administrative or login privileges associated with the Transferred North America Social Media Handles, and (4) all internet domain names at the .us or .ca top-level domains, together with any domain names identified in Section 1.02(a)(xvii) of the Parent Disclosure Letter, and (5) all advertising copy, brochure content and other copyrighted or copyrightable works or works of authorship used or held for use solely in the operation or conduct of the North America Business, but excluding in each case rights in any trademarks included in the North America Business Intellectual Property that are utilized on or in connection with any of the foregoing (which shall be licensed pursuant to the terms and conditions of the Licensing Agreement) ((A), (B) and (C) together, the “Transferred North America Business Intellectual Property”), together with (1) all income, royalties, damages and payments earned subsequent to the Closing Date with respect thereto, (2) the right to sue and recover for past, present or future infringements or misappropriations thereof and (3) any and all corresponding rights that, now or hereafter, may be secured throughout the North America Region with respect thereto;

(xix) all finished stock codes (“FSCs”) used on or in connection with the North America Products; provided that Parent and Investor shall determine how to effect the transfer of the FSCs to NewCo in accordance with Section 4.21(e)(ii);

(xx) any and all Tax assets, refunds, credits or claims with respect to North America Taxes; and

(xxi) without duplication, expansion, limitation or other modification of any of the categories of assets, property, claims, goodwill or rights set forth in items (i) through (xx) above or of any Excluded Assets, all other assets, properties, claims, goodwill and rights of Parent or any of its Subsidiaries used or held for use solely or primarily in, or that arise solely or primarily out of, the operation or conduct of the North America Business.

(b) Subject to Section 1.04, for purposes of this Agreement, “Excluded Assets” means all assets, properties, claims, goodwill and rights of Parent or any of its Subsidiaries other than the North America Assets, including the following:

(i) all Contracts to which Parent or any of its Subsidiaries is a party that are not Transferred Contracts (the “Excluded Contracts”);

(ii) all tangible personal property and interests of a corporate overhead, administrative, technological or other similar nature that are primarily used by Parent or any of its Subsidiaries in the performance of (A) any Excluded Contract or (B) Parent’s obligations under, or to which NewCo is to be provided the benefit of pursuant to the terms of, the Transition Services Agreement (but excluding Transferred IT Infrastructure Systems, even if Parent or any of its Subsidiaries continues to provide services under or in connection with the same under the Transition Services Agreement);

(iii) the Newark Property and all tangible personal property and interests in tangible personal property located at the Newark Property (the “Excluded Newark Assets”);

(iv) all IT Infrastructure Systems used or held for use by Parent or any of its Subsidiaries, other than the Transferred IT Infrastructure Systems;

(v) all owned real property and interests in owned real property of Parent or any of its Subsidiaries other than the Transferred North America Owned Real Property, in each case together with all buildings, structures, improvements and fixtures thereon and all easements and rights of way pertaining thereto or accruing to the benefit thereof and all other appurtenances and real property rights pertaining thereto;

(vi) all leasehold interests in real property of Parent or any of its Subsidiaries other than the Transferred North America Leased Real Property, in each case together with all buildings, structures, improvements and fixtures thereon;

(vii) all shares of capital stock of, or other equity interests in, any Subsidiary or Affiliate of Parent (including equity interests in NewCo held by Parent) or any other Person, other than the Transferred Subsidiaries;

(viii) all Intellectual Property Rights (including Retained Names) that are not part of the Transferred North America Business Intellectual Property, including tangible embodiments thereof and causes of action for infringement thereof;

(ix) all Governmental Approvals other than the Assigned Governmental Approvals;

(x) (A) all Records relating primarily to the Parent Business and all Specified Records (in each case including any applicable attorney client privilege, attorney work product protection and expectation of client privilege attaching to any such Record), (B) copies of all Tax Records relating to the North America Business, (C) copies of the portions of all Records that relate to, but do not primarily relate to, the Parent Business, (D) all personnel files relating to employees of Parent or any of its Subsidiaries (including any Covered Employees) other than the Transferred Personnel Files and (E) any Records (including any copies thereof) relating to any Excluded Liability that are subject to, or protected by, attorney client privilege, attorney work product protection or the expectation of client privilege;

(xi) all rights, claims, proceedings, arbitrations, judgments, hearings, demands, suits, rights of set-off, causes of action and credits, whether class, individual or otherwise in nature, in law or in equity, to the extent relating to any Excluded Asset or any Excluded Liability, including any such item arising under any Guarantee, warranty, indemnity or similar right in favor of Parent or any of its Subsidiaries in respect of any Excluded Asset or any Excluded Liability (any such item, a “Parent Claim”);

(xii) any and all Tax assets, refunds, credits or claims with respect to Excluded Taxes;

(xiii) all assets of, or relating to, the Parent Benefit Plans, other than the North America Plan Assets;

(xiv) all rights of Parent or any Retained Subsidiary under this Agreement and any other Transaction Document;

(xv) all Cash and Cash Equivalents of Parent or any of its Subsidiaries, other than the Transferred Cash Amount and those amounts contemplated by Section 1.02(a)(ix) and Section 1.02(a)(xv);

(xvi) all insurance policies of Parent or any of its Subsidiaries and all insurance proceeds, claims, recoveries, refunds, counterclaims, rights of set-off, credits and rights arising thereunder prior to, on or after the Closing Date with respect to any Excluded Asset set forth in any other clause of this Section 1.02(b) or any Excluded Liability;

(xvii) (A) all membership or other equity interests in, and all assets, properties, claims, goodwill and rights of Parent or any of its Subsidiaries relating to, and all other interests of Parent or any of its Subsidiaries in, any of the Avon Foundation Entities and (B) all Contracts between or among Parent or any of it Subsidiaries and any of the Avon Foundation Entities;

(xviii) all goodwill generated by or associated with (A) the Parent Business or (B) Trademarks included in the Intellectual Property Rights described in Section 1.02(b)(viii); and

(xix) all (A) trade accounts receivable and other rights to payment from customers of Parent or any of its Subsidiaries, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of Parent or any of its Subsidiaries, (B) other accounts and notes receivable of Parent or any of its Subsidiaries and (C) other claims, remedies and other rights related to any of the foregoing, in each case other than the Accounts Receivable.

Section 1.03 North America Liabilities; Excluded Liabilities. (a) For purposes of this Agreement, “North America Liabilities” means the following Liabilities of Parent or any of its Subsidiaries, in each case other than the Excluded Liabilities:

(i) all Accounts Payable;

(ii) all Liabilities arising under the Zanesville Capitalized Lease;

(iii) all Liabilities in respect of any Action to the extent arising out of or relating to the ownership, operation and conduct of the North America Business or the North America Assets on or after the Closing;

(iv) all Liabilities solely to the extent arising out of or relating to (x) any Assumed Benefit Plan or (y) employment and employee benefits-related liabilities related to the operation or conduct of the North America Business specifically assumed by NewCo and its Subsidiaries pursuant to Section 5.01(b)(ii), Section 5.01(b)(iii), Section 5.01(b)(iv), Section 5.01(d), Section 5.01(e), Section 5.01(g)(ii), Section 5.01(g)(iii), Section 5.01(h), Section 5.01(j), Section 5.01(k), Section 5.02 and Section 5.03;

(v) all Liabilities that are expressly contemplated to be assumed by Investor or NewCo pursuant to this Agreement or the Related Agreements (but subject to the terms and limitations set forth herein or therein);

(vi) subject to the other limitations set forth herein, including Section 1.04, all Liabilities whether arising prior to, on or after the Closing Date under or relating to the Transferred Contracts;

(vii) all Liabilities arising on or after the Closing Date under the Assigned Governmental Approvals, solely to the extent related to the ownership, operation and conduct of the North America Business from and after the Closing;

(viii) all Assumed Environmental Liabilities;

(ix) all Assumed Intellectual Property Liabilities;

(x) all Assumed Product Liabilities;

(xi) all North America Taxes; and

(xii) without duplication, expansion, limitation or other modification of any of the categories set forth in items (i) through (xi) above, or of any Excluded Liability, all other Liabilities to the extent arising out of or relating to the ownership, operation or conduct of the North America Business or any North America Asset on or after the Closing.

(b) For purposes of this Agreement, “Excluded Liabilities” means all Liabilities of Parent or any of its Subsidiaries other than the North America Liabilities, including the following Liabilities:

(i) all Liabilities to the extent arising out of or relating to Excluded Assets, except to the extent expressly provided in Section 1.03(a)(iii) with respect to the North America Business Intellectual Property;

(ii) all Indebtedness of Parent or any of its Subsidiaries, except to the extent expressly provided in Section 1.03(a)(ii) with respect to the Zanesville Capitalized Lease;

(iii) all employment and employee benefits-related Liabilities to the extent arising out of or relating to (A) any Parent Benefit Plan that is not an Assumed Benefit Plan (unless expressly assumed by NewCo and its Subsidiaries pursuant to Section 5.01(b)(ii), Section 5.01(b)(iii), Section 5.01(b)(iv), Section 5.01(d), Section 5.01(e),

Section 5.01(g)(ii), Section 5.01(g)(iii), Section 5.01(h), Section 5.01(j), Section 5.01(k), Section 5.02 and Section 5.03, (B) the operation or conduct of the North America Business (unless expressly assumed by NewCo and its Subsidiaries pursuant Section 5.01(b)(ii), Section 5.01(b)(iii), Section 5.01(b)(iv), Section 5.01(d), Section 5.01(e), Section 5.01(g)(ii), Section 5.01(g)(iii), Section 5.01(h), Section 5.01(j), Section 5.01(k), Section 5.02 and Section 5.03), or (C) the operation or conduct of the Parent Business (unless expressly assumed by NewCo and its Subsidiaries pursuant to Section 5.01(b)(ii), Section 5.01(b)(iii), Section 5.01(b)(iv), Section 5.01(d), Section 5.01(e), Section 5.01(g)(ii), Section 5.01(g)(iii), Section 5.01(h), Section 5.01(j), Section 5.01(k), Section 5.02 and Section 5.03) (collectively, the “Excluded Employee Liabilities”);;

(iv) all Liabilities arising out of infringement, misappropriation or violation of a third Person’s Intellectual Property Rights (A) by Parent, a Retained Subsidiary, a Transferred Subsidiary or their respective legal predecessors in interest prior to the Closing Date or (B) by Parent or a Retained Subsidiary on or after the Closing Date (collectively, the “Excluded Intellectual Property Liabilities”);

(v) all (A) trade accounts payable and other payment obligations of Parent or any of its Subsidiaries, including all trade accounts payable representing amounts payable in respect of goods shipped or products sold or services rendered, (B) other accounts and notes payable of Parent or any of its Subsidiaries and (C) other obligations or Liabilities related to any of the foregoing, in each case other than the Accounts Payable;

(vi) all Excluded Taxes;

(vii) all Liabilities that are expressly contemplated to be retained by Parent or any Retained Subsidiary pursuant to this Agreement or the Related Agreements;

(viii) all Liabilities for the Parent Transaction Expenses;

(ix) all Liabilities to the extent arising out of or relating to the ownership, operation or conduct of any business of Parent, its Subsidiaries or their respective legal predecessors in interest other than the North America Business, whether arising prior to, on or after the Closing and whether relating to the operation of such business prior to, on or after the Closing;

(x) all Excluded Environmental Liabilities (whether or not such Liability accrues in the first instance to NewCo, the Transferred Subsidiaries or Investor, or to Parent or its Subsidiaries or their respective legal predecessors in interest);

(xi) any and all Liabilities arising from, related to, or in connection with the conduct, facts, assertions and/or allegations set forth in the Deferred Prosecution Agreement, dated December 15, 2014, between the DOJ and the Company (the “Deferred Prosecution Agreement”) or any related or similar actions or omissions by Parent or any of its Subsidiaries or their respective Representatives in any jurisdiction, including any Action or Judgment or monitoring or similar agreement imposed by any Governmental Entity, with respect to the North America Business or otherwise;

(xii) all Liabilities arising from any Affiliate Arrangements or Intercompany Contracts, including the termination thereof;

(xiii) (A) all Liabilities arising from or related to the membership or other equity interests in, and all assets, properties, claims, goodwill and rights of Parent or any of its Subsidiaries relating to, and all other interests of Parent or any of its Subsidiaries in, any of the Avon Foundation Entities, (B) all Liabilities arising from or related to Contracts involving any of the Avon Foundation Entities and (C) all Liabilities arising from or related to the ownership, operation or conduct of the Avon Foundation Entities;

(xiv) all Excluded Product Liabilities;

(xv) all Liabilities in respect of any Action to the extent arising out of or relating to the ownership, operation or conduct of the North America Business, the North America Assets or the North America Business Intellectual Property prior to the Closing Date, (whether or not such Action is commenced prior to, on or after the Closing Date and whether or not the Liabilities with respect thereto accrue in the first instance to NewCo, the Transferred Subsidiaries or Investor, or to Parent or its Subsidiaries or their respective legal predecessors in interest) (the “Excluded Litigation Liabilities”); and

(xvi) without duplication, expansion, limitation or other modification of any of the categories of Liabilities set forth in terms (i) through (xv) above or of any North America Liabilities, all other Liabilities to the extent arising out of or relating to the ownership, operation or conduct of the North America Business or the North America Assets prior to the Closing.

Section 1.04 Consents. Notwithstanding anything in this Agreement or the Related Agreements to the contrary, neither this Agreement nor any other Related Agreement shall constitute an agreement to contribute, assign or transfer any Transferred Contract or Assigned Governmental Approvals, in each case the contribution, assignment or transfer of which is otherwise contemplated hereby, if such a contribution, assignment or transfer without the consent or approval of a Governmental Entity or third party would constitute a breach or other contravention of the rights of such Governmental Entity or third party or adversely affect the rights of any party hereto or any of their respective Subsidiaries, as the case may be (such assets being collectively referred to herein as “Restricted Assets”), and any contribution, transfer or assignment of any interest under any such Restricted Asset shall be made subject to such consent or approval being obtained. In the event any such consent or approval is not obtained prior to the Closing Date, (i) Parent, on the one hand, and Investor and NewCo, on the other, shall cooperate with one another and use reasonable best efforts in attempting to obtain any such consent or approval following the Closing Date (which in the case of Parent shall include the obligation to pay to applicable third parties (at Parent’s expense) any non-material amounts that are reasonably necessary to be paid in order to obtain such consent; provided that Parent receives the prior consent of Investor (not to be unreasonably withheld, conditioned or delayed) prior to making any such payment), (ii) to the extent practicable, Parent, on the one hand, and Investor and NewCo, on the other, shall cooperate with one another in structuring and documenting any lawful and reasonable alternative arrangements (such as a license, sublease or operating agreement) until such time as such consent or approval has been obtained that results in Parent

(or a Retained Subsidiary) or NewCo (or a Transferred Subsidiary), as applicable, receiving all the benefits and bearing all the costs, Liabilities and burdens with respect to any such Restricted Asset (provided that Investor and NewCo shall not be required to incur any, and Parent shall not be required to incur any material, additional costs or Liabilities in connection with such alternative arrangements) and (iii) notwithstanding anything in this Agreement or any Related Agreement to the contrary, unless and until any such consent or approval with respect to any Restricted Asset is obtained, (A) such Restricted Asset shall not constitute a North America Asset and any associated Liability shall not constitute a North America Liability for any purpose under this Agreement or any Related Agreement, and (B) the failure of any such consent or approval to be obtained or the failure of any such Restricted Asset to constitute a North America Asset or any circumstances resulting therefrom shall not, individually or in the aggregate, constitute a breach by Parent or NewCo of any representation, warranty, covenant or agreement or a failure of any condition under this Agreement, except for the failure to schedule any such consent as required in Section 3.01(d)(i) (or the condition contained in Section 6.03(b) related thereto) or, subject to the limitations set forth in this Section 1.04, the failure to use its required efforts to obtain such consent in accordance with the terms of this Section 1.04 or Section 4.04 (or the condition contained in Section 6.03(c) related thereto). Subject to the terms of this Agreement, it is understood and agreed that no party shall be required to take any other action that would reasonably be expected to harm or prejudice such party in any material respect, in each case in connection with the satisfaction of its obligations under this Section 1.04. Parent must obtain Investor’s written consent before agreeing to any modification or change to any Transferred Contract, Assigned Governmental Approval or Restricted Asset, or making any payments under, or to a counterparty or an Affiliate of a counterparty of, any Transferred Contract, Assigned Governmental Approval or Restricted Asset, in connection with obtaining any consent or approval pursuant to this Section 1.04 regardless of whether such concession is deemed necessary to obtain a consent or approval. Investor acknowledges and agrees that any failure to obtain any consent required under any Transferred Contract, Assigned Governmental Approval or Restricted Asset shall not constitute a breach of this Agreement if the prior consent of Investor is required pursuant to the terms of this Section 1.04 in connection with entering into arrangements or making payments to third parties in order to obtain such consents and Investor withholds its consent.

Section 1.05 Misallocated Transfers. In the event that, at any time or from time to time after the North America Transfer Time, any party hereto (or any of its Subsidiaries) shall receive or otherwise possess any asset, property, claim, payment or right or be liable for any Liability that is allocated to any other party (or any of its Subsidiaries) pursuant to this Agreement or any Related Agreement, such party shall promptly transfer or assign, or cause to be transferred or assigned, such asset, property, claim, payment, right or Liability to the party (or its applicable Subsidiary) so entitled thereto, and the relevant party will cause such entitled party (or its applicable Subsidiary) to accept such asset, property, claim or right or assume such Liability. Prior to any such transfer, the parties shall comply, to the extent applicable, with Section 1.04.

Section 1.06 Termination of Intercompany Contracts. (a) Except as set forth in Section 1.06(b), in furtherance of the releases and other provisions of Section 8.01, Parent and each of the Retained Subsidiaries shall, on or prior to the Closing Date, terminate any and all Contracts between or among Parent or any Retained Subsidiary, on the one hand, and NewCo or any Transferred Subsidiary, on the other hand (each, an “Intercompany Contract”) (in a manner which does not cause or increase any Liability for NewCo or any of the Transferred Subsidiaries). No such terminated Contract (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Closing Date. Each of the parties hereto shall, at the reasonable request of any other party hereto, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

(b) The provisions of Section 1.06(a) shall not apply to any of the following Contracts (or to any of the provisions thereof): (i) this Agreement and the Related Agreements (and each other agreement or instrument expressly contemplated by this Agreement or any Related Agreement to be entered into by any of the parties hereto or any of their respective Subsidiaries, including the North America Transfer Documents), (ii) any Contract listed or described in Section 1.06(b) of the Parent Disclosure Letter, (iii) any Contract to which any Person other than Parent and NewCo and their respective wholly-owned Subsidiaries is a party and (iv) any other Contract that this Agreement or any other Related Agreement expressly contemplates will survive the Closing Date.

Section 1.07 North America Transfer Documents. In furtherance of the contribution, assignment and transfer of assets, properties, claims, rights and Liabilities, in each case as specified in this Article I, at or prior to the North America Transfer Time and, with respect to Restricted Assets or misallocated assets, at such time after the North America Transfer Time as such Restricted Asset or misallocated assets can be assigned or transferred, (a) Parent shall, and shall cause the applicable Retained Subsidiaries to, execute and deliver such bills of sale, special warranty deeds, assignments and assumptions, leases, subleases, stock powers, certificates of title and other instruments of conveyance, assignment and transfer (including supplemental Transfer Tax forms, if applicable) as and to the extent necessary to evidence the contribution, assignment or transfer of Parent’s or the applicable Retained Subsidiary’s right, title and interest in and to the North America Assets to NewCo or a Transferred Subsidiary, (b) Parent shall cause the Transferred Subsidiaries to execute and deliver such bills of sale, special warranty deeds, assignments and assumptions, leases, subleases, stock powers, certificates of title and other instruments of conveyance, assignment and transfer (including supplemental Transfer Tax forms, if applicable) as and to the extent necessary to evidence the conveyance, assignment or transfer of the applicable Transferred Subsidiary’s right, title and interest in and to the Excluded Assets to Parent or a Retained Subsidiary, (c) NewCo shall execute and deliver such assignments of Contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption by NewCo of the North America Liabilities and (d) Parent shall execute and deliver such assignments of Contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption by Parent or a Retained Subsidiary of the Excluded Liabilities (the documents contemplated by clauses (a), (b), (c) and (d), collectively, the “North America Transfer Documents”). The North America Transfer Documents shall be in form and substance reasonably agreed to by the parties hereto; provided that the parties hereto agree and acknowledge that such documentation is intended solely to memorialize the Transactions and shall be, in all respects, consistent with the terms and conditions set forth in this Agreement. To the extent of any conflict between the provisions of the North America Transfer Documents and this Agreement, this Agreement shall control.

Section 1.08 Disclaimer. Subject to the terms and conditions of this Agreement (including Article III) and the other Transaction Documents, (i) all of the North America Assets and the North America Liabilities, as well as all of the Excluded Assets and Excluded Liabilities, will be transferred or assumed on an “as is, where is” basis and (ii) all express or implied warranties as to merchantability, fitness for a particular purpose or otherwise are hereby expressly disclaimed.

ARTICLE II

Subscription and Sale; Closing

Section 2.01 Subscription for Common Membership Interests. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Parent shall cause NewCo to issue, sell and deliver to Investor, and Investor shall subscribe for, purchase and acquire from NewCo, Common Membership Interests representing (after giving effect to the Subscription) 80.1% of the total outstanding Common Membership Interests, in consideration of the payment by Investor of $170,000,000 in the aggregate (the “Subscription Amount”), payable as set forth in Section 2.02(b). The subscription and sale of the Common Membership Interests is referred to in this Agreement as the “Subscription”.

Section 2.02 Closing. (a) The closing of the Subscription (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019, on the second Business Day following the satisfaction (or, to the extent permitted by Law, the waiver by the parties entitled to the benefits thereof) of the conditions set forth in Article VI, other than those conditions that by their nature are to be satisfied as of the Closing (but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place, time and date as shall be agreed between Parent and Investor; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) in the event that the Closing Date would otherwise occur prior to March 1, 2016, Parent shall have the right, upon two Business Days’ written notice to Investor, to extend the Closing to March 1, 2016 (subject to the continued satisfaction or waiver of the conditions set forth in Article VI at such time) and (ii) in the event that the Closing Date would otherwise occur after the 15th day of a given month but prior to the last day of any given calendar month (other than in accordance with the preceding clause (i)), Parent shall have the right, upon two Business Days’ written notice to Investor, to extend the Closing to the last day of such calendar month (or, if the last day of such month is not a Business Day, to the next succeeding Business Day thereafter), subject to the continued satisfaction or waiver of the conditions set forth in Article VI at such time. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing shall be deemed to occur and be effective as of 12:01 a.m. New York City time on the Closing Date.

(b) At the Closing, (i) Parent shall cause NewCo to issue to Investor a number of Common Membership Interests representing (after giving effect to the Subscription) 80.1% of the total outstanding Common Membership Interests, duly registered in the name of Investor on the books and records of NewCo, (ii) Investor shall pay the Subscription Amount to NewCo, by wire transfer to a bank account designated in writing by NewCo of immediately available funds, (iii) before the transactions in clause (i), (ii), (iv) and (v) occur, (A) Parent shall cause Avon

Luxembourg Holdings S.A R.L. (“Lux Holdco”) to transfer to NewCo all of the issued and outstanding equity interests in Avon Canada (the “AC Equity Interests”) and (B) NewCo shall pay to Lux Holdco, by wire transfer to a bank account designated in writing by Parent of immediately available funds, the amount determined in accordance with Section 4.31, (iv) Parent and Investor shall amend and restate NewCo’s limited liability company agreement to be substantially in the form of Exhibit A hereto (as amended, the “LLC Agreement”) and (v) each of Parent and NewCo shall enter into each of the other Related Agreements to which it is a party.

ARTICLE III

Representations and Warranties

Section 3.01 Representations and Warranties of Parent. Parent represents and warrants to Investor, as of the date hereof and as of the Closing Date, that, except as set forth in the confidential disclosure letter delivered by Parent to Investor on the date hereof (the “Parent Disclosure Letter”) (it being understood that any information set forth on one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent from the wording of such information that such information is relevant to such other section or subsection):

(a) Organization, Standing and Corporate Power. Each of Parent and the North America Transfer Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization. Each of Parent and the North America Transfer Subsidiaries has all requisite corporate or other entity power and authority to own or lease all of its properties and assets relating to the North America Business and to carry on the North America Business as presently conducted. Each of Parent and the North America Transfer Subsidiaries is duly qualified or licensed to do business and is in good standing or any similar concept (where such concept is recognized under applicable Law) in each jurisdiction where the nature of the North America Business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing (or any similar concept), individually or in the aggregate, is not and would not reasonably be expected to be material to the North America Business, taken as a whole.

(b) Capitalization of NewCo (i) The total number of membership interests that NewCo has the authority to issue is unlimited. Except for the Common Membership Interests issued to Parent in the Restructuring Transactions and the Common Membership Interests issued to Investor in accordance with Section 2.02(b), as of the Closing Date, no membership interests or other voting securities of or equity interests in NewCo will be issued, reserved for issuance or outstanding and no securities of NewCo convertible into or exchangeable or exercisable for membership interests or other voting securities of or equity interests in NewCo will be issued or outstanding. All outstanding Common Membership Interests are duly authorized, validly issued, fully paid and nonassessable. As of the Closing Date, the Common Membership Interests have the terms and conditions and entitle the holders thereof to the rights set forth in the LLC Agreement and will be free and clear of all Liens. There are no bonds, debentures, notes or other indebtedness of NewCo having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Common Membership Interests may vote (“Voting NewCo Debt”). Except for any obligations pursuant to this Agreement, or as otherwise set forth above in this

Section 3.01(b)(i), there are no options, warrants, stock appreciation rights, phantom stock rights, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which NewCo is a party or by which NewCo is bound (A) obligating NewCo to issue, deliver or sell, or cause to be issued, delivered or sold, additional membership interests or other voting securities of or equity interests in, or any security convertible or exchangeable for any membership interests or other voting securities of or equity interests in, NewCo or any Voting NewCo Debt, (B) obligating NewCo to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking or (C) that give any Person the right to receive any economic interest of a nature otherwise accruing to the holders of Common Membership Interests. There are no outstanding obligations of NewCo to repurchase, redeem or otherwise acquire any membership interests or options, warrants, stock appreciation rights, phantom stock rights, rights, convertible or exchangeable securities, stock-based performance units or other rights to acquire membership interests of NewCo. True, correct and complete copies of the organizational documents of NewCo and Avon Canada have been made available to Investor prior to the date hereof.

(ii) Section 3.01(b)(ii) of the Parent Disclosure Letter sets forth, as of the date hereof, the legal name, the jurisdiction of organization and the issued and outstanding equity interests and beneficial ownership thereof of each of NewCo and the Transferred Subsidiaries. Parent owns, directly or indirectly, all of the outstanding membership interests of NewCo and all of the Transferred Equity Interests, free and clear of any Liens, other than Liens to be discharged at or prior to the Closing Date, and all of such shares or equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the Closing, NewCo will own, directly or indirectly, all of the outstanding Transferred Equity Interests, free and clear of any Liens, and all of such shares or equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(iii) NewCo was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

(c) Authorization; Enforceability. (i) Parent has, and all of the North America Transfer Subsidiaries have, all requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement (to the extent a party hereto) and to consummate the Transactions. Parent has, and all of the North America Transfer Subsidiaries have, or will have at the Closing, all requisite corporate or limited liability company power and authority, as applicable, to execute and deliver each Related Agreement to which it is or will be a party and to carry out, or cause to be carried out, the transactions contemplated by each of the Related Agreements to which it is a party. The execution and delivery by each of Parent and NewCo of this Agreement and, at the Closing, the execution and delivery by each of Parent and the North America Transfer Subsidiaries of each of the Related Agreements to which it is a party, and the consummation by each of Parent and the North America Transfer Subsidiaries of the Transactions, and compliance by each of Parent and the North America Transfer Subsidiaries with the provisions of, this Agreement and, following the execution thereof, the Related Agreements to which it is a party, have been, or will be at the Closing, duly authorized and approved by all necessary corporate action on the part of Parent, the North America Transfer Subsidiaries and all necessary limited liability company action on the part of NewCo, respectively. On or prior to the date hereof, each of (A) the board of directors of Parent, (B) Parent, as the sole member of NewCo and (C) the board of managers of NewCo, has duly adopted resolutions approving, as applicable, this Agreement, the Related Agreements to which it is a party and the Transactions (and the resolutions giving effect to such actions have not been rescinded, modified or withdrawn in any way). As of the Closing Date, to the extent necessary to effect the North America Transfers, each of the North America Transfer Subsidiaries (or the applicable governing body thereof) other than NewCo shall have duly adopted resolutions approving the Related Agreements to which it is a party and the applicable Transactions to which it is a party. This Agreement has been and, at the Closing, each of the Related Agreements to which it is a party will be, duly executed and delivered by each of Parent and the applicable North America Transfer Subsidiaries, and, assuming the due authorization, execution and delivery by Investor, constitutes or, with respect to the Related Agreements, at the Closing will constitute, a legal, valid and binding obligation of each of Parent and the North America Transfer Subsidiaries, enforceable against each of Parent and the North America Transfer Subsidiaries in accordance with its terms, subject, as to enforceability, to (x) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and (y) general equity principles, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(ii) No vote, consent or approval of the stockholders of Parent is required under applicable Law, Parent’s Organizational Documents, or under any Contract between Parent and any stockholder of Parent, to authorize or approve this Agreement, the Related Agreements or the Transactions.

(d) No Conflict. (i) Assuming that the authorizations, consents and approvals referred to in Section 3.01(d)(iii) are obtained or delivered prior to the Closing Date and the filings referred to in Section 3.01(d)(iii) are made and any waiting periods thereunder have terminated or expired prior to the Closing Date, neither the execution and delivery by Parent of this Agreement nor the execution and delivery, as of the Closing, by Parent or any of the North America Transfer Subsidiaries of any of the Related Agreements to which it is a party, nor the consummation of the Transactions and compliance by Parent or any of the North America Transfer Subsidiaries with the provisions of this Agreement and the Related Agreements to which it is a party will conflict with, or result in any notice requirement, material infringement, violation or breach of, or material default (with or without notice or lapse of time, or both) under, or give rise to a material right of payment or termination, cancelation or acceleration of any material obligation or to the loss of a material benefit under, or result in the creation of any material right or benefit on the part of any third party under, or result in the creation of any material conflicts, violations, breaches, defaults, rights, losses or pledges, liens, charges, mortgages, encumbrances or security interests of any kind or nature (collectively, “Liens”) upon any of the properties or assets of Parent or any of the North America Transfer Subsidiaries under any term, condition or provision of, (x) any Material Contract, any material Contract for the lease of any Transferred North America Leased Real Property or any Contract relating to material Indebtedness of Parent or any of its Subsidiaries, (y) any supranational, federal, national, state, provincial or local statute, law (including common law), ordinance, rule, requirement, directive or regulation of any Governmental Entity (together with any decision or approval of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Entity, a “Law”) that is material to the North America Business, taken as a whole, or (z) any judgment, writ, stipulation, award, injunction, determination, order or decree of any Governmental Entity (“Judgment”), Governmental Approval, concession, grant or franchise, in each case, applicable to the North America Business.

(ii) Neither Parent nor any of the North America Transfer Subsidiaries is in violation or default of any provision of its Organizational Documents. Neither the execution and delivery by Parent or any of the North America Transfer Subsidiaries of this Agreement or any of the Related Agreements to which it is a party, nor the consummation of the Transactions and compliance by Parent or any of the North America Transfer Subsidiaries with the provisions of this Agreement and the Related Agreements will conflict with, or result in any material violation or breach of, any of Parent’s or any of the North America Transfer Subsidiaries’ Organizational Documents.

(iii) Except for (A) filings required under, and compliance with other applicable requirements of, the HSR Act, (B) compliance with the provisions of the Securities Act and the Exchange Act (including the filing with the SEC of such current reports and other documents, if any, required to be filed with the SEC under the Exchange Act or Securities Act in connection with the Transactions) and (C) compliance with any applicable securities or blue sky laws of the various states, no consent or approval of, or filing, license, permit, authorization, declaration or registration with, any governmental or regulatory (including any stock exchange) authorities, agencies, courts, instrumentalities, binding arbitration bodies, commissions or other entities, whether federal, state, provincial, local or foreign, or applicable self-regulatory organizations (each, a “Governmental Entity”) is necessary for the consummation by Parent or any of the North America Transfer Subsidiaries of the Transactions.

(e) Business Financial Statements; Absence of Certain Changes; No Undisclosed Liabilities. (i) Section 3.01(e)(i) of the Parent Disclosure Letter sets forth:

(1) (A) the unaudited combined balance sheets for the North America Business and combining balance sheets for the portion of the North America Business conducted in the United States, Puerto Rico and Canada, in each case as of December 31, 2013, December 31, 2014, March 31, 2015, June 30, 2015 and September 30, 2015 (September 30, 2015 being the “Balance Sheet Date”) and (B) the unaudited combined and combining statements of income for the North America Business and the portion of the North America Business conducted in the United States, Puerto Rico and Canada for each of (w) the fiscal year ended December 31, 2013, (x) the fiscal year ended December 31, 2014, prepared on a quarterly and annual basis, (y) the fiscal quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 and (z) the nine month period ended September 30, 2015, in each case which shall not be required to include any provision for income Taxes (collectively, the “Historical Segment Financial Statements”); and

(2) the unaudited pro forma combined balance sheets for the North America Business and combining balance sheets for the portion of the North America Business conducted in the United States, Puerto Rico and Canada and related unaudited pro forma statements of income for the dates and periods for which the Historical Segment Financial Statements are prepared, giving effect (as if such events had occurred on such date or at the beginning of such periods, as the case may be) to the transactions set forth on Section 3.01(e)(i)(2) of the Parent Disclosure Letter assuming such transactions had been consummated in the manner set forth therein (such transactions together with such assumptions, the “Assumed Transactions”), which shall include footnotes detailing any adjustments made to the corresponding Historical Segment Financial Statements for such periods in the preparation of such unaudited pro forma financial statements to give effect to the Assumed Transactions, but which shall in any such case not be required to include any provision for income Taxes (the “Pro Forma Carveout Financial Statements”).

(ii) The Historical Segment Financial Statements (A) have been prepared in good faith, based on assumptions believed by Parent to be reasonable as of the date of delivery thereof and fairly present, in all material respects, the combined and combining financial condition of each of the North America Business and the portion of the North America Business conducted in the United States, Puerto Rico and Canada, in each case as of the respective dates thereof and their results of operations for the respective periods covered thereby, (B) are based on the historical accounting practices and policies of Parent and its Subsidiaries and derived from the historical consolidated financial statements of Parent and its Subsidiaries, which are prepared in accordance with GAAP, (C) have been prepared in accordance with GAAP, except for (i) the omission of the provision for income taxes in each income statement and the related balance sheets included therein, (ii) the omission of footnote disclosures as required under GAAP, (iii) the omission of a statement of cash flows for each of the periods referenced therein and (iv) the methodology used to determine the allocation of global overhead expense and benefits related costs and (v) the exclusion of intercompany profit mark-up and miscellaneous items of income and expense which are excluded in the determination of ‘Operating Profit’ and (D) have been prepared on the same basis as the North America segment financial statements included in Parent’s periodic filings with the Securities and Exchange Commission.

(iii) The Pro Forma Carveout Financial Statements have been prepared in good faith based on the assumptions underlying the Assumed Transactions and on other assumptions believed by Parent to be reasonable as of the date of delivery thereof. The Pro Forma Carveout Financial Statements present fairly, on a pro forma basis after giving effect to the Assumed Transactions, the financial position of the North America Business the portion of the North America Business conducted in the United States, Puerto Rico and Canada, in each case as of the respective dates thereof and their results of operations for the respective periods covered thereby, assuming that the Assumed Transactions had actually occurred at such date or at the beginning of the periods covered thereby, subject to the update of the assumptions made therein in accordance with Section 4.10(a).

(iv) The Historical Segment Financial Statements and the Pro Forma Carveout Financial Statements have been prepared from, and are in accordance with, the Records of Parent and its Subsidiaries subject, in the case of the Pro Forma Carveout Financial Statements, to the assumptions described in the preceding clause (iii).

(v) (A) Since January 1, 2015, there has not been any effect, change, event or occurrence that has resulted in or would reasonably be expected to result in a Material Adverse Effect and (B) since September 30, 2015, neither Parent, NewCo nor any of their Affiliates has taken or authorized any action which, if taken or authorized on or after the date hereof, would require the consent of Investor pursuant to Section 4.01(b)(i), (iii), (v), (vi), (vii), (viii), (ix) (xiv), (xv) and (xvi) of this Agreement.

(vi) Except (i) as disclosed, reflected or reserved against in the Historical Segment Financial Statements (or the notes thereto) or the Pro Forma Carveout Financial Statements (or the notes thereto), (ii) for Excluded Liabilities, (iii) for Liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business, (iv) as permitted or contemplated by this Agreement and (v) for Liabilities or obligations that have been discharged or paid in full prior to Closing, neither NewCo, nor any Transferred Subsidiary nor, solely with respect to the North America Business and the North America Assets, Parent nor any of the North America Transfer Subsidiaries has any undisclosed Liabilities or obligations, other than those that are not and would not reasonably be expected to be material to the North America Business, taken as a whole.

(vii) Parent has previously delivered to Investor a true, correct and complete, in all material respects, description, as of the date hereof, of the present policies of Parent and its Subsidiaries (with respect to the North America Business) with respect to credit arrangements relating to (A) credit approval review of Customers of the North America Business and (B) write offs of credit losses of the North America Business. Since January 1, 2015 through the date hereof, each of Parent and its Subsidiaries, with respect to the North America Business, has not changed in any material respects the policies described in clauses (A) and (B) of the first sentence of this Section 3.01(e)(vii).

(viii) The Accounts Receivable, whether reflected in the Historical Segment Financial Statements or the Pro Forma Carveout Financial Statements, arose from bona fide transactions in the ordinary course of business of the North America Business consistent with past practice. Since September 30, 2015 through the date of this Agreement, there have not been any setoffs, counterclaims or disputes asserted or conditions precedent to payment therefor with respect to any such Accounts Receivable, and no setoff, counterclaim, dispute, discount or allowance from any such Accounts Receivable has been made or agreed to, in each case, other than such setoffs, counterclaims, disputes, discounts or allowances that (A) are usual and customary in the conduct of the North America Business consistent with the past practices of Parent and its Subsidiaries or (B) are not and would not, individually or in the aggregate, reasonably be expected to exceed $250,000.

(ix) The Accounts Payable, whether reflected in the Historical Segment Financial Statements, the Pro Forma Carveout Financial Statements or in the Records of the North America Business, (a) arose from the purchase of goods or services in the ordinary course of business of the North America Business and (b) accurately reflect all amounts owed by Parent and its Subsidiaries (to the extent solely related to the North America Business) with respect to trade accounts due and other payables as of the respective dates thereof or the Closing Date, as the case may be, consistent with past practice.

(f) Compliance with Laws; Licenses and Permits. Except for instances that, individually or in the aggregate, are not and would not reasonably be expected to be material to the North America Business, taken as a whole, (i) since January 1, 2014, Parent’s conduct of the North America Business and use of the North America Assets has not been in violation of any applicable Laws, including any Drug and Cosmetic Regulatory Laws, (ii) since January 1, 2014 to the date hereof, neither Parent nor any of the North America Transfer Subsidiaries has received any written or, to Parent’s Knowledge, oral notice of or been charged with the violation of any applicable Laws with respect to the North America Business or the North America Assets and (iii) Parent (or one of the North America Transfer Subsidiaries) has all necessary Governmental Approvals with respect to the North America Assets or the North America Business as it is currently conducted, each of which is valid and in full force and effect. All material Governmental Approvals with respect to the North America Assets or the North America Business as of the date hereof are set forth on
Section 3.01(f) of the Parent Disclosure Letter. None of Parent or any of the North America Transfer Subsidiaries, to the extent related to the North America Business or the North America Assets, is in default or violation of any material Governmental Approval to which such Person is a party, except for any such defaults or violations that are not and would not reasonably be expected to be material to the North America Business, taken as a whole. To the Knowledge of Parent, (A) no investigation or review by any Governmental Entity with respect to any material violation or material non-compliance with any material Governmental Approval is pending or, to Parent’s Knowledge, threatened and (B) neither Parent nor any of the North America Transfer Subsidiaries is under any investigation by any Governmental Entity with respect to the North America Business or the North America Assets.

(g) Litigation. There have not been any Actions pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries (i) since January 1, 2014, relating to the North America Business or the North America Assets that (A) if adversely determined, would reasonably be expected to result in liability in excess of $500,000 or that otherwise sought or seeks material injunctive relief or other material equitable relief or (B) involve allegations of a criminal nature or that are between Parent or one of its Subsidiaries, on the one hand, and a shareholder, director or officer (in their capacities as such) of Parent or such Subsidiary, on the other hand, or (ii) as of the date hereof with respect to this Agreement, any Related Agreement or the Transactions. Except as is not and would not reasonably be expected to be material to the North America Business, taken as a whole, none of Parent or any of the North America Transfer Subsidiaries is, or since January 1, 2014 has been, a party or subject to or in default under any Judgment applicable to the North America Business or North America Assets.

(h) No Liens; Title to Tangible Property. Parent or one of the North America Transfer Subsidiaries has good and valid title to, or the right to transfer (or cause to be transferred) in accordance with the terms of this Agreement, all the material tangible North America Assets. All of the material tangible North America Assets will be at the Closing free and clear of any Liens, other than Permitted Liens. All material tangible North America Assets are in good repair and operating condition (subject to normal wear and tear) and are reasonably adequate and suitable for their present and intended uses, in each case except as, individually or in the aggregate, are not and would not reasonably be expected to be material to the North America Business, taken as a whole.
Section 3.01(h) of the Parent Disclosure Letter sets forth,

as of the date hereof, the location of all material tangible North America Assets (including, for the avoidance of doubt, North America Inventory) held at any location that is not Transferred North America Real Property (and, for the avoidance of doubt, not in transit) on behalf of Parent or any of its Subsidiaries or held by a vendor on consignment for Parent or any of its Subsidiaries.

(i) Sufficiency of Assets. Following consummation of the North America Transfers, NewCo will, directly or indirectly through the Transferred Subsidiaries, own all assets, rights, interests and properties (in each case, whether tangible or intangible) of Parent and its Subsidiaries, that, together with those assets and services provided in accordance with the Related Agreements and assuming NewCo has the benefit of the Restricted Assets, are necessary to conduct the North America Business in all material respects as conducted by Parent and its Subsidiaries as of the date hereof and as of immediately prior to the Closing. As of the Closing, after giving effect to the North America Transfers, NewCo and the Transferred Subsidiaries will not, directly or indirectly, be engaged in any business, or hold any Liabilities or assets, rights or properties relating to any business (other than de minimis or ministerial liabilities, assets, rights or properties), other than the North America Business and, in the case of NewCo, the investment by Investor, and will not be party to any Contract with Parent, its Affiliates (other than NewCo and its Subsidiaries) or their respective directors, officers or employees other than this Agreement and the Related Agreements. As of the Closing, the North America Assets, together with those assets and services provided in accordance with the Related Agreements and assuming NewCo has the benefit of the Restricted Assets, comprise in all material respects all assets, properties, services and rights primarily used by the North America Business, primarily held for use by the North America Business or necessary for the continuation of the North America Business on a stand-alone basis, in the ordinary course as it is presently conducted.

(j) “Material Contracts” means each Transferred Contract (A) the performance of which (x) has in the period from January 1, 2015 to October 31, 2015 involved, or (y) that is in effect as of October 31, 2015 and, in the 12 month period ending December 31, 2015 or the 12 month period ending December 31, 2016, would reasonably be expected to involve, payments on the part of Parent or any of its Subsidiaries in excess of $500,000, in each case other than Contracts that are not terminable by Parent or any of its Subsidiaries on 90 days’ notice or less without premium or penalty, (B) with respect to a joint venture, partnership or other similar agreement, (C) which contains (x) any exclusivity provision or any similar provision that, in each case, limits or purports to limit the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or during any period of time or (y) any most favored nation pricing provision entered into by Parent or any of its Subsidiaries for the benefit of any Customer of the North America Business, (D) that grants a Lien (other than a Permitted Lien) on any material North America Asset (other than a Lien that will be released as of the Closing), (E) that provides for the sale of any material North America Asset, or the grant of any preferential rights to purchase any material North America Asset, (F) under which (x) any Person has issued any Guarantee of any Liabilities of Parent or any of its Subsidiaries or (y) Parent or any of its Subsidiaries has issued any Guarantee of any Liabilities of any other Person, (G) with respect to a Material Supplier, (H) that is a material inbound or outbound license of Intellectual Property Rights, Intellectual Property Rights development or royalty Contract, or other Contract pursuant to which any material Intellectual Property Rights are granted or restricted (including coexistence agreements, settlement agreements, and consent agreements affecting), excluding in each case Contracts for which the license, grant or restriction of Intellectual Property Rights is incidental to the primary purpose of the Contract, nonexclusive licenses granted in the ordinary course of business for the manufacture or supply of products to the North America Business, nondisclosure agreements granted in the ordinary course of business and licenses for Off-the-Shelf Software or free Software, (I) that is a lease or similar Contract with any Person (other than Parent or its Subsidiaries) under which Parent or its applicable Subsidiary is a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person which lease or similar Contract has an aggregate future liability in excess of $500,000, (K) that is a settlement, conciliation or similar agreement with any Governmental Entity or that imposes any monetary or other material obligations upon the North America Business after the date of this Agreement, (L) that requires NewCo or any Transferred Subsidiary to make a capital expenditure after the date of this Agreement in an annual amount in excess of $500,000, (M) that is a collective bargaining agreement or other Contract with any labor organization, (N) terms of which provide for any material automatic escalation of a material amount of fees over time based on other criteria or provide for volume forecasting and true up mechanisms, (O) the primary purpose of which is to grant an indemnity obligation or (P) that is for the engagement of any Person on a full-time or part-time consulting basis and providing for annual compensation in excess of $500,000.

(i) Neither Parent nor any of its Subsidiaries is in breach, default or noncompliance with respect to, and no event has occurred that would constitute (with or without notice or the passage of time or both) a breach, default or noncompliance, by Parent or any of its Subsidiaries under any Material Contract, except for such breaches, defaults or instances of noncompliance that, individually or in the aggregate, are not and would not reasonably be expected to be material to the North America Business, taken as a whole. To Parent’s Knowledge, none of the other parties to any Material Contract is in material breach, default or noncompliance thereunder. From September 30, 2015 to the date of this Agreement, neither Parent nor any of its Subsidiaries have received any written notice of material breach or termination or intent to terminate or materially change the terms of any Material Contract.

(ii) Each Material Contract is legal, valid and binding against Parent or one of the North America Transfer Subsidiaries, as the case may be, and, to Parent’s Knowledge, against each other party thereto, and is in full force and effect and enforceable in accordance with the express terms thereof subject, as to enforceability, to the Bankruptcy and Equity Exception.

(iii) Section 3.01(j)(iii) of the Parent Disclosure Letter lists, as of the date hereof, each Material Contract; provided that, for purposes of this Section 3.01(j)(iii), each reference to $500,000 in the definition of “Material Contracts” shall be deemed to read $1,000,000. Parent has made available to Investor a true and correct copy of each such Material Contract (or, with respect to any such Material Contract that is in the form of a sales order or purchase order, a true and correct copy of the form thereof) listed on Section 3.01(j)(iii) of the Parent Disclosure Letter.

(iv) Section 3.01(j)(iv) of the Parent Disclosure Letter lists, as of the date hereof, each Shared Contract that would constitute a Material Contract in accordance with the qualifications set forth in clause (iii) above if such Shared Contract were a Transferred Contract (a “Material Shared Contract”); provided, that, for purposes of this Section 3.01(j)(iv) only, “Material Contract” shall also be defined to include any Contract that is otherwise material to the North America Business.

(k) Real Property. (i) Section 3.01(k)(i) of the Parent Disclosure Letter sets forth, as of the date hereof, (A) each owned, leased, subleased or other real property currently used in connection with the North America Business and (B) the address of each Transferred North America Owned Real Property. Parent or one of the North America Transfer Subsidiaries, as applicable, holds good and insurable fee simple title to each Transferred North America Owned Real Property, free and clear of any Liens (except Permitted Liens). Except as set forth in Section 3.01(k)(i) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries have leased or otherwise granted to any Person the right to use or occupy such Transferred North America Owned Real Property or any portion thereof. Other than the right of Investor pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Transferred North America Owned Real Property or any portion thereof or interest therein.

(ii) Parent or one of the North America Transfer Subsidiaries, as applicable, holds a leasehold estate in each Transferred North America Leased Real Property. Neither Parent nor any of the North America Transfer Subsidiaries is in material default under any lease, sublease, occupancy agreement or similar agreement relating to any Transferred North America Leased Real Property (a “North America Real Property Lease”). To Parent’s Knowledge, none of the other parties to any North America Real Property Lease is in material default thereunder. Section 3.01(k)(ii) of the Parent Disclosure Letter sets forth, as of the date hereof, the address of each Transferred North America Leased Real Property. Parent has provided Investor with a true and complete copy of each Transferred North America Real Property Lease prior to the date hereof, along with all amendments, modifications, extensions, renewals, guarantees, and other similar agreements with respect thereto. Except as set forth in Section 3.01(k)(ii) of the Parent Disclosure Letter with respect to each of the North America Real Property Leases and except as is not and would not reasonably be expected to be material to the North America Business, taken as a whole: (i) such North America Real Property Lease is legal, valid, binding, enforceable and in full force and effect, (ii) to Parent’s Knowledge, Parent’s or its applicable Subsidiary’s possession and quiet enjoyment of the leased real property under such North America Real Property Lease has not been disturbed, (iii) to Parent’s Knowledge, there are no disputes with respect to such North America Real Property Lease, (iv) to Parent’s Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such North America Real Property Lease, (v) to Parent’s Knowledge, no material portion of any security deposit with respect to such North America Real Property Lease has been applied in respect of a breach or default under such North America Real Property Lease, (vi) to Parent’s Knowledge, neither Parent nor any or its Subsidiaries owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such North America Real Property Lease, (vii) the other party to such North America Real Property Lease is not an Affiliate of, and otherwise does not have any economic interest in, Parent or any Subsidiary and (viii) Parent or one of its Subsidiaries has not subleased, licensed or otherwise granted any Person the right to use or occupy such property subject to such North America Real Property Lease or any portion thereof.

(iii) All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Transferred North America Real Property (the “Improvements”), together with the property made available to NewCo pursuant to the Sublease Agreement and the Real Estate License Agreement, are sufficient for the operation of the North America Business, except as would not, individually or in the aggregate, reasonably be expected to be material to the North America Business, taken as a whole. To Parent’s Knowledge, there are no facts or conditions affecting any of the Improvements which would interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of the North America Business, except for such facts or conditions that, individually or in the aggregate, are not and would not reasonably be expected to be material to the North America Business, taken as a whole.

(iv) There is no condemnation, expropriation or other proceeding in eminent domain pending or, to Parent’s Knowledge, threatened, affecting any Transferred North America Real Property or any portion thereof or interest therein.

(v) Each parcel of Transferred North America Real Property has direct or indirect access to a public street.

(l) Environmental Matters. Parent and each of its Subsidiaries, with respect to the North America Business, (i) is, and since January 1, 2014 has been, in compliance in all material respects with applicable Environmental Laws, (ii) has not received any communication since January 1, 2014 or that otherwise remains unresolved from any Person alleging any violation of or Liability arising under any applicable Environmental Law, (iii) has obtained all approvals, authorizations and permits required under applicable Environmental Laws to occupy the Transferred North America Real Property and conduct the North America Business as conducted as of the date hereof (“Environmental Permits”), (iv) is, and since January 1, 2014, has been in compliance in all material respects with all terms and conditions of such Environmental Permits, (v) is not subject to any pending or, to Parent’s Knowledge, threatened, material Environmental Claim against itself or any Person whose Liability for such claim Parent or any of its Subsidiaries has retained, assumed or provided an indemnity with respect to, either contractually or by operation of Law, (vi) has not treated, stored, disposed of, arranged for the disposal of, transported, handled, exposed any Person to or released any Hazardous Material at any location, including any Transferred North America Real Property or at any offsite disposal location used in connection with the operation of the North America Business, in each case, so as to give rise to any material Liability of Parent or any of its Subsidiaries pursuant to any Environmental Law, and (vii) to Parent’s Knowledge, has furnished to Investor copies of all Phase I and Phase II environmental site assessments and other material environmental reports identifying material liabilities of or violation by Parent or its Subsidiaries under Environmental Laws, in each case relating to the Transferred North America Real Property or the North America Business, completed in the past five years and in the possession or control of Parent or any of its Subsidiaries.

(m) Labor Relations; Employment Law. (i) Neither Parent nor any of its Subsidiaries is party to any collective bargaining agreement or other Contract with any labor organization pertaining to the employment of any Covered Employee and no Covered Employees are represented by any labor union, organization or works council with respect to their employment with Parent or any of its Subsidiaries, (ii) there are no labor unions or works councils purporting to represent or attempting to represent any Covered Employees nor, to Parent’s Knowledge, have there been any actual or threatened union organizational activities with respect to Covered Employees since January 1, 2014, (iii) to Parent’s Knowledge, there are no pending or threatened applications for certification of a collective bargaining agent seeking to represent any Covered Employees, (iv) there are not any and, since January 1, 2014, there have not been any labor strikes, slowdowns, work stoppages, pickets, lockouts or other material labor disputes with respect to the North America Business, and, during that time, to Parent’s Knowledge, no such disputes have been threatened, (v) with respect to the employment of the Covered Employees, Parent and its Subsidiaries are and, since January 1, 2014 have been, in compliance with all applicable Laws governing or concerning labor relations, employment, union and collective bargaining, immigration, fair employment practices, employment discrimination and harassment, employee classification, terms and conditions of employment, workers’ compensation, occupational safety and health, plant closings and wages and hours that otherwise relate to the employment of the Covered Employees, (vi) with respect to the North America Business, Parent and its Subsidiaries are not delinquent in any material respect in the payment of any compensation that has become due and payable to its independent contractors or other service providers pursuant to any Law or Contract, (vii) there are not any unfair labor practice charges or complaints against Parent and its Subsidiaries pending before or, to Parent’s Knowledge, threatened, by the National Labor Relations Board, any other Governmental Entity or any similar foreign, state or local agency in connection with the conduct of the North America Business, (viii) neither Parent nor any of its Subsidiaries has received any written notice or threat of, and there are no pending, Actions alleging violation of applicable Laws pertaining to labor relations or employment matters in connection with the conduct of the North America Business, including before the Equal Employment Opportunity Commission, any other Governmental Entity or any similar foreign, state or local agency responsible for the prevention of unlawful employment practices or enforcement of labor and employment laws, nor have there been any such Actions, or notices or threats of Actions, since January 1, 2014, (ix) Parent and its Subsidiaries do not have any outstanding Liability under the federal Worker Adjustment and Retraining Notification Act or any similar applicable state law (“WARN Act”), with respect to layoffs implemented since January 1, 2014 with respect to the North America Business, (x) no facility closure or reduction in force is currently contemplated, planned or announced, (xi) neither Parent nor any of its Subsidiaries has any liability, including under or on account of an Assumed Benefit Plan, arising out of the hiring of Persons to provide services to the North America Business and treating such Persons as (A) consultants or independent contractors and not as employees of Parent or any of its Subsidiaries or (B) as exempt and non-exempt employees and (xii) neither Parent nor any of its Subsidiaries has any Liability arising out of not treating Independent Sales Representatives in Canada as franchisees, except, in the case of each of clauses (ii)-(xii) above, for any such Action, conduct, practice or liability that, individually or in the aggregate, is not and would not reasonably be expected to be material to the North America Business, taken as a whole.

(n) Employee and Related Matters; ERISA. (i) Section 3.01(n)(i) of the Parent Disclosure Letter contains a list, as of the date hereof, of each material Parent Benefit Plan and denotes with an asterisk each such Parent Benefit Plan that is an Assumed Benefit Plan. Parent has made available to Investor a current, complete and accurate copy of each material Parent Benefit Plan document and any amendments thereto (or, with respect to any unwritten material Parent Benefit Plan, a written description thereof) and, with respect to each material Assumed Benefit Plan (as applicable): (A) the most recent summary plan description (or similar document, to the extent available) and summary of material modifications (to the extent available), (B) the trust agreement, any insurance Contracts or other funding arrangements with respect to such plan, (C) the most recent annual report on Form 5500 (including any applicable schedules and attachments thereto) filed with the United States Internal Revenue Service (the “IRS”) or any similar material reports filed by Parent, any of its Subsidiaries or any Parent Benefit Plan with a Governmental Entity in any non-U.S. jurisdiction having authority over such Assumed Benefit Plan (if any such report was required by applicable Law), (D) the most recently received determination or opinion letter from the IRS or similar approval under applicable non-U.S. Law and (E) the most recently prepared actuarial valuation report and audited financial statements, in each case to the extent such actuarial valuation report or audited financial statements are required to be prepared under applicable Law. Neither Parent nor any of its Subsidiaries has undertaken to adopt or approve any new benefit plan, program or arrangement that would constitute (x) an Assumed Benefit Plan or to amend any Assumed Benefit Plan existing on the date hereof or (y) a Parent Benefit Plan or to amend any Parent Benefit Plan existing on the date hereof that could materially increase the cost to NewCo or any of its Subsidiaries on or after the Closing, including any material increases in costs associated with NewCo’s or any of its Subsidiaries’ obligations under ARTICLE V.

(ii) Except for instances that, individually or in the aggregate, are not and would not reasonably be expected to be material to the North America Business, taken as a whole, (A) all employer and employee contributions to each Assumed U.S. Benefit Plan have been timely made or, if applicable, accrued in the ordinary course of business, (B) each Assumed Benefit Plan has been administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws and (C) there are no Actions by any Governmental Entity, termination proceedings or other claims (except routine claims for benefits payable) or proceedings pending or, to Parent’s Knowledge, threatened against or involving any Assumed Benefit Plan or asserting any rights to or claims for benefits under any Assumed Benefit Plan.

(iii) Each Parent U.S. Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter on a timely basis from the IRS covering all provisions of the Code applicable to such Parent U.S. Benefit Plan for which determination letters are currently available that such Parent U.S. Benefit Plan is so qualified, and the master trust that holds the assets with respect to each such Parent U.S. Benefit Plan has received a determination letter from the IRS that it is exempt from U.S. federal income taxation under Section 501(a) of the Code, and, to Parent’s Knowledge, no set of circumstances exists that would reasonably be expected to materially adversely affect such qualification or exemption or result in disqualification or loss of exemption.

(iv) Neither Parent nor any of its ERISA Affiliates is subject to any material liability under Title IV of ERISA (other than for premiums payable to the PBGC and minimum funding obligations payable in the ordinary course of business or obligations to pay benefits when due) that would, except as contemplated under this Agreement, reasonably be expected to become a Liability of NewCo and its Subsidiaries after the Closing Date. No Parent U.S. Benefit Plan that is an “employee benefit plan” under Section 3(3) of ERISA and subject to the minimum funding requirements under Sections 412 and 430 of the Code and Section 302 of ERISA had, as of the last annual valuation date for such Parent U.S. Benefit Plan, an “unfunded benefit liability”, as such term is defined in Section 4001(a)(18) of ERISA, based on actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Parent U.S. Benefit Plan’s actuary with respect to such Parent U.S. Benefit Plan, except for instances that, individually or in the aggregate, are not and would not reasonably be expected to be material to the North America Business, taken as a whole. No Parent U.S. Benefit Plan subject to the minimum funding requirements of Sections 412 and 430 of the Code or Section 302 of ERISA or any trust established thereunder has (A) failed to satisfy the “minimum funding standards” (as defined in Section 302 of ERISA or Sections 412 and 430 of the Code), whether or not waived, (B) incurred any “accumulated funding deficiency” (determined under the rules set forth in Section 412 of the Code and related Code sections and regulations) or (C) been determined to be “at-risk” within the meaning of Section 430 of the Code, in each case at any time during the prior three plan years. None of such Parent U.S. Benefit Plans and trusts has been terminated, nor has there been any “reportable event”, as such term is defined in Section 4043(c) of ERISA, with respect to any Parent U.S. Benefit Plan during the last five years, except to the extent that any such reportable events, individually or in the aggregate, have not had and would not reasonably be expected to result in a material Liability to NewCo and its Subsidiaries after the Closing Date. Neither Parent nor any of its ERISA Affiliates participates or has participated during the past six years in any plan which is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or a “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA.

(v) Except as set forth under Section 3.01(n)(v) of the Parent Disclosure Letter, no Parent Benefit Plan is an employee benefit plan, program or arrangement that provides for post-retirement medical, life insurance or other welfare-type benefits (other than health continuation coverage required by COBRA or other applicable Laws) (each, an “OPEB Plan”). With respect to each OPEB Plan that is an Assumed U.S. Benefit Plan (other than any individual employment agreement), no condition exists that could reasonably be expected to prevent NewCo or any of its Subsidiaries from amending or terminating any such OPEB Plan without material Liability.

(vi) Except for instances that, individually or in the aggregate, are not and would not reasonably be expected to be material to the North America Business, taken as a whole, (A) all employer and employee contributions to each Assumed Foreign Benefit Plan required by applicable Laws or the terms of such Assumed Foreign Benefit Plan have been timely made or, if applicable, accrued in the ordinary course of business and (B) each Assumed Foreign Benefit Plan that is required to be registered with the applicable Governmental Entity (x) has been maintained in good standing with such Governmental Entity and (y) to Parent’s Knowledge, there exists no set of circumstances that would reasonably be expected to adversely affect such good standing. Except for instances that, individually or in the aggregate, would not reasonably be expected to result in a material liability to NewCo or its Subsidiaries after the Closing Date, no fact or set of circumstances exists and no event has occurred that would reasonably be expected to result in any Assumed Foreign Benefit Plan being required to pay any material Tax or penalty under applicable Law.

(vii) The execution, delivery and performance of this Agreement by Parent and the North America Transfer Subsidiaries and the consummation by Parent and the North America Transfer Subsidiaries of the Transactions will not (alone or in combination with any other event) result in (A) an increase in the amount of compensation or benefits payable to any Covered Employee or Former North America Employee, (B) any entitlements for any Covered Employee or Former North America Employee to severance, termination, change in control or similar pay or benefits, (C) the acceleration of the vesting or timing of the payment of any compensation or benefits payable to or in respect of any Covered Employee or Former North America Employee or (D) any increased or accelerated funding or payment obligation with respect to any Assumed Benefit Plan, in each case other than any compensation, benefits, payment or funding obligation for which Parent or a Retained Subsidiary shall be solely responsible and retain all Liability after the Closing. No payment or benefit provided to any Covered Employee or Former North America Employee under any Parent Benefit Plan as a result (alone or in combination with any other event) of the execution, delivery and performance of this Agreement by Parent, or the consummation by Parent of the Transactions, would constitute an “excess parachute payment” for purposes of Section 280G of the Code. Neither Parent nor any of its Affiliates is party to an agreement with a Covered Employee or Former North America Employee that provides for any “gross up” payment for taxes pursuant to Sections 4999 or 409A of the Code.

(viii) Except for instances that, individually or in the aggregate, are not and would not reasonably be expected to be material to the North America Business, taken as a whole, neither NewCo nor any of its Subsidiaries has any Liability by reason of an individual who performs or performed services for Parent or any of its Subsidiaries in any capacity being improperly excluded from participating in a Parent Benefit Plan or improperly being allowed to participate in any Parent Benefit Plan.

(ix) The Parent BRP Plan has (A) been maintained and operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable Treasury regulations promulgated thereunder so as to avoid any Tax, penalty or interest under Section 409A of the Code and has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004, or has been amended in a manner that conforms with the requirements of Section 409A of the Code, and (B) since January 1, 2009, been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder.

(x) Section 3.01(n)(x) of the Parent Disclosure Letter sets forth a true and complete list, as of December 14, 2015 of each Covered Employee, including a true and correct recitation of each such Covered Employee’s salary or hourly wage, FLSA classification, position, hire date, status as full-time or part-time and location of employment (such list, the “Covered Employee Data List”), in each case to the extent permitted under applicable Laws. Not later than five Business Days prior to the Closing, Parent shall deliver to Investor an updated version of the Covered Employee Data List that is current as of a date that is not earlier than ten Business Days prior to Closing and, if applicable, such Covered Employee Data List shall specify each Covered Employee’s commissions and target bonus (if any), and whether such employee is on leave, the type of leave and their expected date of return to work (if known).

(xi) Since the period commencing on September 10, 2015 and ending on the date hereof (A) no employee of Parent or any of its Subsidiaries who at any time during such period was employed in the Parent Business transferred employment to the North America Business and (B) no individual who would otherwise be a Covered Employee transferred employment from the North America Business to the Parent Business.

(xii) (A) The Covered Employees, together with the individuals providing services contemplated by the Related Agreements, constitute all of the individuals reasonably necessary to operate the North America Business in all material respects as conducted by Parent and its Subsidiaries as of the date hereof and (B) as of the Closing, NewCo and the Transferred Subsidiaries will not have any employees other than the Transferred Employees.

(o) Intellectual Property Rights. (i) Section 3.01(o) of the Parent Disclosure Letter sets forth, as of the date hereof, a true and complete list of all registered and applied for Transferred North America Business Intellectual Property. Parent or one of its Subsidiaries is the sole and exclusive owner of all Intellectual Property Rights set forth (or required to be set forth) on Section 3.01(o) of the Parent Disclosure Letter, free and clear of any Liens, other than Permitted Liens. To Parent’s Knowledge, all such Intellectual Property Rights are subsisting, valid and enforceable. To Parent’s Knowledge, no Person is opposing or otherwise challenging the registration or registrability, validity or enforceability of any Intellectual Property Rights set forth (or required to be set forth) on Section 3.01(o) of the Parent Disclosure Letter, except as, individually or in the aggregate, is not and would not reasonably be expected to be material to the North America Business, taken as a whole.

(ii) There are no material adverse third party Actions, orders, judgments or decrees pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries by any Person in any court, arbitration or by or before any Governmental Entity, in any such case to the effect that the operation or conduct of the North America Business constitutes an infringement, violation or misappropriation of the Intellectual Property Rights of such Person. To Parent’s Knowledge, the conduct or operation of the North America Business is not infringing, misappropriating or otherwise violating, and has not since January 1, 2014 infringed, misappropriated or otherwise violated, any Intellectual Property Rights of any Person, in each case except as is not and would not reasonably be expected to be material to the North America Business, taken as a whole.

(iii) There are no material Actions, orders, judgments or decrees pending or threatened in writing by Parent or any of its Subsidiaries against any Person, nor has Parent or any of its Subsidiaries, since January 1, 2014, sent any written notice to any Person, alleging any actual or potential infringement, misappropriation or other unauthorized use of any North America Business Intellectual Property or any Transferred North America Business Intellectual Property. To Parent’s Knowledge, no Person is infringing, misappropriating or otherwise violating, and, since January 1, 2014, no Person has infringed, misappropriated or otherwise violated, any material Transferred North America Business Intellectual Property, in each case except as is not and would not reasonably be expected to be material to the North America Business, taken as a whole.

(iv) (A) Since January 1, 2014, Parent and its Subsidiaries have required that all Persons (including current and former employees, contractors and consultants of Parent or any of its Subsidiaries) who have participated in the creation, invention, modification, improvement or development of any Transferred North America Intellectual Property have executed and delivered to Parent or one of its Subsidiaries a valid and enforceable agreement, or have a duty by operation of law, obliging such Person to assign to Parent or its applicable Subsidiary its rights in such Transferred North America Intellectual Property arising out of such Person’s employment by, engagement by or Contract with Parent or any of its Subsidiaries and (B) all Persons (including current and former employees, contractors and consultants of Parent or any of its Subsidiaries), who have created or invented any material Transferred North America Business Intellectual Property have assigned, or had at the time of such creation or invention a duty by operation of law to assign, to Parent or its applicable Subsidiary their respective rights in such Transferred North America Business Intellectual Property.

(v) The information technology systems (information technology software, hardware, and infrastructure, including IT Infrastructure Systems that constitute North America Assets and retained IT Infrastructure Systems of Parent or its Subsidiaries) used in connection with the North America Business and that will be owned by or used on behalf of the North America Business immediately after the Closing Date, are, as of the Closing Date, sufficient in all material respects for their intended purpose in the operation of the North America Business, including as to capacity and ability to meet current peak volumes and anticipated volumes. Since January 1, 2014, such information technology systems are in reasonable operating order and are substantially fulfilling the purposes for which they were acquired (without material downtime or errors). Since January 1, 2014, Parent and its Subsidiaries have in all material respects remedied or replaced (including, to Parent’s Knowledge, remedying the underlying cause) (A) any material malfunction of any such information technology systems or (B) any material unplanned downtime or material service interruption. Parent and its Subsidiaries have taken commercially reasonable steps (including maintaining compliance with generally accepted industry security standards) to provide for the security, continuity and integrity of such information technology systems and the back-up and recovery of data and information stored or contained therein and to prevent and guard against any unauthorized access or use thereof, in each case in all material respects. To Parent’s Knowledge, since January 1, 2014 there have been no successful or material unauthorized intrusions or breaches of security of any such information technology systems.

(vi) Parent and each of its Subsidiaries (i) maintains commercially reasonable policies with respect to data security and data privacy (including the collection, use, storage, processing, transfer or disclosure of personal information) that are consistent with generally accepted industry security standards for entities of the nature and size of Parent and its Subsidiaries operating in the North America Region and (ii) complies with, and since January 1, 2014 has complied, in all material respects with, all Data Security Requirements of, or applicable to, Parent and its Subsidiaries and applicable to the North American Business in the North America Region. From January 1, 2014 to the date hereof, there has been no actual or written allegation of theft, breach of security or, to Parent’s Knowledge, unauthorized use, disclosure, access or intrusion of any personal information collected, maintained or stored by or on behalf of Parent or any of its Subsidiaries in connection with the North America Business (or any loss, destruction, compromise or unauthorized disclosure thereof), except in each case as, individually or in the aggregate, is not and would not reasonably be expected to be material to the North America Business, taken as a whole.

(p) Taxes. All material Tax Returns required to be filed by Parent or any of its Subsidiaries in respect of the North America Business or with respect to any of their income or assets have been timely filed in accordance with applicable Law, and all such Tax Returns are true, complete and correct in all material respects. All material Taxes (whether or not shown to be due on any Tax Returns) imposed on or with respect to NewCo, any of the Transferred Subsidiaries, the North America Business or with respect to any of their income or assets have been paid in full in accordance with applicable Law. All material amounts of Taxes required to be withheld by NewCo or any of the Transferred Subsidiaries have been duly withheld and remitted to the appropriate taxing authority as required by applicable Law. No material deficiency for any Tax has been asserted or assessed by a taxing authority against NewCo or any of the Transferred Subsidiaries or with respect to the North America Business, which deficiency has not been paid or is not being contested in good faith in appropriate proceedings. None of Parent, NewCo or any Transferred Subsidiary has received written notice of any audit, examination, investigation or other proceeding from any taxing authority for unpaid Taxes asserted against NewCo or a Transferred Subsidiary or with respect to the North America Business, which have not been fully paid or settled. There are no Liens for Taxes on any of the North America Assets other than for Taxes not yet due and payable. None of NewCo, the Transferred Subsidiaries or the North America Business has any material Liabilities for or in respect of the payment of any amount of Taxes as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes or for or in respect of the payment of any amount of any Taxes as a transferee or successor, by contract, or otherwise. All material abandoned and unclaimed property reports required to be filed by Parent or any of its Subsidiaries in respect of NewCo, any of the Transferred Subsidiaries or the North America Business have been timely filed with the appropriate Governmental Entities, and all such reports are complete and correct in all material respects. Each of Parent and its Subsidiaries has properly paid over (or escheated) to the appropriate Governmental Entities all material amounts in respect of abandoned or unclaimed property in respect of NewCo, any of the Transferred Subsidiaries or the North America Business in accordance with applicable Law. NewCo is currently, and has been since the date of its formation, a disregarded entity for U.S. federal income tax purposes, and Avon Canada is currently and has been since December 24, 2014, a disregarded entity for U.S. federal income tax purposes. The AC Equity Interests are “treaty-protected property” for purposes of the Income Tax Act (Canada). Lux Holdco is a resident of Luxembourg for purposes of the Canada-Luxembourg Income Tax Convention, 1999 (as amended). Paragraph 20(1)(n), subparagraph 40(2)(a)(iii) and section 78 of the Income Tax Act (Canada) will not apply to include any income for any Pre-Closing Tax Period of Avon Canada in the income of Avon Canada following the Closing Date.

(q) No Broker. Except for fees payable to Centerview Partners LLC and Goldman Sachs & Co. (which fees are payable by Parent and constitute Parent Transaction Expenses), no agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the Transactions based upon arrangements made by, or on behalf of, Parent.

(r) Private Offering None of Parent, NewCo or any of their respective Representatives has, directly or indirectly, made any offers or sales of Common Membership Interests or solicited any offers to buy the Common Membership Interests under circumstances that would require registration of the Common Membership Interests under the Securities Act. None of Parent, NewCo or any of their respective Representatives has taken any action or steps referred to in the preceding sentence that would require registration of any of the Common Membership Interests under the Securities Act. Assuming the accuracy of the representations made by Investor in Section 3.02, the sale and delivery of the Common Membership Interests hereunder are exempt from the (i) registration and prospectus delivery requirements of the Securities Act and (ii) the registration and qualification requirements of all applicable securities Laws of the states of the United States.

(s) Suppliers. Section 3.01(s) of the Parent Disclosure Letter lists, as of the date hereof, the 25 largest beauty direct suppliers, the 25 largest fashion and home direct suppliers and the 25 largest indirect suppliers of the North America Business as measured by the aggregate amount of expenses incurred in connection with the North America Business with respect to such suppliers in the 12 months ended December 31, 2014 and in the 12 months ended the date hereof (the “Material Suppliers”). To Parent’s Knowledge, from September 30, 2015 to the date hereof, none of the Material Suppliers (to the extent relating to the North America Business) has indicated an intention, or is planning to, terminate or materially adjust its relationship or dealings with the North America Business, whether pursuant to a non-renewal or termination of any Contract or otherwise and whether as a result of the Transactions or otherwise.

(t) Certain Business Relationships with Affiliates. Section 3.01(t) of the Parent Disclosure Letter sets forth a true and complete list, as of the date hereof, of (i) any material Contracts between NewCo or any Transferred Subsidiary, on the one hand, and Parent or any Affiliate of Parent (other than NewCo and the Transferred Subsidiaries), on the other, and (ii) any Contract between NewCo or any Transferred Subsidiary, on the one hand, and any director, officer or stockholder of Parent or its Affiliates (other than NewCo and the Transferred Subsidiaries), on the other hand, in each case of clause (i) and (ii) which is currently in effect (each, an “Affiliate Arrangement”).

(u) Insurance. Section 3.01(u) of the Parent Disclosure Letter sets forth, as of the date hereof, a true and complete list of all insurance policies covering NewCo and the Transferred Subsidiaries or the operation of the North America Business, as well as all pending unresolved material claims under such policies with respect to the North America Business.

(v) Inventory; North America Products. On the Closing Date, the North America Inventory will in all material respects be of a quantity, product mix and quality usable and saleable in the ordinary course of business and will in all material respects be merchantable and fit for its intended use. As of the Closing Date, no items included in the North America Inventory will be subject to any Liens (other than Permitted Liens) or held by Parent, NewCo or their respective Subsidiaries on consignment.

(w) Product Liability, Warranty and Recall. There is no written notice, claim or inquiry from, and there is no Action pending before or, to the Knowledge of Parent, threatened by, any Governmental Entity with respect to any North America Product. No North America Product is subject to any guaranty, warranty, or other indemnity provided by Parent or any of its Subsidiaries beyond the applicable standard terms and conditions of sale applicable thereto and, since January 1, 2014, there have been no recalls or post-sale warnings with respect to any North America Product conducted by or on behalf of Parent or any of its Subsidiaries.

(x) Regulatory Matters. (i) As of the date hereof, neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any third party that manufactures, develops, tests, investigates, packages, labels or distributes North America Products or any components thereof for or on behalf of Parent or any of its Subsidiaries, has received:

(1) any written notice that the FDA or any other Governmental Entity has (A) commenced or threatened to initiate a recall or has recommended that Parent or any of its Subsidiaries initiate a voluntary recall of any North America Product, or (B) commenced or, to the Knowledge of the Parent, threatened to initiate any Action to suspend or enjoin the manufacturing, production, sale, distribution, import, or export of any North America Product manufactured or sold by or on behalf of Parent or any of its Subsidiaries; or

(2) any Form FDA-483 Inspectional Observations, notice of adverse finding, warning letter, notice of violation or notice of import detention or refusal from FDA or similar communications from any Governmental Entity relating to the North America Products, in each case of clauses (1) and (2), that is or would reasonably be expected to be material to the North America Business, taken as a whole.

(ii) Except as is not and would not reasonably be expected to be material to the North America Business, taken as a whole, none of the North America Products has been adulterated or misbranded, seized, detained, subject to a suspension of manufacturing, distribution, or marketing, or has been recalled, and, to the Knowledge of Parent, there are no facts or circumstances that would reasonably be expected, as a result of any action of Parent or any of its Subsidiaries, to cause, with respect to any North America Product: (1) any such product to become adulterated or misbranded, (2) the seizure, detention, or suspension of manufacturing, distribution, or marketing of any such product, (3) a change in the labeling or classification of any such product, (4) the termination, seizure or suspension of marketing of any such product or (5) a recall of any such product.

(iii) Except as is not and would not reasonably be expected to be material to the North America Business, taken as a whole, neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any of their respective employees or agents or any third party working with Parent or any of its Subsidiaries, has: (1) made an untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Entity with respect to a North America Product, (2) failed to disclose a material fact required to be disclosed to any Governmental Entity with respect to a North America Product or (3) failed to maintain any required Health Regulatory Registration (if any).

(y) Compliance with Anticorruption Laws. Except as subject to the release set forth in the Deferred Prosecution Agreement, during the past five (5) years, in connection with the North America Business, (i) neither Parent, any of its Subsidiaries, nor, to the Knowledge of Parent, any director, officer, agent or employee of Parent or any of its Subsidiaries, has in any material respect violated any Law relating to anti-bribery or anticorruption or that otherwise prohibits the corrupt payment to any Government or Public Officials (all such Laws, “Anticorruption Laws”) and (ii) Parent has not received any written notice alleging any material violation or conducted any internal investigation with respect to any actual, potential or alleged material violation any Anticorruption Law.

(z) Reserved.

(aa) Credit Support. Section 3.01(aa) of the Parent Disclosure Letter sets forth each letter of credit, Guarantee or other form of credit support provided by Parent or any of the Retained Subsidiaries (i) with respect to obligations of the Transferred Subsidiaries, (ii) with respect to obligations under Transferred Contracts where Parent or such Retained Subsidiary is not the party to such Contract or its primary obligor thereunder or (iii) otherwise with respect to the material obligations of the North America Business.

(bb) Projections. All projections and forward-looking financial data provided to Investor or its Representatives with respect to the North America Business by or on behalf of Parent were prepared in good faith and are based on underlying assumptions which Parent believes provide a reasonable basis for the projections contained therein.

(cc) Books and Records. The Records of Parent and the North America Transfer Subsidiaries which form the basis upon which the Historical Segment Financial Statements and the Pro Forma Carveout Financial Statements were prepared (A) have been maintained in good faith in accordance with good business practices, including the maintenance of an adequate system of financial controls, and (B) accurately reflect in all material respects the transactions and other information purported to be contained therein. The minute books of Parent and any of the applicable Transferred Subsidiaries from January 1, 2014 to the date hereof, to the extent relating to the North America Business, the North America Assets, the North America Liabilities, NewCo and the Transferred Subsidiaries, copies of which have been delivered to Investor prior to the date of this Agreement, accurately reflect in all material respects all corporate or limited liability company action of such entities (it being understood that Parent shall be entitled to redact the portions of any such minute books that relate to the Transactions or to any other extraordinary transactions considered by Parent or its Subsidiaries).

(dd) Independent Sales Representatives. (i) Section 3.01(dd)(i) of the Parent Disclosure Letter sets forth a true and correct (in the case of (c), in all material respects) list of, in each case with respect to the North America Business, (A) the number of Ending Sales Representatives as of each of March 31, 2015, June 30, 2015, September 30, 2015, October 31,

2015 and November 30, 2015, (B) the number of Average Active Representatives and (C) the aggregate net sales, in each case (B) and (C) for each of (v) the period from January 1, 2015 to March 31, 2015, (w) the period from April 1, 2015 to June 30, 2015, (x) the period from July 1, 2015 to September 30, 2015, (y) the period from October 1, 2015 to October 31, 2015 and (z) the period from November 1, 2015 to November 30, 2015.

(ii) Section 3.01(dd)(ii) of the Parent Disclosure Letter sets forth, (A) in each case with respect to the United States (x) the aggregate number of Top Sellers, Established Representatives, Customer Representatives, and New Representatives as of each of March 25, 2015, July 1, 2015, September 23, 2015, and December 2, 2015 and (y) the aggregate net sales attributable to each such group of representatives for each of (1) the period from January 1, 2015 to March 25, 2015, (2) the period from March 26, 2015 to July 1, 2015, (3) the period from July 2, 2015 to September 23, 2015, and (4) the period from September 24, 2015 to December 2, 2015 and (B) in each case with respect to Canada and Puerto Rico, respectively, the aggregate net sales attributable to the Ending Sales Representatives for each of (w) the period from January 1, 2015 to March 25, 2015, (x) the period from March 26, 2015 to July 1, 2015, (y) the period from July 2, 2015 to September 23, 2015, and (z) the period from September 24, 2015 to December 3, 2015.

(iii) Parent has provided to Investor a true and correct list (redacting identities), in all material respects, of the Independent Sales Representatives participating in Parent’s “Leadership Program” as of November 30, 2015, and the information relating to each such Independent Sales Representative provided in item 14.53, in the form of item 14.53 of the Data Room.

(iv) Parent has, as of the date hereof, provided each Independent Sales Representative with all material information Parent is required to provide to such Persons by Law, which such information was provided, in all material respects, in the form, with the level of accuracy, and at the time required by Law.

(ee) No Other Investor Representations or Warranties. Except for the representations and warranties expressly set forth in Section 3.02, Parent and NewCo hereby acknowledge that neither Investor nor any of its Affiliates, nor any other Person, except as expressly otherwise provided herein or in the other Transaction Documents, has made or is making any other express or implied representation or warranty with respect to Investor or any of its Affiliates or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, including with respect to any information provided or made available to Parent, NewCo or any of their respective Representatives or any information developed by Parent, NewCo or any of their respective Representatives.

Section 3.02 Representations and Warranties of Investor. Investor hereby represents and warrants to Parent and NewCo as of the date hereof and as of the Closing Date:

(a) Organization and Authority. Investor is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to carry on its business as presently conducted.

(b) Authorization; Enforceability. Investor has all requisite corporate power and authority to execute and deliver this Agreement and the LLC Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the LLC Agreement by Investor and the consummation of the Transactions, and compliance with the provisions of this Agreement and the LLC Agreement, by Investor have been duly authorized by all necessary corporate action on the part of Investor (and, as of the date hereof, the resolutions giving effect to such corporate actions have not been rescinded, modified or withdrawn in any way). This Agreement has been and, as of the Closing, the LLC Agreement will be, duly executed and delivered by Investor and, assuming the due authorization, execution and delivery hereof and thereof by Parent and NewCo, constitutes a legal, valid and binding obligation of Investor, enforceable against Investor in accordance with its terms, subject, as to enforceability, to the Bankruptcy and Equity Exception.

(c) No Conflict. The execution and delivery by Investor of this Agreement and, as of the Closing, the LLC Agreement do not and will not, and the consummation of the Transactions and compliance with the provisions of this Agreement and the LLC Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any right or benefit on the part of any third party under, or result in the creation of any Lien upon any of the properties or assets of Investor under (i) the organizational or governing documents of Investor, or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.02(d) are obtained prior to the Closing Date and the filings referred to in Section 3.02(d) are made and any waiting periods thereunder have terminated or expired prior to the Closing Date, (A) any term, condition or provision of any Contract to which Investor or any of its Affiliates is a party or by which any of its properties or assets are bound and that is material to the business of Investor and its Affiliates, taken as a whole, or (B) any Law that is material to Investor and its Affiliates, taken as a whole or (C) any Judgment, permit, concession, grant or franchise, in each case, applicable to Investor or any of its Affiliates or any of its properties or assets, other than, in the cause of clause (ii) above, any such conflicts, violations, breaches, defaults, rights, losses or Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Investor’s ability to consummate the Transactions.

(d) Consents. Except for (i) filings required under, and compliance with other applicable requirements of, the HSR Act, (ii) compliance with the provisions of the Securities Act and the Exchange Act and (iii) compliance with any applicable securities or blue sky laws of the various states or any applicable antitrust, merger or competition law, no consent or approval of, or filing, license, permit, authorization, declaration or registration with, any Governmental Entity is necessary for the consummation by Investor of the Transactions, other than such consents, approvals, filings, licenses, permits, authorizations, declarations or registrations the failure of which to obtain, make or give, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Investor’s ability to consummate the Transactions.

(e) Financing. (i) Investor has received and accepted an executed commitment letter dated as of the date hereof (the “Equity Commitment Letter”) from Sponsor pursuant to which Sponsor has agreed, subject to the terms and conditions thereof, to invest in Investor the amounts set forth therein. The Equity Commitment Letter provides that Parent and NewCo are third-party beneficiaries thereof entitled to specific performance of each party’s obligations thereunder, subject to the terms herein. The cash equity committed pursuant to the Equity Commitment Letter is collectively referred to in this Agreement as the “Financing”. As of the date hereof, Investor has delivered to Parent a true, complete and correct copy of the executed Equity Commitment Letter.

(ii) Except as expressly set forth in the Equity Commitment Letter, there are no conditions precedent to the obligations of Sponsor to provide the Financing or any contingencies that would permit Sponsor to reduce the total amount of the Financing. Investor does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Equity Commitment Letter on the Closing Date, nor does Investor have Knowledge that Sponsor will not perform its obligations thereunder.

(iii) At the Closing, assuming the satisfaction of the conditions set forth in Sections 6.01 and 6.03, the proceeds of the Financing, when funded in accordance with the terms and conditions of the Equity Commitment Letter, shall provide Investor with cash proceeds on the Closing Date sufficient to consummate the transactions contemplated by this Agreement to occur on the Closing Date (including the payment of fees and expenses in relation thereto).

(iv) As of the date hereof, the Equity Commitment Letter is valid and in full force and effect and constitutes the valid and binding obligation of Sponsor, enforceable in accordance with its terms. Subject to the satisfaction of the conditions set forth in Sections 6.01 and 6.03, no event has occurred which, with or without notice or lapse of time or both, would or would reasonably be expected to constitute a default on the part of either party to the Equity Commitment Letter or a breach or a failure to satisfy a condition precedent on the part of Investor under the terms and conditions of the Equity Commitment Letter. There are no fees required to be paid by or on behalf of Investor pursuant to the terms of the Equity Commitment Letter. As of the date hereof, the Equity Commitment Letter has not been modified, amended or altered and the commitments under the Equity Commitment Letter have not been withdrawn or rescinded in any respect.

(v) Investor acknowledges that its obligation to consummate the Transactions is not and will not be subject to the receipt by Investor or any of its Affiliates of, or the availability of, any funds or financing (including, for the avoidance of doubt, the Financing).

(f) Sponsor Guarantee. Concurrently with the execution of this Agreement, Investor has delivered to Parent a guarantee addressed to Parent from Sponsor, in respect of the payment obligations of Investor under Section 7.02 of this Agreement to the same extent as if Sponsor were a party thereto, in each case on the terms and subject to the conditions set forth therein (the “Sponsor Guarantee”). The Sponsor Guarantee is valid and in full force and effect and constitutes the valid and binding obligation of Sponsor, enforceable against the Sponsor in accordance with its terms, subject as to enforcement to the Bankruptcy and Equity Exception. As of the date hereof, no event has occurred, which, with or without notice or lapse of time or both, would constitute a default on the part of Sponsor under the Sponsor Guarantee.

(g) No Broker. No agent, broker, investment banker, financial advisor or other firm or Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or any other commission or similar fee, or the reimbursement of expenses in connection therewith, in connection with any of the Transactions based upon arrangements made by or on behalf of Investor or any of its Affiliates, except for Persons, if any, whose fees and expenses will be paid by Investor or by NewCo pursuant to Section 4.06.

(h) Purchase for Investment. Investor acknowledges that the Common Membership Interests will not have been registered under the Securities Act or under any state or other applicable securities laws. Investor (i) acknowledges that it is acquiring the Common Membership Interests pursuant to an exemption from registration under the Securities Act solely for investment and for Investor’s own account, not as nominee or agent, and with no present intention or view to distribute any of the Common Membership Interests to any Person in violation of the Securities Act, (ii) will not sell or otherwise dispose of any of the Common Membership Interests, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws, (iii) is knowledgeable, sophisticated and experienced in financial and business matters, has previously invested in securities similar to the Common Membership Interests, fully understands the limitations on transfer and the restrictions on sales of such Common Membership Interests and is able to bear the economic risk of its investment and afford the complete loss of such investment, (iv) (A) has such knowledge and experience in financial and business matters and in investments of this type, that it is capable of evaluating the merits and risks of its investment in the Common Membership Interests and of making an informed investment decision, (B) has conducted an independent review and analysis of the North America Business and affairs of NewCo and the Transferred Subsidiaries that it considers sufficient and reasonable for purposes of making its investment in the Common Membership Interests and (C) based thereon and on its own knowledge, has formed an independent judgment concerning the advisability of the Transactions, (v) is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act) and (vi) is not a broker-dealer registered with the SEC under the Exchange Act or an entity engaged in a business that would require it to be so registered.

(i) No Other Parent or NewCo Representations or Warranties. Except for the representations and warranties expressly set forth in Section 3.01, Investor hereby acknowledges that neither Parent nor any of its Subsidiaries (including NewCo and the Transferred Subsidiaries), nor any other Person, (i) except as expressly otherwise provided in any other Transaction Documents, has made or is making any other express or implied representation or warranty with respect to Parent or any of its Subsidiaries (including NewCo and the Transferred Subsidiaries) or the North America Business or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, including with respect to any information provided or made available to Investor or any of its Representatives or any information developed by Investor or any of its Representatives or (ii) except as expressly otherwise provided herein or in the Transaction Documents, will have or be subject to any liability or indemnification obligation to Investor resulting from the delivery, dissemination or any other distribution to Investor or any of its Representatives, or the use by Investor or any of

its Representatives, of any information, documents, estimates, projections, forecasts, forward-looking information, business plans or other oral or written information provided or made available to or developed by Investor or any of its Representatives in the course of their due diligence investigation of the North America Business (including in the Data Room or management presentations), the negotiation of the Transaction Documents or the contemplation of any of the Transactions.

(j) Non-Reliance on Parent Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the North America Business by Investor, Investor has received and may continue to receive from Parent, its Affiliates and its and their respective Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the North America Business and its operations. Investor hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Investor is familiar, that Investor is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to Investor (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Investor has not relied on such information, except as expressly otherwise provided in Section 3.01(bb)).

(k) Status of Investor. The Investor is a “United States person” within the meaning of section 7701(a)(30) of the Code.

ARTICLE IV

Covenants

Section 4.01 Conduct of North America Business by Parent. (a) Except as otherwise contemplated by this Agreement or the other Transaction Documents, as required by applicable Laws or as set forth in Section 4.01 of the Parent Disclosure Letter, from the date hereof to the Closing, unless Investor otherwise consents thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall cause the North America Business to be conducted in all material respects in accordance with the business and operational plans relating to the North America Business set forth on Section 4.01 of the Parent Disclosure Letter and otherwise in a manner consistent with the ordinary course of business and shall use reasonable best efforts consistent with past practice to preserve in all material respects the relationships of the North America Business with its material Customers, Material Suppliers, employees, Independent Sales Representatives and others having material relationships with the North America Business and to maintain in all material respects the business, operations, organization and goodwill of the North America Business.

(b) Without limiting the generality of Section 4.01(a), except as otherwise contemplated by this Agreement or the other Transaction Documents, as required by applicable Laws or as set forth in Section 4.01 of the Parent Disclosure Letter, from the date hereof to the Closing, unless Investor otherwise consents thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed with respect to the actions contemplated by clauses (i), (ii), (iv), (v), (vi), (vii), (xii), (xiii), (xiv), (xv), (xvi), (xvii), (xviii), (xx), (xxi), (xxiv), (xxv) and (xxvi) and, to the extent relating to any of the foregoing clauses, (xxviii) below), Parent shall not, and shall cause its Subsidiaries not to (in each case to the extent related to, or affecting, the North America Business):

(i) (A) establish, adopt, enter into, amend or terminate any Parent Benefit Plan or establish, adopt or enter into any compensation, retention, employment, change in control, severance or benefit plan, agreement or arrangement that, if in effect on the date hereof, would be a Parent Benefit Plan, (B) increase salary or wages, as applicable, bonus or other incentive compensation, or other benefits or compensation, in each of clauses (A) and (B), with respect to the Covered Employees or Former North America Employees or (C) take any action to accelerate the vesting or payment of any compensation, benefits or increase the funding requirements under any Assumed Benefit Plan, except (w) as required by any Parent Benefit Plan as in effect on the date hereof, (x) in the ordinary course of business with respect to Covered Employees who are below the director level (except for any change-in-control arrangement, change-in-control severance arrangement or retention agreements) (y) as may be initiated by Parent or one or more its Subsidiaries, in the ordinary course of business consistent with past practice, with respect to their employees generally or (z) as will not result in any Liability under this Agreement or otherwise to NewCo or its Subsidiaries;

(ii) (A) enter into, extend, amend, vary, terminate or materially alter the terms of any Material Contract or other Contract that, if in effect on the date hereof, would have been a Material Contract, (B) waive any right of material value under any Material Contract or other Contract that, if in effect on the date hereof, would have been a Material Contract or (C) amend, vary, terminate or materially alter the terms of any Material Shared Contract in a manner that would have a material and disproportionate impact on the North America Business as compared to the other businesses and operations of Parent and its Subsidiaries, in the case of this clause (C), other than any Material Shared Contract listed on Section 4.01(b)(ii)(C) of the Parent Disclosure Letter;

(iii) make any change in any of its present financial accounting methods and practices that would result in a change in the basis of the preparation of the Historical Segment Financial Statements or the Pro Forma Carveout Financial Statements, other than as may be required to conform to GAAP or as may be required by applicable Law, provided that Parent shall provide Investor with prior written notice two Business Days before implementing any determination that any such change in its present financial accounting methods is required to conform to GAAP or by applicable Law;

(iv) pledge, sell, lease, allow to lapse, encumber, transfer, license, assign, abandon, dispose of or otherwise make subject to a Lien (other than any Permitted Liens) any material tangible North America Asset, other than the sale of North America Inventory or obsolete, worn-out or excess equipment or assets in the ordinary course of business consistent with past practice;

(v) pledge, sell, lease, encumber, transfer, license, assign, abandon, dispose of or otherwise make subject to a Lien (other than any Lien that is to be discharged on or prior to Closing) any of the Transferred Equity Interests or any of the Common Membership Interests to be issued, sold and delivered to Investor under this Agreement;

(vi) waive any material claims or rights of material value relating to the North America Assets or the North America Liabilities;

(vii) pledge, sell, transfer, lease, assign or grant a license or sublicense to, assert, or fail to renew, maintain, diligently pursue applications for or defend, or settle any claim covering any material Transferred North America Business Intellectual Property or material North America Business Intellectual Property, in each case other than non-exclusive licenses entered into in the ordinary course of business that do not adversely affect the rights of NewCo to any such Transferred North America Business Intellectual Property;

(viii) amend the Organizational Documents of Parent or the North America Transfer Subsidiaries in any manner that could reasonably be expected to have a material and adverse impact on the ability of Parent or any of the North America Transfer Subsidiaries’ to consummate the Transactions;

(ix) issue, deliver or sell additional shares of capital stock (other than units to be issued to Investor at the Closing), or issue, deliver or sell or propose or agree to issue any securities convertible into or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, shares of capital stock of NewCo or any Transferred Subsidiary;

(x) direct, instruct or allow NewCo to conduct any business or take any actions outside of those necessary to effectuate the Transactions pursuant to the terms of this Agreement and the Related Agreements;

(xi) create or allow the North America Business, NewCo or the Transferred Subsidiaries to create, incur, assume or guarantee any Indebtedness, other than any Indebtedness that constitutes an Excluded Liability;

(xii) (A) fail to make any planned material capital expenditures or purchases of assets as set forth in the most recent business and operational plans of Parent set forth on Section 4.01(b)(xii)(A) of the Parent Disclosure Letter, (B) commit to any material capital expenditures not set forth in such business and operational plans or (C) shift any material volumes from one production or manufacturing facility to another;

(xiii) acquire any business or Person, by merger or consolidation, purchase of substantial assets, properties, claims or rights or equity interests, or by any other manner, in a single transaction or a series of related transactions, that, after giving effect to such transaction, would constitute a North America Asset, other than acquisitions of North America Inventory in the ordinary course of business;

(xiv) cancel, forgive, discharge, satisfy, compromise or settle any claim or obligation of material value relating to any material North America Asset or North America Liability, other than in the ordinary course of business consistent with past practice;

(xv) cause or permit the North America Business, NewCo or the Transferred Subsidiaries to enter into a new line of business;

(xvi) (A) make any material change in the selling, distribution, terms of sale or collection practices, including, as applicable, with respect to Accounts Receivable, Accounts Payable and the North America Inventory, that is inconsistent with the ordinary course of business or inconsistent with past practice, (B) enter into any material business practices, programs or long-term allowances not previously used in the ordinary course of business consistent with past practice, (C) make any change to practices with respect to the North America Inventory, Accounts Receivable or Accounts Payable, (D) materially alter its practices with respect to North America Inventory levels and product mix, (E) change in any material respects the credit standards applied by it to its Customers, (F) fail to apply its policies with respect to accruals of provisions for credit losses in a manner consistent with prior practice and (G) fail to maintain its reserves for credit losses at levels consistent with prior practices and policies of Parent and its Subsidiaries with respect to the North America Business;

(xvii) make any change in any advertising practices that is inconsistent in any material respect with the plan set forth on Section 4.01(b)(xvii) of the Parent Disclosure Letter;

(xviii) settle, compromise or make any payment, discharge or satisfaction of any Action to the extent such settlement, compromise, payment, discharge or satisfaction of such Action relates primarily to the North America Business or NewCo and the Transferred Subsidiaries and provides for equitable relief that would have a non-de minimis impact on the operation or conduct of the North America Business after the Closing;

(xix) make or change any material election with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax Claim, other than any such Tax Claim related to any consolidated, combined or unitary Tax of Parent, or consent to any extension or waiver of the limitation period applicable to material Tax matters;

(xx) (A) amend, modify, extend, renew or terminate any lease with respect to any Transferred North America Real Property or (B) enter into any new lease, sublease, license or other agreement for the use or occupancy of any Transferred North America Real Property, in each case other than renewals in the ordinary course of business of any North America Real Property Lease;

(xxi) (A) terminate any Covered Employee at the director level or above, other than for cause or poor performance (in each case, determined by Parent in its reasonable discretion and in accordance with applicable Law) or after consultation with Investor or (B)(1) hire or promote internally any individual who is a Covered Employee at the director level or above or (2) hire an individual as a Covered Employee if the base salary of such individual, when aggregated with all other individuals previously hired after the date hereof, exceeds $1,000,000 excluding, for purposes of clause (2), any Covered Employee who is a non-exempt or hourly worker;

(xxii) establish, adopt, enter into or amend any collective bargaining agreement or any other Contract with any labor organization;

(xxiii) implement any employee layoffs or any other reduction in force, early retirement program, buyout or other voluntary or involuntary employment termination program with respect to Covered Employees;

(xxiv) change or deviate from, in any material respects, the form contract and/or policies with respect to the Independent Sales Representatives, including those policies related to compensation, training, recruiting, communications, discounts, extensions of credit and promotions;

(xxv) transfer or modify the job responsibilities of (i) any employee of Parent and its Subsidiaries in a manner that results in such employee becoming a Covered Employee or (ii) any Covered Employee in a manner that would result in such individual no longer meeting the definition of Covered Employee;

(xxvi) effectuate any plan related to the harmonization or simplification of packaging across product lines to reduce the number and/or variation in product packages, including caps, bottles, labeling, boxes or accessories included therewith or thereon;

(xxvii) declare, set aside, make or pay any dividend or any other distribution (except for dividends payable solely in cash) with respect to the equity interests of NewCo or any of the Transferred Subsidiaries; or

(xxviii) agree, whether in writing or otherwise, to do any of the foregoing.

(c) Notwithstanding the foregoing, but subject to the other terms and conditions of this Agreement, nothing herein will prevent Parent or any of its Subsidiaries from taking actions, including (i) contributions, transfers, assignments and acceptances of assets and liabilities and (ii) the cancellation of any Intercompany Contracts and other agreements that will not constitute Transferred Contracts, in each case as reasonably necessary to facilitate the consummation of the Transactions.

Section 4.02 Record Retention. For the two years from and after the Closing Date, Parent shall, and shall cause the Retained Subsidiaries to, and NewCo shall, and shall cause its Subsidiaries to, retain all Contracts and Records pertaining to the North America Business in existence on the Closing Date. At the expiration of such two year period, NewCo, Parent, or the applicable Subsidiary of NewCo or Parent (as applicable) shall retain all Contracts and Records pertaining to the North America Business in existence on the Closing Date for such period as shall be required by applicable Laws (including in connection with any pending or threatened Action) or Judgment, unless prior to such time, NewCo, Parent, or the applicable Subsidiary of NewCo or Parent (as applicable) has affirmatively requested in writing that Records be preserved for a longer period. In such an instance, NewCo, Parent or the applicable Subsidiary of NewCo or Parent (as applicable) shall either preserve such Records for such reasonable period as may be requested or shall transfer such Records to the requesting party, in each case at the requesting party’s expense.

Section 4.03 Confidentiality. (a) Parent shall not, and shall cause the Retained Subsidiaries and its and their respective Affiliates not to, and (b) each of Investor and NewCo shall not, and shall cause their respective Affiliates not to, divulge or publish, whether in written or unwritten form or through any medium, Confidential Information publicly or to any Person or group of Persons for any reason or purpose whatsoever, except: (i) to its Affiliates and its and their respective Representatives and, in the case of the Investor and NewCo, to the Related Investment Entities; and (ii) as is required or requested to be disclosed by applicable Law, Judgment or a Governmental Entity, including by deposition, interrogatory, request for documents, subpoena, civil investigative demand, summons or similar process, provided that, to the extent permitted by Law and reasonably practicable, the Person required or requested to make such disclosure shall provide to the other parties hereto notice of such disclosure sufficiently in advance of any such disclosure so that the non-disclosing party shall have a reasonable opportunity to timely seek to limit, condition or quash such disclosure; provided, further, that, with respect to any Related Investment Fund receiving Confidential Information hereunder (i) such Related Investment Fund will agree to be bound by the terms of this Section 4.03 as though it were a party hereto (with Parent as an express third-party beneficiary of such agreement) and (ii) the Investor will remain liable for any breaches by the Related Investment Funds of this Section 4.03.

Section 4.04 Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions set forth in this Agreement (including Section 4.26), each of Parent and Investor shall, and shall cause its Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied, and, subject to Section 2.02(a), to consummate the Transactions as promptly as practicable, including, subject to Section 4.05(d) and Section 4.26, using reasonable best efforts to (a) contest (i) any Action brought, or threatened to be brought, by any Governmental Entity seeking to enjoin, restrain, prevent, prohibit or make illegal the consummation of any of the Transactions or to impose any terms or conditions in connection with the Transactions and (ii) any Judgment that enjoins, restrains, prevents, prohibits or makes illegal the consummation of any of the Transactions or imposes any terms or conditions in connection with the Transactions and (b) obtain the termination or expiration of any applicable waiting period required under the HSR Act and to obtain any approval, consent or authorization necessary under applicable foreign Antitrust Law for the consummation of the Transactions. Each party hereto shall execute and deliver after the Closing such further certificates, agreements and other documents and take such other actions as the other party or parties may reasonably request to consummate or implement the Transactions or to evidence such events or matters.

Section 4.05 Filings; Consents. (a) Without limiting the generality of Section 4.04, but subject to the terms and conditions of this Agreement (including Section 1.04 and subject to the limitations set forth in Section 4.05(d) and Section 4.26) and in accordance with applicable Law, each of Parent and Investor shall, and shall cause their respective Affiliates to, use reasonable best efforts to as promptly as practicable (i) obtain any consents, approvals or other authorizations, and make any filings and notifications, required in connection with the Transactions and (ii) make any other submissions either required or reasonably deemed appropriate by Parent or Investor in connection with the Transactions under the Securities Act, the Exchange Act, the HSR Act, the rules and regulations of the New York Stock Exchange and any other applicable Law. Parent and Investor shall, and shall cause their respective Affiliates to, cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents (except to the extent containing confidential information of such Person) to the non-filing party and its Representatives before filing (subject to the limitations set forth in Section 4.05(d) and Section 4.26).

(b) Without limiting the generality of Section 4.04 and 4.05(a), Parent and Investor shall as promptly as practicable, but in any event within 5 Business Days following the date hereof, file with the United States Federal and Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the Transactions under the HSR Act. Parent and Investor shall use their respective reasonable best efforts to provide as promptly as practicable any supplemental information requested by the FTC or DOJ pursuant to the HSR Act. Each of Parent and Investor shall, and shall cause their respective Affiliates to, furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing that is necessary under the HSR Act.

(c) Each of Parent and Investor shall, and shall cause their respective Affiliates to, keep the other party apprised of the status of any communications by such party or any of its Affiliates with, and any inquiries or requests for additional information from, the FTC, the DOJ or any other Governmental Entity with respect to the Transactions and shall comply as promptly as practicable with any such inquiry or request and provide any supplemental information requested in connection with the filings made hereunder pursuant to the HSR Act or any other applicable Law. No party hereto or any of their respective Affiliates shall participate in any meeting or engage in any material substantive conversation with any Governmental Entity with respect to the Transactions without giving the other party prior notice of the meeting or conversation.

(d) Notwithstanding the foregoing or anything in this Agreement to the contrary, in no event shall Parent or any of its Affiliates be required to, nor shall the Investor or any of its Affiliates be required to, in connection with obtaining consents from Governmental Entities, (i) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, assets, categories of assets or businesses of the North America Business or Parent or their respective Subsidiaries or Affiliates, or otherwise take or commit to take any action that could reasonably limit Parent’s, the North America Business’ or any of their its Affiliates’ freedom of action with respect to, or their ability to retain, one or more businesses, product lines or assets, (ii) terminate, modify or extend any existing relationships and contractual rights and obligations of the North America Business or Parent or their respective Subsidiaries or Affiliates, (iii) establish or create any relationships and contractual rights and obligations of the North America Business or Parent or their respective Subsidiaries or Affiliates, (iv) terminate any relevant venture or other arrangement, or (v) effectuate any other change or restructuring of the North America Business or Parent or their respective Subsidiaries or Affiliates (and, in each case, to enter into agreements or stipulate to the entry of an order, decree or ruling or file appropriate applications with the FTC, DOJ, or other Governmental Entity), in each case if such sale, disposal, hold separate arrangement, termination, modification, extension, new relationship or other change or modification would reasonably be expected to be material to the North America Business, taken as a whole.

Section 4.06 Expenses. Except as otherwise expressly provided in this Agreement or in any other Transaction Document, each party shall bear and pay its own costs, fees and expenses incurred by it in connection with the negotiation and execution of this Agreement, the Transactions and the Parent Investment Agreement or in connection with the consummation of the transactions contemplated hereby and thereby on the Closing Date (collectively, the “Transaction Expenses”); provided that, except as otherwise expressly provided in this Agreement, (a) upon (and subject to) consummation of the Closing, NewCo shall reimburse Investor for all reasonable and documented out-of-pocket third party Transaction Expenses incurred by Investor and (b) Parent shall be responsible for all Transaction Expenses incurred by Parent or any of its Subsidiaries (including, for the avoidance of doubt, all Transaction Expenses incurred by NewCo and the Transferred Subsidiaries prior to the Closing). Investor and Parent shall each pay 50% of any filing fee required under the HSR Act and any other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger, acquisition or otherwise.

Section 4.07 Notification of Certain Matters. Each of Parent and Investor shall give prompt written notice to the other of (a) any notice or other communication from any Person alleging that any consent, waiver or approval from, or notification requirement to, such Person is or may be required in connection with the Transactions, (b) any Action commenced or threatened in writing against, relating to or involving or otherwise affecting it or any of its Affiliates that relate to the consummation of the Transactions, (c) all effects, changes, events and occurrences arising subsequent to the date of this Agreement which could reasonably be expected to result in any breach of a representation or warranty or covenant of Parent or NewCo in this Agreement that would, if occurring or continuing on the Closing Date, cause any of the conditions set forth in Article VI not to be satisfied and (d) any effect, change, event or occurrence that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. In addition, subject to applicable Law, Parent shall give prompt written notice to Investor of any notice or other communication from the DOJ seeking to amend the Deferred Prosecution Agreement, dated December 15, 2014, between the DOJ and Parent (the “Deferred Prosecution Agreement”) in any way that would have an adverse impact on the operation of the North America Business after the Closing, it being understood, for the avoidance of doubt, that Investor shall not have any consent or other approval right with respect to the entry by Parent into any such amendment to the Deferred Prosecution Agreement or with respect to the terms thereof. For the avoidance of doubt, no updated information provided in accordance with this Section 4.07 shall be deemed to cure any breach of any representation, warranty or covenant made in this Agreement, or be deemed to update the Parent Disclosure Letter or affect any rights under this Agreement or the Related Agreements, including indemnification rights pursuant to Article VIII.

Section 4.08 Taxes. (a) Parent shall prepare or cause to be prepared, and file or deliver to NewCo for filing, with the appropriate taxing authorities all Tax Returns relating to the North America Assets or any of the Transferred Subsidiaries other than any such Tax Return related to any consolidated, combined or unitary Tax of Parent (collectively, “North America Tax Returns”) for all Pre-Closing Tax Periods (other than a Straddle Period) with a due date (taking into account applicable extensions) on or prior to the Closing Date; provided that each such Tax Return shall be prepared in accordance with past practice, except as otherwise required by applicable Law. Parent shall timely remit all Taxes shown thereon as due.

(b) Parent shall prepare or cause to be prepared, and file or deliver to NewCo for filing, with the appropriate taxing authorities all North America Tax Returns for all Pre- Closing Tax Periods (other than a Straddle Period) with a due date (taking into account applicable extensions) after the Closing Date; provided that: (i) each such Tax Return shall be prepared in accordance with past practice, except as otherwise required by applicable Law, (ii) Parent shall provide NewCo with a draft of each Pre-Closing Tax Return at least 20 Business Days prior to the due date (taking into account applicable extensions) for such Tax Return, and (iii) NewCo shall have the right to review and comment upon any such North America Tax Returns prior to the filing thereof and Parent shall consider such comments in good faith but shall not be under any obligation to incorporate such comments, except to the extent such comments are consistent with past practice of Parent or otherwise required by applicable Law. Parent shall timely remit payment for any Taxes shown as due on such Tax Returns.

(c) NewCo shall prepare and file, and cause to be prepared and filed, with the appropriate taxing authorities all North America Tax Returns for any Straddle Period due after the Closing Date and pay, or cause to be paid, to the applicable taxing authority all Taxes due with respect to such North America Tax Returns, provided that, with respect only to Taxes as shown on such North America Tax Returns for which a written demand is made on Parent to pay Excluded Taxes pursuant to this Section 4.08, (i) NewCo shall deliver any such North America Tax Returns to Parent at least 20 Business Days before such North America Tax Returns are due (taking into account applicable extensions), (ii) Parent shall have the right to review and comment upon any such North America Tax Returns prior to the filing thereof and (iii) such North America Tax Returns shall not be filed without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Within 10 Business Days of a written demand therefor, but in no event more than 10 Business Days prior to the due date thereof, Parent shall pay to NewCo the amount of Excluded Taxes for any Straddle Period calculated using the principles set forth in Section 4.08(e).

(d) If, in order to properly prepare its North America Tax Returns, it is necessary that a party hereto be furnished with additional information, documents or records relating to the North America Assets, both Parent and NewCo agree to use reasonable best efforts to furnish or make available such non-privileged information at the recipient’s request, cost and expense.

(e) In the case of any Straddle Period: (i) real property, personal property, intangible property and similar ad valorem Taxes (“Property Taxes”) for the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period, and (ii) Taxes (other than Property Taxes) for the Pre-Closing Tax Period shall be computed as if the Pre-Closing Tax Period ended as of the close of business on the Closing Date.

(f) Any and all refunds or credits of Taxes set forth in Section 1.02(b)(xii) and any and all refunds or credits of Taxes of each Transferred Subsidiary allocable to any Pre-Closing Tax Period in accordance with the principles set forth in Section 4.08(e) shall be for the account of Parent. Any and all other refunds or credits of Taxes shall be for the account of NewCo. Any refunds or credits received or realized by a party that are for the account of the other party pursuant to the preceding sentence shall be promptly paid to such other party. Notwithstanding anything to the contrary in this Agreement, any refunds or credits of a Transferred Subsidiary that is for the account of Parent under this Section 4.08(f) shall be treated as an adjustment to the amount set forth in Section 2.02(b)(iii) of the Parent Disclosure Letter for the AC Equity Interests for Tax purposes.

(g) Parent and Investor shall each be responsible for and shall timely pay to the applicable taxing authority as required by Law one-half of the full amount of any Taxes incurred in connection with the North America Transfers, other than the Restructuring Transactions, including any sales, use, transfer, value-added or any similar Taxes imposed in connection therewith (“Transfer Taxes”). For the avoidance of doubt, Parent shall be responsible for the full amount of any Transfer Taxes arising as a result of the consummation of the Restructuring Transactions that would not have been incurred but for the consummation of the Restructuring Transactions, provided, that for purposes of this provision, the Restructuring Transactions shall not include the transfers to NewCo (as described in Steps 7, 9, or 11 of Section 1.01(a) of the Parent Disclosure Letter) or Investor’s subscription for and purchase of Common Membership Interests (as described in Step 15 of Section 1.01(a) of the Parent Disclosure Letter).

(h) Notwithstanding anything to the contrary in Section 8.07 hereof, after the Closing Date, NewCo shall, at its expense, control any audit, suit, action or proceeding with respect to Taxes (a “Tax Claim”) involving the North America Business (other than any such Tax Claim related to any consolidated, combined or unitary Tax of Parent, which shall be solely controlled by Parent); provided that NewCo shall not settle or compromise any such Tax Claim for which Parent could have an indemnity obligation hereunder without Parent’s prior written consent (not to be unreasonably withheld, delayed or conditioned).

(i) NewCo shall prepare and file a notice under subsection 116(5.02) of the Income Tax Act (Canada) (and any Quebec equivalent determined by NewCo to be relevant) concerning the acquisition of the AC Equity Interests from Lux Holdco, on or before the day that is 30 days after the acquisition. Parent shall cause Lux Holdco to cooperate with the completion of the necessary Tax forms. At the request of Lux Holdco, such filings shall be made on a protective basis, by including on the forms a note that the AC Equity Interests may not be “taxable Canadian property” for purposes of the Income Tax Act (Canada) (or the Quebec equivalent). NewCo shall not withhold any amounts under section 116 of the Income Tax Act (Canada) or the Quebec equivalent from the amount paid to Lux Holdco for the AC Equity Interests.

(j) Prior to the Closing Date, the parties shall determine the balance sheet of NewCo for purposes of Section 704(b) of the Code as of immediately after the Closing Date, in accordance with the principles and procedures described on Exhibit E to the Form of Amended and Restated Limited Liability Company Agreement of NewCo LLC attached as Exhibit A hereto.

Section 4.09 Public Announcements. Parent and the Investor agree that the initial public announcement by the parties or any of their Affiliates of the execution and delivery of this Agreement and the Parent Investment Agreement shall be in such form or forms as shall be mutually agreed by Parent and the Investor. Subject to each party’s disclosure obligations imposed by Law or the rules of any stock exchange upon which its securities are listed or any similar organization (in which case the party required to make the communication, release or announcement shall, to the extent practicable, allow the other party reasonable time to comment thereon in advance of such release or public disclosure), neither Parent nor Investor will make (a) any public news release or other public disclosure or (b) any other widespread written communication or general disclosure to any employees, suppliers, Independent Sales Representatives or other Persons with whom the North America Business has material relationships, in each case with respect to this Agreement or the Transactions, without receiving the other’s consent (which consent shall not be unreasonably withheld, conditioned or delayed) to such communication or the communication plan with respect thereto. Notwithstanding the foregoing, Investor and its Affiliates shall be entitled to communicate in the ordinary course and in a non-public manner with their respective investors and financing sources relating to this Agreement, the Related Agreements and the Transactions contemplated herein and therein, in each case subject to customary confidentiality obligations between Investor and such other Persons.

Section 4.10 Financial Statements. (a) As soon as practicable, but in any event no later than 15 calendar days prior to the Closing, Parent shall deliver to Investor true and complete copies of the Pro Forma Carveout Financial Statements updated to reflect any mutually agreeable changes in the assumptions made by Parent in the preparation thereof, with a reconciliation explaining in reasonable detail the differences between the original Pro Forma Carveout Financial Statements set forth on Section 3.01(e)(i)(2) of the Parent Disclosure Letter on the one hand and such updated financial statements.

(b) Parent shall deliver to NewCo, (1) as soon as practicable, but in any event no later than 45 calendar days after the end of each applicable fiscal quarter, unaudited combined balance sheets of the North America Business, and combining balance sheets for the portion of the North America Business conducted in the United States, Puerto Rico and Canada and related statements of income and cash flows, in each case prepared on the same basis as the Historical Segment Financial Statements, for each fiscal quarter ended after September 30, 2015 and at least 45 days before the Closing and (2) As soon as practicable, but in any event no later than 30 calendar days after the end of each applicable month, interim versions of such financial statements for each fiscal month ended after the last day of the most recent unaudited financial statements delivered pursuant to clause (1) above, in the case of this clause (2), prepared in accordance with the illustrative summary monthly financial statements set forth on Section 4.10(b) of the Parent Disclosure Letter.

(c) As soon as reasonably practicable (but in no event later than 180 days following the Closing), Parent shall prepare and provide, or cause to be prepared and provided, to Investor:

(i) combined balance sheets for the North America Business as of the end of the fiscal years ended December 31, 2014 and December 31, 2015, and the related combined statements of income, changes in equity and cash flows for such fiscal years and accompanying notes to such financial statements, prepared in accordance with GAAP (collectively, the “Audited Financial Statements”), audited and accompanied by a report and an unqualified opinion of PricewaterhouseCoopers LLP or one of the other “big four” independent auditors mutually agreed by Parent and Investor (the “Independent Auditor”), which report and opinion shall be prepared in accordance with generally accepted auditing standards. Parent shall assist the Independent Auditor in the completion of the audit of the Audited Financial Statements required to be delivered pursuant to this Section 4.10(c), including executing such management and other representation letters as shall be reasonably requested by the Independent Auditor, so that the Independent Auditor is able to complete its audit of the Audited Financial Statements.

(ii) unaudited combining balance sheets for the portion of the North America Business conducted in the United States, Puerto Rico and Canada as of the end of the fiscal years ended December 31, 2014 and December 31, 2015, and the related combining statements of income, changes in equity and cash flows for such fiscal years and accompanying notes to such financial statements, prepared in accordance with GAAP.

(iii) NewCo shall cooperate with and assist each of Parent and the Independent Auditor in connection with the completion of the Audited Financial Statements in satisfaction of Parent’s obligations pursuant to this Section 4.10(c). NewCo shall promptly, upon request by Parent, reimburse Parent for all reasonable, document, out-of-pocket costs and expenses (including, for the avoidance of doubt, all fees, costs and expenses of the Independent Auditor) incurred by Parent or any of its Subsidiaries in connection with the preparation of the Audited Financial Statements.

Section 4.11 Closing Reconciliation. (a) At least three (3) Business Days prior to the Closing Date, Parent shall deliver to Investor, for Investor’s review and comment, (which comments, if any, Parent shall, in good faith, consider for incorporation), a good faith estimate of Closing Working Capital (the “Working Capital Estimate”).

(b) Within 90 days after the Closing Date, NewCo shall prepare and deliver to Parent a statement (the “Closing Statement”) setting forth NewCo’s calculation of the Closing Working Capital. Parent shall assist NewCo in the preparation of the Closing Statement and Parent shall provide NewCo reasonable access during normal business hours to the properties and Records of Parent and the Retained Subsidiaries and such other information as NewCo may reasonably request in connection with NewCo’s preparation of the Closing Statement.

(c) During the 30 day period following Parent’s receipt of the Closing Statement, NewCo shall provide Parent and its Representatives reasonable access during normal business hours to the properties and records of the North America Business as Parent may reasonably request in connection with Parent’s review of the Closing Statement. Parent may dispute the calculation of Closing Working Capital or the amounts or items reflected on or omitted from the Closing Statement (each, a “Disputed Item”), but only on the basis that the Closing Statement does not reflect, or has not been prepared in a manner consistent with, the provisions of this Agreement or otherwise contains a mathematical error; provided, however, that Parent shall notify NewCo in writing of each Disputed Item, and specify the amount thereof in dispute and the specific basis therefor, within 30 days after receipt of the Closing Statement. The failure by Parent to provide a notice of Disputed Items to NewCo within such 30 day period will constitute Parent’s acceptance of the calculation of Closing Working Capital and all the items in the Closing Statement, which shall become final, conclusive and binding on the parties on the 31st day following Parent’s receipt of the Closing Statement.

(d) If a notice of Disputed Items shall be timely delivered pursuant to Section 4.11(c), Parent and NewCo shall, during the 30 day period following the delivery of such notice, negotiate in good faith to resolve in writing the Disputed Items. If during such 30 day period the parties are unable to reach agreement, Parent and NewCo shall refer all unresolved Disputed Items to an independent accounting firm upon which Parent and NewCo shall mutually agree (the “Independent Accountant”). The Independent Accountant shall be instructed to make a determination, acting as an expert and not an arbitrator, with respect to each unresolved Disputed Item within 30 days after its engagement by Parent and NewCo to resolve such Disputed Items. The scope of the disputes to be resolved by the Independent Accountant shall be limited to mathematical errors and whether the Disputed Items were determined in accordance with the provisions of this Agreement. The Independent Accountant shall be instructed to deliver to Parent and NewCo, within such 30 day period, a report setting forth its adjustments, if any, to the Closing Statement, the calculations supporting such adjustments and the rationale therefor. Such report shall be final, conclusive and binding on the parties, absent fraud or manifest error. The fees and expenses of the Independent Accountant pursuant to this Section 4.11 shall be borne by Parent, on the one hand, and by NewCo, on the other hand, based upon the percentage that the amount actually contested but not awarded to Parent or NewCo, respectively, bears to the aggregate amount actually contested by Parent and NewCo. For example, if the Parent submits a notice of Disputed Items for $1,000, and if Parent contests only $500 of the amount claimed by NewCo, and if the Independent Accountant ultimately resolves the dispute by awarding NewCo $300 of the $500 contested, then the costs and expenses of the Independent Accountant will be allocated 60% (i.e., 300/500) to Parent and 40% (i.e., 200/500) to NewCo.

(e) Following the final determination of Closing Working Capital (and the corresponding Transferred Cash Adjustment and Transferred Cash Amount) in accordance with this Section 4.11, (i) if the Estimated Transferred Cash Amount is less than the Transferred Cash Amount, then Parent shall pay to NewCo the absolute value of the amount of such difference and (ii) if the Estimated Transferred Cash Amount is more than the Transferred Cash Amount, then NewCo shall pay to Parent the absolute value of the amount of such difference. Each payment to be made pursuant to this Section 4.11(e) shall be made by wire transfer of immediately available funds within 10 Business Days after the finalization of the Closing Statement.

Section 4.12 Related Agreements. At the Closing, (a) Parent and Investor shall enter into, execute and deliver to each other the LLC Agreement and (b) Parent and NewCo shall enter into, execute and deliver to each other each of the other Related Agreements.

Section 4.13 Title and Survey. Parent and its Subsidiaries shall use commercially reasonable efforts to assist Investor in obtaining Title Commitments, Title Policies and Surveys in commercially standard form, including, without limitation, removing from title any Liens that are not Permitted Liens. Parent and its Subsidiaries shall provide the title company issuing such Title Policies with any commercially standard affidavit, indemnity, or other assurances reasonably requested in order to issue the Title Policies. Investor shall pay all fees, costs and expenses with respect to such Title Commitments, Title Policies and Surveys (which such fees, costs and expenses will be reimbursable by NewCo in accordance with Section 4.06).

Section 4.14 Access. Subject to applicable Law relating to the exchange of information and the Confidentiality Agreement, between the date of this Agreement and the Closing, Parent shall, and shall cause each of its Subsidiaries to (in each case at Investor’s expense, but subject to reimbursement by NewCo in accordance with Section 4.06), (a) (i) give Investor and its authorized Representatives reasonable access (including, upon the reasonable request of Investor, making a reasonable amount of office space available at the headquarters of the North America Business (and any other facilities of the North America Business to which Investor has reasonably requested access)) to all Records, offices and other facilities, assets and properties of Parent or any of its Subsidiaries to the extent relating to the North America Business, including access to conduct Phase I environmental site assessments and non-intrusive regulatory compliance reviews at the Transferred North America Real Property, but in no event Phase II environmental site assessments or any sampling or testing of environmental conditions, discharges, or waste streams; (ii) furnish Investor with such financial and operating data and other information with respect to the North America Assets, the North America Liabilities and the North America Business as Investor may from time to time reasonably request and (iii) cooperate in good faith with Investor and provide Investor with reasonable access to Independent Sales Representatives (which access shall in no event be greater than the historical level of interaction among Parent’s senior management and the Independent Sales Representatives, consistent with past practice (“historical ISR access”)) and Parent’s and its Subsidiaries’ employees that are engaged, directly or indirectly, in the North America Business (including permitting the Investor Transition Team the opportunity to attend meetings of senior management of the North America Business and other material operating meetings of senior personnel of the North America Business (in each case to the extent reasonably requested by Investor and to the extent such meetings relate to the North America Business, but excluding in all cases those meetings that address matters requiring preservation of legal privilege or matters involving the Transactions)) and Records to assist Investor with the post-Closing transition of the North America Business, and (b) afford to the Investor Transition Team reasonable access during normal business hours to consult with (i) the directors, officers, agents and consultants of Parent and its Subsidiaries and (ii) the Independent Sales Representatives (which access shall in no event be greater than the historical ISR access), in each case engaged, directly or indirectly, in the North America Business, in each case in connection with the North America Business and operational and transition planning in respect of the post-Closing operation thereof; provided that neither Parent nor any of its Subsidiaries shall be required to take any action or provide any access pursuant to this Section 4.14 if doing so would (x) result in the disclosure of documents or information protected by any attorney-client or other similar doctrine or privilege or (y) violate any duty or obligation of confidentiality or data privacy, whether arising contractually, statutorily or otherwise.

Section 4.15 Exclusivity. From the date hereof until the Closing, Parent shall not, and shall not authorize or direct any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) solicit, initiate or encourage the submission of proposals, inquiries or offers relating to a divestiture or similar transaction involving the North America Business, (ii) participate, continue or enter into discussions or negotiations with, or provide any information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may be reasonably expected to lead to a divestiture or similar transaction involving the North America Business, or (iii) enter into any agreement or agreement in principle, in each case in connection with any divestiture or similar transaction involving the North America Business (other than Investor or its Affiliates). Parent shall, and shall direct its Affiliates and representatives to promptly cease any discussions it may be having with any third Person (other than Investor or any of its Affiliates) with respect to the potential divestiture of, or investment in, the North America Business. In the event that Parent or one of its Representatives receives any written proposal involving the matters set forth in this Section 4.15, they shall promptly, but in any event within 24 hours, advise Investor in writing of the receipt, directly or indirectly, of any such proposal (including the specific terms thereof and the identity of the other individual or entity or individuals or entities involved) and promptly furnish to Investor a copy of any such written proposal in addition to a copy of any information provided to or by any third party relating thereto. Parent shall not, and shall cause its Affiliates and Representatives not to, directly or indirectly, provide access to any third party (other than to Investor, Investor’s Affiliates and their advisors) to, or furnish any such third party with, any information (including Confidential Information) in connection with or in furtherance of any such proposal or any divestiture or similar transaction involving the North America Business. Any breach of the terms of this Section 4.15 by any Affiliate or Representative of Parent (as if it were a party hereto) shall be deemed a breach by Parent. Notwithstanding the foregoing, nothing in this Section 4.15 shall be deemed to restrict or modify Parent’s rights or obligations with respect to an Alternate Transaction (as defined in the Parent Investment Agreement) under the terms of the Parent Investment Agreement.

Section 4.16 Non-Competition.

(a) Other than pursuant to the Transaction Documents (and subject to the other terms of this Section 4.16), from and after the Closing, Parent shall not and shall cause each of its Affiliates not to, within the North America Region, directly or indirectly, without the prior written consent of NewCo:

(i) engage in the Restricted Business or own, operate, lease, license, manage, control, invest in, permit its name or other intellectual property to be used by, act as consultant or advisor to, render services for (alone or in association with any Person) or provide financing to any Person engaged in the Restricted Business;

(ii) knowingly authorize or allow any Person to acquire any Restricted Products that are sold or otherwise distributed by Parent or its Affiliates outside of the North America Region, for export, sale, offer for sale, resale, marketing, distribution, lease, license or other transfer to any Person anywhere in the North America Region; provided that Parent shall promptly notify NewCo upon becoming aware of any activity described in this clause (ii), and shall, at Parent’s expense, cooperate with NewCo to remedy and discontinue any such activity;

(iii) (A) solicit, aid or induce any Person that is, or was during the 12 month period immediately prior to such solicitation, aid or inducement, a customer of NewCo or any of its Subsidiaries, to purchase Restricted Products then sold by NewCo or any of its Subsidiaries from any other Person in the North America Region or (B) assist or aid any other Person in identifying or soliciting any such customer to reduce or adversely alter such customer’s relationship with NewCo or any of its Subsidiaries; or

(iv) solicit, aid or induce any Person that is, or was during the 12 month period immediately prior to such solicitation, aid or inducement, a supplier of goods or services to NewCo or any of its Subsidiaries not to do business with NewCo or any of its Subsidiaries or to reduce or otherwise adversely alter such supplier’s relationship with NewCo or any of its Subsidiaries.

(b) Notwithstanding anything herein to the contrary, nothing in Section 4.16(a) shall restrict:

(i) Parent’s or any of its Affiliates’ ability to operate in any business other than the North America Business;

(ii) Parent or any of its Affiliates from acquiring, owning or, holding shares of capital stock (whether in the North America Region or otherwise) of any Person (the “Acquired Person”) that derived less than the greater of (1) 10% and (2) $150 million of its annual revenue (calculated on a trailing twelve month basis) from the conduct of the Restricted Business within the North America Region as of the date on which Parent or any of its Affiliates acquired such shares, if (x) Parent provides to NewCo prompt written notice of the entry into such agreement or the consummation of such acquisition (whichever first occurs), which notice shall identify the Acquired Person and the Restricted Business in which such Acquired Person engages and (y) on or prior to the first anniversary of the date of consummation of such acquisition, Parent or the applicable Affiliate disposes of the Restricted Business (or the assets used in connection therewith) of such Acquired Person to a Person that is not an Affiliate of Parent or such Acquired Person ceases to engage in the Restricted Business, in each case such that the total consolidated revenue of the Acquired Person that is attributable to the Restricted Business is zero (0) on a pro forma annual basis as of the end of the first calendar month following the first anniversary of the consummation of such acquisition;

(iii) Parent or any of its Affiliates from acquiring, owning or holding 5% or less of the outstanding shares of capital stock of any Person engaged in the Restricted Business and which capital stock is regularly traded on a recognized domestic or foreign securities exchange, so long as neither Parent nor any of its Affiliates actively participates in the management or operation of such Person;

(iv) Parent or any of its Affiliates from (1) operating the Avon Products Foundation, Inc., consistent with its stated charitable purpose as in effect at the Closing (including pursuant to the Sponsorship Agreement between Parent and Avon Breast Cancer Crusade, dated September 11, 2015), including the “Avon 39” Walk (2) the manufacturing and sale of “Avon 39” Walk-associated non-beauty “cause” merchandise, and (3) sublicenses for corporate sponsorships and partnerships (including co-venture arrangements) and charitable partnerships (including with educational and health organizations), in each case of clauses (1), (2) and (3), solely to the extent all such activities are conducted (x) exclusively on a non-profit basis for the exclusive benefit of the Avon Products Foundation, Inc.; (y) consistent with practice prior to the Closing and (z) in compliance with the Licensing Agreement;

(v) a Change of Control of Parent; or

(vi) Parent or any of its Affiliates from conducting research and development in the North America Region solely for or in support of the licensing, sale, marketing and distribution of Restricted Products outside of the North America Region.

(c) The provisions of this Section 4.16 restricting Parent and its Affiliates shall terminate on the earliest of (x) the 7th anniversary of the Closing, (y) the date none of NewCo or any of its Subsidiaries is engaged in the sale of Restricted Products through any direct, network, multi-level, or similar marketing, sales or distribution channel and (z) a Change of Control of Parent.

Section 4.17 Reserved.

Section 4.18 Enforceability. If the final Judgment of a court of competent jurisdiction declares any term or provision of Section 4.16 to be invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power (and is hereby instructed by the parties) to modify the scope, duration, or geographic coverage of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified to cover the maximum, duration, scope or area permitted by Law.

Section 4.19 Lien Releases. Prior to the Closing Date, Parent shall deliver to Investor evidence of the release of all Liens (other than Permitted Liens) relating to the North America Assets and the Transferred Subsidiaries.

Section 4.20 Insurance. (a) Parent and its Subsidiaries will continue to carry their existing third-party insurance with respect to the North America Business through the Closing, and shall use reasonable best efforts not to allow any default, cancellation or material breach of such insurance policies or agreements to occur with respect to the North America Business. In the event that, from and after the date hereof, Parent or any of its Subsidiaries incurs or suffers any Losses with respect to the North America Assets or the North America Liabilities or that otherwise arise primarily out of the North America Business that are covered by such insurance policies, Parent shall, and shall cause its Subsidiaries to, following receipt of notice of such Loss, promptly seek full recovery for such Losses to the extent available under all insurance policies issued by an unaffiliated third party to Parent or any of its Subsidiaries covering such Losses. Each of Parent and Investor agrees to (i) use reasonable best efforts to cooperate and consult with the other regarding seeking and obtaining the full recovery for such Losses under any applicable insurance policy, including making all notifications and filings with the relevant insurance provider, (ii) furnish to the other such information and assistance as the other may reasonably request in connection with seeking full recovery for such Losses under any insurance policy and (iii) keep the other reasonably apprised of the status of any claims made for such Losses under any insurance policy. To the extent that Parent directly receives any insurance proceeds from any unaffiliated third party with respect to any Losses with respect to a casualty loss or event in respect of, or material damage to, any North America Asset or North America Liability (in each case other than any business interruption losses), Parent agrees to deliver or cause to be delivered to NewCo or one of the Transferred Subsidiaries such insurance proceeds to the extent not utilized to repair or mitigate such Losses prior to the Closing Date.

(b) Nothing contained in this Section 4.20 shall affect in any way any party’s (including, for the avoidance of doubt, any Investor Indemnitee’s or Parent Indemnitee’s) rights or obligations under Article VIII (subject to Section 8.03).

Section 4.21 Separation and Transition; Shared Contracts. (a) Without limitation, expansion or other modification of any of the parties’ rights or obligations set forth in this Agreement or any other Transaction Document, as soon as practicable after the date hereof, the parties shall cooperate in good faith to develop a plan for separating the North America Business from the Parent Business so as to minimize the adverse impact of such separation on each party’s businesses.

(b) As soon as practicable after the date hereof, in anticipation of the services to be provided under the Transition Services Agreement:

(i) Parent shall use reasonable best efforts to, and Investor shall use reasonable best efforts to cooperate with Parent to, identify any IT Server Systems that are used or held for use primarily in the operation or conduct of the North America Business but that are not (A) located at the Transferred North America Real Property or (B) used or held for use solely in the operation or conduct of the North America Business (the “Primarily Used IT Servers”). Following the identification of any Primarily Used IT Servers, Parent and Investor shall mutually agree on a timeline (which, for the avoidance of doubt, may end on or after the Closing Date) for the migration of any Software used or held for use primarily for the Parent Business that utilize such Primarily Used IT Servers to any IT Server Systems that are not Transferred IT Server Systems. Parent shall bear all costs and expenses incurred in connection with the migration contemplated by the immediately preceding sentence, provided that Parent shall obtain the prior written consent of Investor (not to be unreasonably withheld, conditioned or delayed) before implementing any such migration, and provided, further, that to the extent NewCo or its Subsidiaries bear any reasonable, documented out-of-pocket costs or expenses in connection with such migration, NewCo shall be reimbursed for such costs or expenses by Parent promptly upon the submission by NewCo of reasonable supporting documentation.

(ii) Parent shall, and shall cause its Subsidiaries to, logically (through the use of entitlements or permissions) and physically (where necessary and practical), separate the Transferred IT Infrastructure Systems from the other IT Infrastructure Systems of Parent and its Subsidiaries (other than NewCo and the Transferred Subsidiaries) through a plan and process approved by Investor in its reasonable discretion in such a manner that, from and after the Closing, (a) the Transferred IT Infrastructure Systems would not be accessible to Parent and its Subsidiaries (other than NewCo and the Transferred Subsidiaries) and (b) the other IT Infrastructure Systems of Parent and its Subsidiaries (other than NewCo and the Transferred Subsidiaries) would not be accessible to Investor, its Affiliates, NewCo or the Transferred Subsidiaries, except in each case in the event, and to the extent, such access is necessary for the provision or receipt of services pursuant to the Transition Services Agreement (the “IT Migration”). NewCo shall (x) (i) compensate Parent or its Subsidiaries on a time and materials basis for the internal costs that Parent actually incurs in order to effectuate the IT Migration (which costs shall be billed outside the framework of the Transition Services Agreement at rates that shall be reflected in an agreed rate card to be developed by the parties) and (ii) reimburse Parent and its Subsidiaries for all reasonable, documented out-of-pocket expenses they actually incur in connection with the IT Migration), provided in each case that prior to commencing any such IT Migration or incurring any such costs or out-of-pocket expenses, Parent shall meet and confer with NewCo in order to develop a mutually agreed migration plan and budget for the project. For the avoidance of doubt, nothing in this Section 4.21 shall limit NewCo’s right or ability to receive services under the Transition Services Agreement.

(c) Between the date hereof and the Closing, the parties shall review, revise and update, where appropriate, (i) the schedules to the Transition Services Agreement, with any such mutually agreed upon revised and updated schedules to replace the corresponding schedules to the form of Transition Services Agreement; provided that, neither party shall be under any obligation to modify, amend or otherwise adjust any terms set forth in such schedules relating to the pricing, term or termination of any applicable Services or to make any other amendments or adjustments thereto that would adversely affect such party and (ii) Section 3.01(j)(iv) of the Parent Disclosure Letter. As soon as practicable after the date hereof, Parent shall use its reasonable best efforts in a manner consistent with the terms of, and subject to the limitations set forth in, Section 1.04 and otherwise as they relate to the transfer of the North America Assets hereunder to identify and obtain all third-party consents necessary to provide Services (as defined in the Transition Services Agreement) to NewCo and the Transferred Subsidiaries pursuant to the Transition Services Agreement as set forth on the schedules referred to in the preceding sentence; provided, that Parent, on the one hand, and Investor, on the other, shall cooperate with one another and use reasonable best efforts in attempting to obtain any such consent or approval (including the obligation of Parent or its Subsidiaries to pay any amounts required in order to obtain such consents, provided that Parent receives the prior consent of Investor (not to be unreasonably withheld, conditioned or delayed) prior to making any such payment).

(d) Upon Investor’s request, with respect to any Shared Contract (other than (x) Contracts related to corporate level services that Parent will be providing to NewCo pursuant to the Transition Services Agreement, (y) Contracts related to Intellectual Property Rights that Parent will grant to NewCo under the Licensing Agreement or Contracts pertaining substantially to Intellectual Property Rights and (z) the Contracts set forth on Section 4.21(d) of the Parent

Disclosure Letter) that is not a Transferred Contract, Parent and Investor shall use, and cause their respective Affiliates to use, reasonable best efforts to (i) cause the counterparties to any such Shared Contracts to enter into new contracts with NewCo or one of the Transferred Subsidiaries, on terms substantially similar to those contained in such Shared Contracts including with respect to pricing, in order for the North America Business to receive the applicable benefits under such Shared Contracts (each such new contract, a “New Contract”), or (ii) if practicable, assign to NewCo or one of the Transferred Subsidiaries the benefits and obligations under such portion or such Shared Contract as relates to the North America Business. If the parties are not able to obtain a New Contract with a counterparty to any such Shared Contract or to assign the applicable portion of such Shared Contract to NewCo or one of the Transferred Subsidiaries at or prior to the Closing, then for a period of 12 months after the Closing Date: (A) NewCo, Parent and their respective Subsidiaries shall continue to use their reasonable best efforts to cause the counterparty to such Shared Contract to enter into a New Contract or to assign the applicable portion of such Shared Contract to NewCo or one of the Transferred Subsidiaries, and (B) until such time as a New Contract is executed or the applicable portion of such Shared Contract is assigned to NewCo or one of the Transferred Subsidiaries, Parent and NewCo shall use and cause their respective Subsidiaries to use reasonable best efforts to secure an alternative arrangement reasonably satisfactory to both parties under which the North America Business would, in compliance with applicable Law, obtain the benefits associated with the applicable portion of such Shared Contract. Notwithstanding anything to the contrary in this Section 4.21(d), NewCo shall not be required to incur any, and Parent shall not be required to incur any material, costs or Liabilities in connection with the satisfaction of their respective obligations under this Section 4.21(d).

(e) As soon as practicable after the date hereof:

(i) Parent and Investor shall cooperate in good faith to determine which Transferred Records NewCo shall take possession of on or after the Closing that, as of the Closing, are not (A) located at the Transferred North America Real Property or (B) in the possession or control of any Transferred Employee, in each case taking into account the business, legal and operational requirements of NewCo. For the avoidance of doubt, Investor and NewCo shall have the right to take possession of any Transferred Records; provided that Parent and Investor shall cooperate in good faith to minimize any disruption arising from the transfer of such records to NewCo on or after the Closing.

(ii) (A) Parent and Investor shall cooperate in good faith to determine how to effect the transfer of ownership of the FSCs to NewCo upon the Closing Date and (B) Parent shall effect such transfer to NewCo upon (and subject to) the consummation of the Closing in accordance with the term hereof.

(f) Following the expiration or termination of all applicable waiting periods under the HSR Act, the parties agree to discuss in good faith the preservation and enhancement of volume pricing discount arrangements with respect to Shared Contracts with suppliers and other counterparties of both the Parent Business and the North America Business.

(g) Prior to the Closing, upon Investor’s written consent (not to be unreasonably withheld, conditioned or delayed), Parent shall have the right to amend Section 1.01(a) of the Parent Disclosure Letter.

Section 4.22 Resignations. On or prior to the Closing Date, Parent shall cause each director of NewCo and each of the Transferred Subsidiaries, except for those as shall have been requested by Investor at least three Business Days prior to the Closing Date, to tender his or her resignation from such position effective as of the Closing.

Section 4.23 Financing Cooperation. (a) Prior to the Closing, and during the one hundred twenty (120) day period following the Closing, Parent shall, and shall cause its Subsidiaries and its and their Representatives to, provide to Investor ((x) prior to the Closing, at Investor’s expense (which expense will be subject to reimbursement in accordance with Section 4.06) and (y) from and after the Closing, at NewCo’s expense) such cooperation as is reasonably requested by Investor in connection with obtaining credit facilities for working capital purposes for the North American Business (the “Debt Financing”), which cooperation shall include using reasonable best efforts to:

(i) participate, upon reasonable notice and in a manner that does not materially interfere with normal business operations, in meetings, presentations, due diligence sessions, drafting sessions, sessions with rating agencies and prospective lenders with respect to the North America Business;

(ii) provide customary authorization and representation letters to Debt Financing Sources authorizing the distribution of information with respect to the North America Business to prospective lenders on a confidential basis;

(iii) assist Investor in the preparation of customary rating agency presentations, lender presentations, customary bank offering memoranda, syndication memoranda and other marketing materials or memoranda reasonably requested by Investor or Debt Financing Sources, in each case, in connection with the Debt Financing;

(iv) assist Investor in procuring the execution and delivery, effective on or after Closing, any customary credit agreement, notes, guarantees, pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, a customary “borrowing base” certificate, and other certificates or documents and back-up therefor and for legal opinions as may be reasonably requested by Investor or Debt Financing Sources (including consents of accountants for use of their reports in any materials relating to the Debt Financing) and otherwise reasonably facilitating the pledging of collateral, and the granting of security interests;

(v) cooperate with Investor and Investor’s efforts to obtain customary and reasonable corporate and facilities ratings, surveys and title insurance as reasonably requested by Investor with respect to the Debt Financing;

(vi) cooperate with Investor and Investor’s efforts to permit Debt Financing Sources to conduct audit examinations, appraisals and other evaluations of the current assets and other collateral, and to evaluate the cash management and accounting systems, policies and procedures of the North American Business for the purpose of establishing collateral arrangements to the extent customary and reasonable and establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; and

(vii) furnish Investor and the Debt Financing Sources promptly with all documentation and other information which any lender providing or arranging the Debt Financing has reasonably requested and that such lender has determined is required by regulatory authorities in connection with such Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act;

provided, that (A) except as set forth in clause (ii) of this Section 4.23, Parent and its Subsidiaries shall not be required to execute, prior to Closing, any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with any portion of the Debt Financing, unless such documents, agreements, certificates or opinions will only be effective as of the Closing Date, (B) except as expressly provided above, Parent and its Subsidiaries shall not be required to take any corporate actions prior to the Closing to permit the consummation of the Debt Financing, (C) nothing herein shall require such cooperation from Parent and its Subsidiaries to the extent it would unreasonably interfere with its ongoing operations, (D) for the avoidance of doubt, none of Parent’s obligations under this Section 4.23 shall accelerate or otherwise modify in any respect Parent’s obligations under Section 4.10 and (E) Parent and its Subsidiaries shall not have any liability under any certificate, agreement, arrangement, document or instrument relating to any portion of the Debt Financing upon the Closing. From and after the Closing, NewCo shall promptly, upon request by Parent, reimburse Parent for all reasonable, documented, out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Parent or any of its Subsidiaries and their respective Representatives in connection with the Debt Financing (including the cooperation contemplated by this Section 4.20) (whether incurred prior to, on or after Closing), and shall indemnify and hold harmless Parent, its Subsidiaries and their respective Representatives from and against any and all Losses suffered or incurred by any of them in connection with the Debt Financing.

(b) “Financing Sources” means any Persons that provide or enter into agreements in connection with any Debt Financing, together with their Affiliates, officers, directors, employees, agents and representatives involved in any Financing and their successors and assigns.

Section 4.24 Related Agreements. (a) Between the date hereof and the Closing, Investor and Parent shall negotiate in good faith definitive versions of:

(i) a manufacturing and supply agreement between Parent and NewCo on substantially the terms set forth in Section 4.24(a)(i) of the Parent Disclosure Letter and on such other terms not inconsistent therewith as are mutually agreed between Parent and Investor (the “Manufacturing Agreement”);

(ii) a research and development agreement between Parent and NewCo on substantially the terms set forth in Section 4.24(a)(ii) of the Parent Disclosure Letter and on such other terms not inconsistent therewith as are mutually agreed between Parent and Investor (the “R&D Agreement”);

(iii) a joint procurement sourcing agreement (or if such definitive sourcing agreement cannot be completed prior to the Closing Date, a detailed plan that will form the basis of a definitive sourcing agreement to be entered into as promptly as practicable following the Closing Date) between Parent and NewCo pursuant to which the parties shall use commercially reasonable efforts to negotiate with suppliers of Parent to obtain the benefits of the aggregated demand of Parent and NewCo in an effort to ensure that the pricing, payment, delivery, and other terms available to Avon with respect to the North America Business as of the date of Closing are honored with respect to NewCo for a period of twenty-four (24) months following the Closing Date; and

(iv) a reverse transition services agreement, based on the Transition Services Agreement and substantially consistent with the terms thereof, with modifications as are appropriate to reflect the nature of the services and the identity of the party providing the services, and the schedules to which are substantially in the form set forth in Section 4.24(a)(iv) of the Parent Disclosure Letter.

(b) On the Closing Date, Investor, NewCo and/or their applicable Affiliate(s), on the one hand, and Parent and/or its Retained Subsidiaries, on the other hand, shall enter into each of the Related Agreements to which it is a party.

Section 4.25 Specified Actions. Prior to the Closing, Parent shall, and shall cause its Subsidiaries to, take the actions set forth on Section 4.25 of the Parent Disclosure Letter.

Section 4.26 Other Matters. During the period commencing on the date hereof and ending on the Closing Date, Parent and Investor shall take, or omit to take, as applicable, the actions set forth on Section 4.26 of the Parent Disclosure Letter.

Section 4.27 Litigation Cooperation. From and after the Closing, subject to Article VIII:

(a) Each of Parent, on the one hand, and Investor and NewCo, on the other, agrees to promptly notify in writing the other party (specifying the relevant details known to the notifying party) of any Action commenced by or against the notifying party that requires or is reasonably likely to require the cooperation of the other party in accordance with this Section 4.27.

(b) Parent shall have the sole right to commence and control any Parent Claim against any third Person and to defend and control any Action (whether arising prior to, on or after the Closing Date) that is solely in respect of any Excluded Liability (a “Parent Action”) and Investor and NewCo shall have the sole right to commence and control any NewCo Claim against any third Person and to defend and control any Action (whether arising prior to, on or after the Closing Date) that is solely in respect of any North America Liability (a “NewCo Action”). To the extent any Parent Action or NewCo Action shall relate to or involve any assets or employees of the other party or any documents or information in the possession of the other party, at the reasonable request of Parent (in the event of any Parent Action) or NewCo (in the event of any NewCo Action), the other party shall, at the requesting party’s sole cost and expense, (i) provide such cooperation, access and assistance as may be reasonably requested by the requesting party in connection with any such Parent Action or NewCo Action, as applicable, including providing reasonable access during regular business hours to the records and employees of the other party in connection with any such litigation and (ii) comply with any requests by the requesting party to preserve documents or information related to the Action.

(c) In the event that any Action is commenced against Parent or NewCo (the “Defending Party”) that relates to both an Excluded Liability and a North America Liability, the other party (the “Supporting Party”) shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Defending Party, it being understood that the Defending Party shall control such defense; provided that if, upon commencement of any such Action, the Defending Party does not within a reasonable time assume the defense of such Action, the Supporting Party shall have the right to assume the defense thereof at its own cost and expense; provided, further, that no party shall settle any such Action in a manner that adversely affects the rights of the other party without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). In the event of any such Action, each party (whether or not such party shall have elected to participate in the defense thereof) shall, at the requesting party’s sole cost and expense, (x) provide the requesting party with such cooperation, access and assistance as may be reasonably requested in connection with such Action, including providing reasonable access during regular business hours to the records and employees of the first party in connection with any such litigation and (y) comply with any requests by the requesting party to preserve documents or information related to the Action.

Section 4.28 IRS Form W-9. Prior to the Closing, the Investor shall deliver to NewCo a duly executed, valid, accurate and properly completed IRS Form W-9 certifying that the Investor is a U.S. person and that the Investor is not subject to backup withholding.

Section 4.29 IP Assignments to NewCo. Effective upon the Closing, Parent shall, and shall cause its Subsidiaries to, assign the Transferred North America Business Intellectual Property, free and clear of all Liens (other than Permitted Liens), to NewCo through the execution of intellectual property assignment agreements in a form reasonably acceptable to Investor, and such assignment will be done on a cost free basis as between the members of the Parent and its Subsidiaries and NewCo.

Section 4.30 Other IP Assignments. Prior to the Closing, Parent shall cause to each of its Subsidiaries to assign title to all North America Business Intellectual Property owned by each such Subsidiary to Avon Products International, Inc. or one of its Subsidiaries that is a party to the Licensing Agreement through the execution of the intellectual property assignment agreements in a form reasonably acceptable to Investor.

Section 4.31 Valuation of Avon Canada. Within thirty (30) days of the date of this Agreement, Parent shall provide Investor with a proposed valuation of the AC Equity Interests, along with reasonable supporting documentation (the “Valuation”), for purposes of determining the amount to be paid by NewCo to Lux Holdco in exchange for such AC Equity

Interests in connection with the Restructuring Transactions. Investor shall have the right to review the Valuation and, to the extent Investor disagrees with the Valuation, Investor shall notify Parent in writing of its objections within twenty (20) days of its receipt of the Valuation. The parties shall cooperate in good faith over the subsequent twenty (20) days to resolve their differences and, if the parties are unable to resolve their differences within that time period, any disagreement shall be resolved by the Independent Accountant, acting as an expert and not an arbitrator, within twenty (20) days after its engagement. The fees and expenses of the Independent Accountant pursuant to this Section 4.31 shall be borne fifty percent (50%) by Parent, on the one hand, and fifty percent (50%) by Investor, on the other hand.

Section 4.32 Microbeads. With respect to microbeads (as defined under Law currently applicable to the North American Products), Parent will use commercially reasonable efforts, for a reasonable period of time after the Closing, to provide reasonable assistance to NewCo relating to (i) research and development regarding product reformulations and alternative ingredients, (ii) development of mitigation strategies relating to product bans and phase outs and (iii), attempting to influence standards and public policy.

ARTICLE V

Employee Matters

Section 5.01 General. (a) Employment Transfers. Except in the case of a Covered Employee whose employment shall automatically transfer in accordance with applicable Laws to NewCo and its Subsidiaries as a result of the transfer of the Transferred Subsidiaries to NewCo on or prior to the Closing Date, or as otherwise provided under Section 5.01(b) with respect to Inactive Employees, Parent shall, prior to the Closing, cause the employment of each Covered Employee who is then actively employed in the North America Business (each such Covered Employee, an “Active Employee”), to be transferred to NewCo and its Subsidiaries, with such transfer to be effective as of the applicable Transfer Time. For purposes of this Agreement, any Covered Employee (other than an Inactive Employee) who is not actively at work on the Closing Date due to a leave of absence (including due to vacation, holiday, sick leave, family leave, workers’ compensation, maternity or paternity leave, military leave, jury duty, bereavement leave or injury) in compliance with the applicable policies of Parent and its Subsidiaries shall, in each case, be considered an Active Employee. Each Covered Employee whose employment continues with NewCo and its Subsidiaries from and after the applicable Transfer Time shall be referred to herein as a “Transferred Employee”.

(b) Continuation of Employment; Credited Service. (i) In the case of each Active Employee, whose employment transfers to NewCo or any of its Subsidiaries prior to the Closing and who becomes a Transferred Employee, effective as of the Closing Date through the Continuation Period and subject to Section 5.05, NewCo shall, or shall cause its Subsidiaries to, continue such Active Employee’s employment, in each case on terms and conditions that meet the requirements set forth in this Article V and with job responsibilities that are similar to such Active Employee’s job responsibilities immediately prior to the Closing Date, subject to any job responsibility modifications reasonably necessary to take into account any changes due to the effects of the Transactions, which modifications shall include, for the avoidance of doubt, promotions and career development changes to new employment roles.

(ii) With respect to any Inactive Employee, effective as of the date on which such Inactive Employee presents himself or herself to NewCo and its Subsidiaries for active employment following the Closing Date, NewCo shall, or shall cause one of its Subsidiaries to, make an offer of employment to such Inactive Employee (A) in compliance with the covenants set forth in this Article V and (B) with job responsibilities that are similar to such Inactive Employee’s job responsibilities with the North America Business immediately prior to the date such Inactive Employee ceased to be an Active Employee; provided, however, that to the extent any Inactive Employee presents himself or herself to NewCo or any of its Subsidiaries after the Closing Date and such individual’s job has been eliminated, NewCo shall not, to the extent permitted under applicable Law, be required to offer employment to such Inactive Employee but shall reimburse Parent for any Severance Compensation costs directly incurred as a result of terminating such employee under Section 5.01(b)(iv).

(iii) In the event that any employee of Parent and its Subsidiaries (A) is not a Covered Employee and is mistakenly transferred to NewCo and its Subsidiaries effective as of the applicable Transfer Time, (x) the employment of such employee shall be transferred back to Parent and the Retained Subsidiaries, as applicable, as soon as practicable following the applicable Transfer Time, (y) all costs and expenses and all other Liabilities associated with any such employee becoming a Transferred Employee and the re-transfer of such employee shall be borne by Parent and the Retained Subsidiaries and (z) such employee shall not be considered a Transferred Employee for any purpose hereunder or (B) is a Covered Employee and mistakenly is not transferred to NewCo and its Subsidiaries at Closing, (x) such employee shall remain employed by Parent and its Subsidiaries but shall, to the greatest extent permissible by applicable Law, provide services to NewCo and its Subsidiaries, (y) such employee shall receive an offer of employment from NewCo and its Subsidiaries as soon as practicable following the Closing Date and (z) NewCo and its Subsidiaries shall reimburse Parent and its Subsidiaries, as applicable, for the costs of compensation and benefits incurred in the ordinary course and all other Liabilities incurred with respect to such employee following the Closing Date through the earlier of the date of transfer to NewCo and its Subsidiaries or six months following the Closing Date.

(iv) Parent, Investor and their respective Subsidiaries intend that the consummation of the Transactions shall not constitute or give rise to a severance of employment of any Transferred Employee prior to or upon such consummation of the Transactions and that the Transferred Employees will have continuous and uninterrupted employment immediately before and immediately after the Closing Date and NewCo shall comply with the requirements under applicable Laws to ensure the same. Parent and its Subsidiaries shall assume or retain all Liabilities in respect of claims made by any Covered Employees for statutory, contractual or common law severance or other separation benefits (including claims for wrongful dismissal, notice of termination of employment or pay in lieu of notice) (“Severance Compensation”) arising out of, relating to or in respect of the consummation of the Transactions including, without limitation, as a result of a Covered Employee’s refusal to accept a transfer of employment to NewCo and its Subsidiaries in connection with the Transactions. NewCo shall assume all Liabilities in respect of claims made by any Covered Employees for any Severance Compensation arising out of, relating to or in respect of (A) any action or any inaction by NewCo and its Subsidiaries (including, without limitation, any failure of Investor to cooperate with Parent in obtaining work authorization for any Covered Employee under applicable Laws) that gives rise to a termination of employment by a Covered Employee on or after the applicable

Transfer Time, (B) any Covered Employee’s termination of employment by Parent or one of its Subsidiaries at the Investor’s request prior to the Transfer Time or (C) claims made by any Covered Employees for any Severance Compensation arising out of, relating to or in respect of any failure of NewCo and its Subsidiaries to meet the requirements of this Article V, including, any failure to offer employment to any Covered Employee pursuant to Section 5.01(b)(ii) and Section 5.01(b)(iii); provided that, for the avoidance of doubt, (I) NewCo and its Subsidiaries shall be responsible for all claims for Severance Compensation made by any Covered Employee who is employed immediately prior to the applicable Transfer Time at the Pasadena Facility, to the extent arising as a result of such Covered Employee’s termination of employment by NewCo and its Subsidiaries on or after applicable Transfer Time and (II) Parent and its Subsidiaries shall be responsible for all claims for Severance Compensation associated with any employees of Parent and its Subsidiaries who are set forth on Section 5.01(b)(iv) of the Parent Disclosure Letter and who provide services to NewCo and its Subsidiaries after the Closing pursuant to a Related Agreement, in each case under this clause (II), to the extent such employee’s employment is terminated at the end of the applicable Service Period (as such term is defined in the Transition Services Agreement) or similar period of service (as contemplated under the applicable Related Agreement other than the Transition Services Agreement); provided, further, that NewCo or one of its Subsidiaries may offer employment to any such employee of and its Subsidiaries covered under this clause (II) upon mutual agreement with Parent and its Subsidiaries at the end of the applicable Service Period (as such term is defined in the Transition Services Agreement) or similar period of service (as contemplated under the applicable Related Agreement other than the Transition Services Agreement).

(v) From and after the applicable Transfer Time, subject to Section 5.05, NewCo shall, and shall cause its Subsidiaries to, give each Transferred Employee full credit for such Transferred Employee’s service with Parent and its Subsidiaries (and with any predecessor employer) (such service, “Pre-Closing Service”) (A) for all purposes under an Assumed Benefit Plan (including for purposes of eligibility to participate, level of benefits provided under the applicable Assumed Benefit Plan, early retirement eligibility and early retirement subsidies and vesting) and (B) for purposes of eligibility to participate, vesting (other than with respect to any equity based compensation plan) and determining level of benefits (in the case of paid time off, vacation and severance only) under any Employee Benefit Plan and employment-related entitlements provided, sponsored, maintained or contributed to by NewCo or its Subsidiaries, in each case, to the same extent such Pre-Closing Service was recognized by Parent and its Subsidiaries immediately prior to the applicable Transfer Time, except to the extent such credit would result in duplication of benefits for the same period of service.

(c) Continuation of Benefits. Without limiting the generality of Section 5.01(b) and except as specifically provided otherwise in this Article V, NewCo shall, or shall cause its Subsidiaries to, provide for the duration of the applicable Continuation Period (as defined below) each Transferred Employee with (i) base salary or wages at a rate not less than that provided to such Transferred Employee immediately prior to the applicable Transfer Time, (ii) short-term cash incentive compensation opportunities (for the avoidance of doubt, including “target pay” and any related “upside” opportunities) that are no less favorable than the value of such Transferred Employee’s short-term cash incentive compensation opportunities immediately prior to the applicable Transfer Time, (iii) long-term incentive compensation opportunities (including cash and/or equity based compensation or a combination thereof as determined by

Investor) that are comparable in value in the aggregate to the value of such Transferred Employee’s long-term incentive compensation opportunities (the value of which is determined as of the date hereof and excluding any requirement to provide any specific equity-based compensation but including any value attributable to long-term cash awards or equity-based compensation) immediately prior to the date hereof; provided, however, that the aggregate pool of all long-term incentive opportunities allocated to all applicable Transferred Employees under this subsection (iii) shall be no less favorable in the aggregate than the value of all such Transferred Employees long-term incentive compensation opportunities valued as of the date hereof, (iv) medical, dental, vision, flexible spending accounts, short-term disability, long-term disability and basic life insurance benefits that are substantially the same as those benefits provided to such Transferred Employee under the corresponding Parent Benefit Plans immediately prior to the Closing Date, (v) benefits under the NewCo Pension Plan and New Benefit Restoration Plan that are substantially the same as the benefits provided to such Transferred Employee under such plans immediately prior to the Closing Date, (vi) employer contributions under a replacement NewCo 401(k) plan that are substantially similar in the aggregate to the employer contributions provided to such Transferred Employee under the Parent 401(k) Plan immediately prior to the Closing Date, and (vii) other material employee benefits (but excluding any equity-based compensation, benefits under the Parent Deferred Compensation Plan or long-term incentive compensation) that are substantially comparable in the aggregate to those provided to such Transferred Employee immediately prior to the applicable Transfer Time and (viii) any other terms and conditions of employment as required under applicable Law; provided, however, that for purposes of satisfying Section 5.01(b)(vi) and (vii) above, any increase in a Transferred Employee’s base salary or wages (other than the 3% compensation increase projected for 2016), or payment to a Transferred Employee of a cash bonus subject only to service-based vesting, may be applied to satisfy such requirements, including, without limitation any such increases meant to offset the loss of any employer contributions under the Parent 401(k) Plan (as defined below). “Continuation Period” means the period commencing on the Closing Date and ending (x) for purposes of the foregoing clauses (i) and (ii), the first anniversary of the Closing Date and (y) for all other purposes under this Agreement, on December 31, 2016.

(d) Severance. Notwithstanding anything in this Agreement to the contrary, NewCo shall provide, and shall cause its Subsidiaries to provide, to each Transferred Employee whose employment is involuntarily terminated at any time immediately following the applicable Transfer Time and prior to the expiration of the Continuation Period, cash severance compensation and up to three (3) months subsidized COBRA benefits at the Transferred Employee’s then-active employee contribution rate as of the date of termination (taking into account for such purpose such Transferred Employee’s service and compensation with Parent and its Subsidiaries prior to the applicable Transfer Time and any additional service or compensation with NewCo and its Subsidiaries from and after the applicable Transfer Time) that are no less favorable than the cash severance compensation and subsidized COBRA benefits that would be provided to such Transferred Employee under (i) the applicable Parent Benefit Plan set forth on Section 5.01(d) of Parent Disclosure Letter as in effect immediately prior to the applicable Transfer Time or (ii) otherwise under applicable Law.

(e) Bonuses. (i) In the case of each bonus plan set forth on Section 5.01(e)(i) of the Parent Disclosure Letter (each such plan, a “Specified Incentive Plan”), (A) Parent shall remain solely responsible for the payment of bonus amounts with respect to Transferred Employees pursuant to the applicable Specified Incentive Plan with respect to any performance period ending in 2015 (the “2015 Specified Incentive Plans”), in each case in accordance with the terms and performance metrics of the applicable Specified Incentive Plan as in effect immediately prior to Closing or applicable Laws and (B) NewCo and its Subsidiaries shall be responsible for the payment of bonus amounts with respect to Transferred Employees pursuant to the applicable Specified Incentive Plan with respect to any performance period beginning from and after January 1, 2016 (the “2016 Specified Incentive Plans”); provided, however, that, with respect to the 2016 Specified Incentive Plans, NewCo shall adjust the performance metrics that apply from and after the Closing Date as determined by NewCo in its sole and reasonable discretion (and otherwise in a manner consistent with this Article V). Parent shall pay bonuses to Transferred Employees who participate in the 2015 Specified Incentive Plans in accordance with the terms of the applicable Specified Incentive Plan (treating, for this purpose, service with NewCo and its Subsidiaries from and after the Closing Date as continued service for purposes of such 2015 Specified Incentive Plans), and at the same time that such bonuses are paid to active employees of Parent and its Subsidiaries under such plans. Within 30 days following the Closing Date, Parent shall make a cash payment to NewCo in an amount equal to the amount Parent shall have accrued in respect of the Transferred Employees under the 2016 Specified Incentive Plans through the Closing Date; provided that, for the avoidance of doubt, NewCo and Investor hereby agree and acknowledge that the aggregate amount of bonuses paid to Transferred Employees pursuant to the 2016 Specified Incentive Plans shall not be less than the aggregate amount of such accruals.

(ii) Notwithstanding any provision of the foregoing Section 5.01(e)(i) to the contrary, each bonus plan set forth on Section 5.01(e)(ii) of the Parent Disclosure Letter (each such plan, a “Transferred Sales/Commission Plan”) shall be an Assumed Benefit Plan and NewCo and its Subsidiaries shall be responsible for the payment of bonus and commission amounts with respect to the Transferred Employees pursuant to the applicable Transferred Sales/Commission Plan with respect to the performance period in which the Closing Date occurs and regardless of whether such bonus or commission amounts relate to periods before or after the Closing.

(f) Assumption of Assumed Benefit Plans; Allocation of Liabilities. (i) From and after the Closing Date, (A) NewCo shall or shall cause one of its Subsidiaries to, assume and honor the Assumed Benefit Plans identified in Section 3.01(n)(i) of the Parent Disclosure Letter or otherwise expressly assumed under this Article V, in each case as in effect as of the Closing Date and all obligations, liabilities and commitments thereunder, regardless of whether such obligations, liabilities or commitments arise prior to, on or after the Closing Date and (B) except as expressly provided in this Article V, Parent shall retain all obligations, liabilities and commitments with respect to Parent Benefit Plans (including any change-in-control, stay or retention bonus, deferred compensation or transaction bonus plans, programs or arrangements for any Covered Employees or Former North America Employees) and all other employee compensation and benefit plans, policies, agreements and arrangements of Parent and its Subsidiaries, in each case (x) that are not Assumed Benefit Plans or (y) for which NewCo and its Subsidiaries have not expressly assumed any responsibility pursuant to this Article V. Except as otherwise expressly provided in this Article V, each Covered Employee shall, effective as of the applicable Transfer Time, cease to accrue any additional benefits in any Parent Benefit Plan that is not an Assumed Benefit Plan.

(ii) Except as otherwise specifically provided in Section 5.01(b)(ii), Section 5.01(b)(iii), Section 5.01(b)(iv), Section 5.01(d), Section 5.01(e), Section 5.01(g)(ii), Section 5.01(g)(iii), Section 5.01(h), Section 5.01(j), Section 5.01(k), Section 5.02 and Section 5.03, (A) Parent and its Retained Subsidiaries shall assume or retain, effective as of the Closing, all employment-related Liabilities relating to (x) the employment or termination of employment of Former Employees and (y) the employment of Covered Employees (or any dependent or beneficiary of any such Former Employee or Covered Employee), in each case incurred or arising prior to or on the Closing and (B) NewCo and its Subsidiaries shall not retain any such Liabilities. NewCo and its Subsidiaries shall assume or retain effective as of the Closing, all employment and employment-related Liabilities relating to the employment or termination employment of Transferred Employees (or any dependent or beneficiary of any such Transferred Employee), incurred or arising after the Closing and Parent and the Retained Subsidiaries shall not retain any such Liabilities.

(g) Certain Welfare Benefit Plan Matters. (i) Except as otherwise specifically provided in this Article V and without limiting the generality of Section 5.01(f), a Transferred Employee shall cease participation in the employee welfare benefit plans of Parent and its Subsidiaries that are not Assumed Benefit Plans effective as of the applicable Transfer Time. Without limiting the generality of Section 5.01(b), no later than the Closing Date, NewCo shall, or shall cause its Subsidiaries to, have in effect welfare benefit plans that provide at least life insurance, health care, dental care, vision care, accidental death and dismemberment insurance and disability benefits (the “NewCo Welfare Plans”) for Transferred Employees (and their eligible dependents). NewCo shall use commercially reasonable effort to cause (or cause NewCo’s third party insurance providers to) (A) waive or deem satisfied all limitations as to preexisting conditions, exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to the Transferred Employees (and their eligible dependents) under the NewCo Welfare Plans to the extent waived or satisfied under the applicable corresponding Parent Benefit Plans immediately prior to the applicable Transfer Time and (B) provide each Transferred Employee and his or her eligible dependents with credit under NewCo Welfare Plans for any co-payments and deductibles paid under corresponding Parent Benefit Plans prior to the applicable Transfer Time in the calendar year in which the applicable Transfer Time occurs for purposes of satisfying any applicable deductible or out-of-pocket requirements under any NewCo Welfare Plans in which the Transferred Employee participates. Notwithstanding anything in this Agreement to the contrary, the parties hereby agree that any Covered Employee who (i) as of the Closing Date is receiving or entitled to receive short-term disability benefits under the applicable short-term disability plan of Parent and its Subsidiaries (“Parent STD Plan”) and who subsequently becomes eligible to receive long-term disability benefits under the applicable long-term disability plan of Parent and its Subsidiaries (“Parent LTD Plan”) or (ii) as of the Closing Date is receiving or entitled to receive long-term disability benefits under the Parent LTD Plan, shall become eligible or continue to be eligible, as applicable, to receive long-term disability benefits under the Parent LTD Plan unless and until such employee is no longer disabled.

(ii) Except as otherwise required under applicable Law and notwithstanding any other provision of this Agreement to the contrary, Parent shall be responsible for all reimbursement claims (such as medical and dental claims) for expenses incurred, and for all non-reimbursement claims (such as life insurance claims) incurred, in each case by a Transferred Employee (or, if applicable, such Transferred Employee’s eligible dependents) under such plans prior to such Transferred Employee’s Transfer Time, except that NewCo and its Subsidiaries shall be responsible for such claims to the extent (A) such claims are insured under an insurance policy in respect of which NewCo or one of its Subsidiaries becomes the beneficiary and for which the premium has been paid by Parent and its Subsidiaries up to the amount of received by NewCo or any of its Subsidiaries under such insurance policy or (B) such claims relate to an Assumed Benefit Plan (without regard to the limitation imposed under clause (A)). Except as otherwise required under applicable Law, NewCo and its Subsidiaries shall be responsible in accordance with the applicable NewCo Welfare Plans for all reimbursement claims (such as medical and dental claims) for expenses incurred, and for all non-reimbursement claims (such as life insurance claims) incurred by a Transferred Employee (or, if applicable, such Transferred Employee’s eligible dependents), from and after such Transferred Employee’s Transfer Time. Except as otherwise provided under applicable Law, for purposes of this Section 5.01(g)(ii), a claim shall be deemed to be incurred as follows: (x) life, disability, accidental death and dismemberment and business travel accident insurance benefits, upon the death, accident or illness giving rise to such benefits and (y) health, dental, vision and prescription drug benefits (including in respect of any hospital confinement), upon provision of the related services, materials or supplies.

(iii) Except as otherwise required under applicable Law with respect to a Transferred Subsidiary, (A) Parent and the Retained Subsidiaries shall be responsible for all claims for workers’ compensation benefits that are incurred prior to the applicable Transfer Time by Transferred Employees that are payable under the terms and conditions of Parent’s workers’ compensation programs and (B) NewCo and its Subsidiaries shall be responsible for all claims for workers’ compensation benefits that are incurred from and after the applicable Transfer Time by Transferred Employees. A claim for workers’ compensation benefits shall be deemed to be incurred when the event giving rise to the claim occurs (a “Workers’ Compensation Event”). If a Workers’ Compensation Event occurs over a period both preceding and following the applicable Transfer Time, the claim shall be the joint responsibility and liability of Parent and NewCo and shall be equitably apportioned between Parent and NewCo based upon the relative periods of time that the Workers’ Compensation Event transpired preceding and following the applicable Transfer Time. From and after the Closing, NewCo and its Subsidiaries shall be liable for workers’ compensation claims payable with respect to Covered Employees of Avon Canada who are employed by Transferred Subsidiary, whether incurred before, on or after the Closing.

(h) Vacation. For purposes of determining the number of vacation days to which each Transferred Employee shall be entitled during the calendar year in which the applicable Transfer Time occurs, NewCo shall or shall cause its Subsidiaries to, honor all vacation days earned but not yet taken by such Transferred Employee as of the applicable Transfer Time (as reasonably determined by Parent in good faith). Without limiting the generality of the foregoing provision or of anything else in this Section 5.01, following the applicable Transfer Time and during the Continuation Period, NewCo and its Subsidiaries shall maintain for the benefit of each Transferred Employee a vacation policy or program that is no less favorable to such Transferred Employee than the vacation policy or program of Parent or its Subsidiaries that was applicable to such Transferred Employee immediately prior to the applicable Transfer Time (taking into account for such purpose such Transferred Employee’s service with Parent and its Subsidiaries prior to the applicable Transfer Time and any additional service with NewCo and its Subsidiaries from and after the applicable Transfer Time).

(i) Parent Equity Awards. (i) Parent and the Retained Subsidiaries shall retain Liability for each Existing Parent Equity Award held by each Transferred Employee. Each such Existing Parent Equity Award shall be settled in accordance with the terms and conditions of such Existing Parent Equity Award. For so long as any Existing Parent Equity Award is outstanding and held by a Transferred Employee, NewCo shall notify Parent in writing (including, for the avoidance of doubt, by e-mail) of any such Transferred Employee who incurs a “separation from service” within ten Business Days following such separation.

(j) Expatriation and Other Similar Agreements. NewCo and its Subsidiaries shall assume sponsorship of all expatriation, repatriation, visa and other similar agreements for the Transferred Employees. NewCo shall, or shall cause its Subsidiaries to, assume all Liabilities and honor all obligations with respect to the “relocation benefits” and “localization” benefits set forth on Section 5.01(j) of the Parent Disclosure Letter, in each case in accordance with the terms of the applicable relocation policy of Parent and its Subsidiaries, as in effect immediately prior to the applicable Transfer Time.

(k) Specified Service Providers. Prior to the Closing, Parent and Investor shall corporate in good faith to enter into a service arrangement pursuant to which the employee of Parent identified on Section 5.01(k) of the Parent Disclosure Letter shall (A) provide services to NewCo and its Subsidiaries after the Closing and (B) receive from NewCo and its Subsidiaries relocation benefits in accordance with the relocation policies of Parent and its Subsidiaries.

Section 5.02 Special U.S. Provisions. Notwithstanding the provisions of Section 5.01, references to “Covered Employees” and “Transferred Employees” in this Section 5.02 shall refer to Covered Employees or Transferred Employees, as the case may be, who, immediately prior to the Closing Date, are primarily based in the United States or the Commonwealth of Puerto Rico.

(a) 401(k) Plan. (i) As soon as administratively practicable following the Closing Date, NewCo shall, and shall cause its Subsidiaries to, have in effect a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “NewCo 401(k) Plan”) providing benefits as of the Closing Date to the Transferred Employees participating in any tax-qualified defined contribution plans sponsored by Parent and its Subsidiaries immediately prior to the Closing Date.

(ii) As soon as administratively practicable following the Closing Date, NewCo shall permit Transferred Employees who have an account balance under any Parent Benefit Plan that is a tax-qualified defined contribution retirement plan (the “Parent 401(k) Plan”) to rollover (whether by direct or indirect rollover, as selected by such Transferred Employees) his or her “eligible rollover distribution” (as defined under Section 402(c)(4) of the Code) in the form of cash, a promissory note (in the case of loans) or any combination thereof from the Parent 401(k) Plan to the NewCo 401(k) Plan. In the case of any Transferred Employee with an outstanding loan balance under the Parent 401(k) Plan, Parent shall take (or cause to be taken) any and all necessary action, to the extent allowable by Law, to permit the Transferred Employee to rollover such outstanding loan balance to the NewCo 401(k) Plan through a direct rollover on or as soon as administratively possible after the applicable Transfer Time. As of the Closing, Parent shall (A) make all contributions required under the Parent 401(k) Plan for the Transferred Employees who are participants in the Parent 401(k) Plan (“401(k) Plan Participants”) for all periods of time up to the Closing Date, (B) waive any last-day or hours requirements for purposes of eligibility to receive employer matching or other employer contributions under the Parent 401(k) Plan allocable to the calendar quarter in which the Closing Date occurs which, for the avoidance of doubt shall be pro-rated for the period prior to the Closing, and (C) vest each 401(k) Plan Participant in his or her account balance under the Parent 401(k) Plan.

(iii) Parent shall have no responsibility for any failure of NewCo or its Subsidiaries to properly maintain or administer the NewCo 401(k) Plan in accordance with its terms and applicable Law.

(b) U.S. Qualified Pension Plan. (i) As soon as practicable after the date hereof and in any event prior to the Pension Spin-Off Date (as defined below), Parent shall cause NewCo to adopt and assume sponsorship of a new qualified defined benefit pension plan (the “NewCo Pension Plan”) for the benefit of Transferred Employees, Transferred Inactive Employees, and Former Employees who participate in or have an accrued benefit under Parent’s Personal Retirement Account Plan (“PRA Plan” and, such individuals, the “U.S. Pension Participants”). The NewCo Pension Plan shall have substantially the same terms and conditions as the PRA Plan except that, to the extent consistent with applicable Laws, the NewCo Pension Plan shall provide that, with respect to assets transferred from the PRA Plan to the NewCo Pension Plan in respect of the U.S. Pension Participants, such assets shall be held by a new trust that is (A) intended to be tax exempt under Section 501(a) of the Code and (B) part of the NewCo Pension Plan for the exclusive benefit of the participants in such plan (the “NewCo Plan Trust”). The terms of the NewCo Pension Plan shall in no event be more beneficial or provide greater rights or benefits to U.S. Pension Participants than the PRA Plan and, prior to adoption by NewCo, the NewCo Pension Plan shall be subject to review and approval by Investor (which approval shall not be unreasonably withheld).

(ii) As of a date, determined by Parent, that is not later than the day prior to the Closing Date (such date, the “Pension Spin-Off Date”), (A) each U.S. Pension Participant shall cease to participate or accrue any additional benefits under the PRA Plan and shall become a participant in the NewCo Pension Plan and (B) the NewCo Pension Plan shall assume and be responsible for the Accrued Benefits (as defined below) under the PRA Plan in respect of the U.S. Pension Participants. Effective as of the Initial Pension Transfer Date (as defined below), (x) NewCo shall cause the NewCo Pension Plan to make any required benefit payments under the NewCo Pension Plan in respect of benefits accrued as of the Pension Spin-Off Date and (y) Parent, the Retained Subsidiaries and the PRA Plan shall have no further Liabilities (under this Agreement, the PRA Plan or otherwise) to provide the U.S. Pension Participants with benefits accrued prior to the Pension Spin-Off Date under the PRA Plan. During the period commencing on the date hereof and ending on the Initial Pension Transfer Date, benefit payments required under the PRA Plan or NewCo Pension Plan in respect of benefits accrued prior to the Pension Spin-Off Date by U.S. Pension Participants shall be paid by the PRA Plan. The term “Accrued Benefits” shall mean the accrued benefit under the PRA Plan in respect of U.S. Pension Participants as of the Pension Spin-Off Date.

(iii) No later than 10 Business Days after the Pension Spin-Off Date, there shall be transferred from the trust funding the PRA Plan (the “PRA Plan Trust”) to the NewCo Plan Trust assets in an amount equal to the Initial Transfer Amount (as defined below) (the date of such transfer, the “Initial Pension Transfer Date”). The “Initial Transfer Amount”, which shall be determined by an enrolled actuary selected by Parent (the “Parent Actuary”) and subject to review and approval by the Investor Actuary (which approval shall not be unreasonably withheld), means the product of (A) a reasonable estimate of the minimum amount that may be transferred from the PRA Plan Trust to the NewCo Plan Trust in respect of the Accrued Benefits, determined in compliance with Section 414(1) of the Code and Section 4044 of ERISA (and the regulations thereunder) and using the actuarial assumptions and methods set forth in Section 5.02(b) of the Parent Disclosure Letter (the “Section 4044 Amount”) and (B) 0.90.

(iv) Within sixty (60) Business Days after the Pension Spin-Off Date, Parent will provide to Investor and an enrolled actuary selected by Investor (the “Investor Actuary”) (A) an updated calculation of the Section 4044 Amount (the “Final Transfer Amount”) and the Accrued Benefits and (B) all information reasonably necessary for Investor and the Investor Actuary to review the calculation of the Final Transfer Amount and the Accrued Benefits and to verify that such calculations have been performed in a manner consistent with the terms of this Agreement. Within thirty (30) Business Days following receipt by Investor Actuary of the calculation of the Final Transfer Amount and the Accrued Benefits, Investor shall notify Parent in writing if there is a good faith dispute between Parent Actuary and Investor Actuary as to the calculation of the Final Transfer Amount or the Accrued Benefits. If Investor does not notify Parent of any such good faith dispute within such thirty (30) Business Day period, the determination of Parent Actuary shall become conclusive, final and binding. If any such dispute remains unresolved for thirty (30) Business Days following Parent’s receipt of such written notification from Investor (or within such longer period as Parent and Investor shall mutually agree), the chief financial officers of Parent and Investor shall endeavor to resolve the dispute during the 30 Business Day period that follows such thirty (30) Business Day (or longer) period. If such dispute remains unresolved at the end of such thirty (30) Business Day period, Parent and Investor shall select and appoint a nationally recognized actuary as shall be agreed upon by the parties hereto in writing. The reasoned written decision of such actuary shall be rendered within thirty (30) Business Days of such appointment and the actuary’s receipt of all reasonable documentation necessary to conduct their review and shall be conclusive as to any dispute for which such actuary was appointed. The cost of such actuary shall be divided equally between Parent and Investor. Each of Parent and Investor shall be responsible for the cost of its own actuary.

(v) Within 10 Business Days of the final determination of the Final Transfer Amount and the Accrued Benefits, Parent shall cause an additional transfer of assets from the PRA Plan Trust to the NewCo Plan Trust (or from the NewCo Plan Trust to the PRA Plan Trust, as applicable) in an amount equal to the positive or negative difference between (x) the Initial Transfer Amount and (y) the Final Transfer Amount (such amount, the “Pension True Up

Amount”), as appropriately adjusted to reflect: (A) any distributions and contributions made under the PRA Plan in respect of the Accrued Benefits of the U.S. Pension Participants between the Pension Spin-Off Date and the date of the transfer contemplated by this Section 5.02(b)(v) and (B) interest accruing from the Pension Spin-Off Date until the date of transfer of the Pension True Up Amount equal to the discount rate disclosed for the PRA Plan for financial statement disclosure purposes for the fiscal year of Parent ended December 31, 2015.

(vi) With respect to each Inactive Employee who as of the Closing Date is entitled to earn any accrued benefit under the terms of the PRA Plan (including as a result of accruing additional service credit under the PRA Plan) due to being eligible to receive benefits under the Parent STD and Parent LTD (collectively, the “Disability Plans” and each such Inactive Employee, a “Deferred Inactive Employee”), such Deferred Inactive Employee shall remain a participant under the PRA in accordance with its terms until the earlier of, (i) the date such Deferred Inactive Employee presents himself or herself to NewCo or any of its Subsidiaries for employment or is terminated from employment with Avon , in each case, pursuant to Section 5.01(b)(ii), or (ii) the date such employee ceases to accrue or earn any accrued benefit under the terms of the PRA Plan (including ceasing to accrue additional service credit under the PRA Plan) which in no event shall exceed twenty-nine (29) months following the Closing Date (the “Alternative Transfer Date”). As soon as administratively practicable following the applicable Alternative Transfer Date, Parent and Investor shall take all actions reasonably necessary to transfer the accrued benefit of such Deferred Inactive Employee under the PRA Plan and the applicable assets allocable to such accrued benefit under the PRA Plan to the NewCo Pension Plan in a manner that is in all respects is consistent with the methodology of this Section 5.02(b) as applied to the U.S. Pension Participants.

(vii) Parent and Investor shall cooperate in (A) making all filings required under the Code or ERISA, (B) implementing all appropriate communications with U.S. Pension Participants, (C) transferring appropriate records, and (D) taking all such other actions as may be reasonably necessary and appropriate to implement the provisions of this Section 5.02(b) in a timely manner. To the extent Parent fulfills its obligations under this Section 5.02(b), from and after the Closing Date, Parent and the Retained Subsidiaries shall have no further Liability with respect to the NewCo Pension Plan or any of the Accrued Benefits as of the Pension Spin-Off Date (other than the obligation to contribute the Initial Transfer Amount and the Pension True-Up Amount) and any accrued benefits associated with any Deferred Inactive Employee transferred pursuant to Section 5.02(b)(vi); provided, however, that for the avoidance of doubt, nothing in this Section 5.02(b) shall in any way restrict or limit Investor’s or NewCo’s ability to seek indemnification for any breach of any representation or warranty under Section 3.01(n) in accordance with the terms of this Agreement. Further, Investor and NewCo agree that following the Closing Date, NewCo shall not amend the NewCo Pension Plan to (1) reduce the Accrued Benefit as of the Pension Spin-Off Date of any U.S. Pension Participant, or (2) eliminate any optional form of benefit provided under the New Pension Plan, except, in each case, to the extent allowed under applicable Law or the terms of the PRA Plan as in effect as of the date hereof.

(viii) Following the Closing Date, NewCo shall take all actions reasonably necessary, to the extent allowed under applicable Law, to provide that each Transferred Employee who is eligible for benefits under the Old Benefit Plan Formula under the PRA Plan and who, as of the Closing Date, is within two years of attaining a “Normal Retirement Date,”

an “Early Retirement Date” or “Rule of 85 Retirement Date” under the PRA Plan (each, as defined in the PRA Plan), shall be provided with additional Credited Service of up to two (2) years in an amount of time sufficient for purposes of reaching his or her “Normal Retirement Date,” “Early Retirement Date” or “Rule of 85 Retirement Date” in the case of either: (A) an involuntary termination from employment with NewCo or its Subsidiaries (if such termination occurs between the Closing Date and December 31, 2016) or (B) an amendment, modification or other change to the NewCo Pension Plan prior to January 1, 2017 that has the effect of freezing or otherwise inhibiting such Transferred Employee’s ability to attain a “Normal Retirement Date,” an “Early Retirement Date” or “Rule of 85 Retirement Date.”

(c) SERP and SLIP. Parent shall, and shall cause the Retained Subsidiaries to, retain all Liabilities under the Parent’s supplemental executive retirement plan and supplemental life insurance plan set forth on Section 5.02(c) of the Parent Disclosure Letter (the “Retained Parent Non-Qualified Plans”). Each Transferred Employee shall, as of the Closing Date, cease participation in the Retained Parent Non-Qualified Plans. With respect to any Transferred Employee who is a participant in any of the Retained Parent Non-Qualified Plans, NewCo shall notify Parent in writing of any such Transferred Employee who incurs a “separation from service” within five Business Days following such separation.

(d) Assumed Non-Qualified Plans.

(i) Effective as of the Closing Date, all Transferred Employees shall cease participation in the Parent’s Deferred Compensation Plan (the “Parent DC Plan”) and Parent and the Retained Subsidiaries shall retain all obligations and liabilities associated with the Parent DC Plan. Parent shall take all actions reasonably necessary to fully vest each Covered Employee who is a participant in the Parent DC Plan in their account balances in the Parent DC Plan.

(ii) Prior to the Closing Date, Parent shall cause NewCo to adopt and assume sponsorship, subject to review and approval of Investor (which approval shall not be unreasonably withheld), of a new non-qualified plan (the “New Benefit Restoration Pension Plan”) with substantially the same terms and conditions as Parent’s Benefit Restoration Pension Plan (the “Parent BRP Plan”); provided, however, the terms of such New Benefit Restoration Pension Plan shall in no event be more beneficial or provide greater rights or benefits than the Parent BRP Plan. On or prior to the applicable Transfer Time, (A) the New Benefit Restoration Pension Plan shall assume and be responsible for all Liabilities, benefits and obligations that are accrued under the Parent BRP Plan in respect of the Transferred Employees and Former Employees as of the applicable Transfer Time and Parent shall have no further Liabilities or obligations (under this Agreement, the Parent BRP Plan or otherwise) to provide Transferred Employees and Former Employees with benefits accrued prior to the applicable Transfer Time under the Parent BRP Plan.

(e) U.S. Post-Retirement Welfare Benefits. Prior to the Closing Date, Parent shall cause NewCo to adopt and assume sponsorship, subject to review and approval of Investor (which approval shall not be unreasonably withheld), of a new post-retirement welfare benefit plan (the “New U.S. OPEB Plan”) with substantially the same terms and conditions as the plan listed on Section 5.02(e) of the Parent Disclosure Letter (the “Parent U.S. OPEB Plan”); provided, however, the terms of such New U.S. OPEB Plan shall in no event be more beneficial or provide greater rights or benefits than the Parent OPEB Plan. On or prior to the applicable Transfer Time, the New U.S. OPEB Plan shall assume and be responsible for all Liabilities, benefits and obligations that are accrued under the Parent U.S. OPEB Plan in respect of the Transferred Employees and the Former Employees as of the applicable Transfer Time and Parent shall have no further Liabilities or obligations (under this Agreement, the Parent U.S. OPEB Plan or otherwise) to provide Transferred Employees and Former Employees with benefits accrued prior to the applicable Transfer Time under the Parent U.S. OPEB Plan.

(f) U.S. Welfare Benefits Matters. (i) Effective as of the Closing, (A) NewCo and its Subsidiaries shall be responsible for all obligations, liabilities and commitments, if any, of Parent and its Subsidiaries to Transferred Employees and their eligible dependents, in respect of health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985, the Health Insurance Portability and Accountability Act of 1996, Sections 601 et seq. and Sections 701 et seq. of ERISA, Section 4980B and Sections 9801 et seq. of the Code and applicable state or similar applicable Laws (collectively, “COBRA”), due to any “qualifying event” (as such term is defined in Section 4980B(f)(3) of the Code) occurring after the applicable Transfer Time and (B) Parent and its Subsidiaries, and the “selling group” (as defined in Treasury Regulation Section 54.4980B-9, Q&A-2(a)) of which they are a part, shall be responsible for providing continuation coverage to the extent required by COBRA to all Covered Employees and any other individuals who are “M&A qualified beneficiaries”, as defined in Treasury Regulation Section 54.4980B-9, Q&A-4(b), with respect to the transactions contemplated in or by this Agreement, due to any “qualifying event” (as such term is defined in Section 4980B(f)(3) of the Code) occurring on or prior to the applicable Transfer Time.

(ii) Effective as of the Closing Date, NewCo shall, and shall cause its Subsidiaries to, have in effect flexible spending arrangements under a cafeteria plan qualifying under Section 125 of the Code (“NewCo Cafeteria Plan”). As soon as practicable following the applicable Transfer Time, with respect to each Transferred Employee in the United States who has a flexible spending account under the cafeteria plan sponsored by Parent and its Subsidiaries (the “Parent Cafeteria Plan”), Parent and its Subsidiaries shall transfer to NewCo and its Subsidiaries all relevant records relating to such flexible spending accounts and any other information necessary for the administration of the NewCo Cafeteria Plan with respect to such flexible spending accounts. NewCo and its Subsidiaries shall accept, effective as of the applicable Transfer Time, a spin-off of the flexible spending account balances of Transferred Employees under the Parent Cafeteria Plan and shall honor and continue, through the end of the plan year in which the applicable Transfer Time occurs, the elections made by each such Transferred Employee under the Parent Cafeteria Plan for such plan year to the extent allowed under applicable Law. As soon as practicable (but in any event within 30 Business Days following the applicable Transfer Time), Parent shall cause to be transferred in cash to NewCo or one of its Subsidiaries an amount equal to the excess, if any, of (A) the aggregate accumulated contributions to the flexible spending accounts made during the plan year in which the applicable Transfer Time occurs by Transferred Employees over (B) the aggregate reimbursement payouts made to such Transferred Employees prior to the applicable Transfer Time for such plan year from such accounts. If the aggregate reimbursement payouts made to the Transferred Employees prior to the applicable Transfer Time from the flexible spending reimbursement accounts for the plan year in which the applicable Transfer Time occurs exceed the aggregate accumulated contributions to such accounts made by such Transferred Employees prior to the applicable

Transfer Time for such plan year, NewCo and its Subsidiaries shall cause such excess amount to be transferred in cash to Parent and its Subsidiaries as soon as practicable (but in any event within 30 Business Days) following the applicable Transfer Time. Notwithstanding the generality of Section 5.01(f), NewCo and its Subsidiaries shall assume and be solely responsible for all claims under the Parent Cafeteria Plan by all Transferred Employees whose flexible spending accounts are transferred pursuant to this Section 5.02(f)(ii), in each case incurred in the year in which the applicable Transfer Time occurs, whether incurred prior to, at or after the applicable Transfer Time and that have not been paid in full as of the applicable Transfer Time.

(g) WARN. In each case, to the extent Liability arises from the actions of Parent or any of its Subsidiaries before the Closing, Parent and its Subsidiaries shall assume Liability for, and shall fully indemnify and hold harmless NewCo and its Subsidiaries with respect to, any and all Liabilities incurred by NewCo and its Subsidiaries pursuant to the WARN Act, and any similar statute in connection with any Covered Employee. In each case, to the extent Liability arises from the actions of NewCo or its Subsidiaries after the Closing, NewCo shall assume liability for, and shall fully indemnify and hold harmless Parent and the Retained Subsidiaries with respect to, any Liabilities incurred by Parent or its Subsidiaries pursuant to the WARN Act, and any similar statute in connection with any Covered Employee. Prior to the Closing, Parent shall deliver to NewCo a list of all events that constitute an “employment loss” (as defined under the WARN Act) or similar event under applicable Law, in either case, that occurred during the 90-day period prior to the Closing Date.

(h) Employment Tax Reporting Responsibility. NewCo and Parent hereby agree to follow the alternate procedure for United States employment tax withholding as provided in Section 5 of Revenue Procedure 2004-53, I.R.B. 2004-35. Parent shall timely provide to NewCo all information required to be provided by the predecessor under such Revenue Procedure and any other information reasonably required by NewCo in connection with its reporting obligations thereunder and, provided such information is timely provided, Parent shall thereafter have no United States employment tax reporting responsibilities, and NewCo and its Subsidiaries shall have full United States employment tax reporting responsibilities, for Transferred Employees following the close of business on the Closing Date for the tax year in which the Closing Date occurs.

(i) No Separation from Service. The transfer of employment of a Transferred Employee to NewCo pursuant to Section 5.01(a) shall not constitute a “separation from service” for purposes of the applicable payment provisions of the Existing Parent Equity Awards, Retained Parent Non-Qualified Plans, Parent DC Plan and New Benefit Restoration Pension Plan.

Section 5.03 Assumed Foreign Benefit Plans. Effective as of the Closing Date, NewCo shall, or shall cause one of its Subsidiaries to, assume sponsorship of, or NewCo shall cause the relevant Transferred Subsidiary to continue the sponsorship of, as applicable, (a) the Assumed Foreign Benefit Plans set forth in Section 5.03(a) of the Parent Disclosure Letter (each, an “Assumed Foreign Pension Plan”) and (b) the post-retirement welfare benefit plans set forth on Section 5.03(b) of the Parent Disclosure Letter (each, an “Assumed Foreign OPEB Plan”). Parent shall assign or cause to be assigned to NewCo and its Subsidiaries each stand-alone trust or other funding arrangement (and all related assets) that does not automatically transfer to

NewCo and the Transferred Subsidiaries under applicable Laws (including as a result of the acquisition by NewCo of all the outstanding capital stock and other equity interests of a Transferred Subsidiary) with respect to each such Assumed Foreign Pension Plan or Assumed Foreign OPEB Plan, as applicable.

Section 5.04 Administration. Following the date hereof, Parent, NewCo and their respective Affiliates shall reasonably cooperate in all matters to the extent reasonably necessary to effect the transactions contemplated by this Article V, including exchanging information and data relating to workers’ compensation, employee benefits and employee benefit plan coverages (except to the extent prohibited by applicable Law), and in obtaining any Governmental Approvals, in each case to the extent required hereunder.

Section 5.05 No Third-Party Beneficiaries. The provisions of this Article V are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person other than the parties hereto and their respective permitted successors and assigns any legal or equitable or other rights (including to continued employment) or remedies (including with respect to the matters provided for in this Article V) under or by reason of any provision of this Agreement. Nothing in this Article V shall amend, or be deemed to establish or amend (or prevent the amendment or termination of), any Employee Benefit Plan of Parent or any of its Subsidiaries or NewCo or any of its Subsidiaries at any time on or after the Closing Date.

ARTICLE VI

Conditions

Section 6.01 Conditions to Each Party’s Obligations. The respective obligations of each party hereto to effect the Transactions are subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a) Legal Restraints. No Governmental Entity shall have issued any order, decree or ruling, and no Law shall be in effect, enjoining, restraining or otherwise prohibiting any of the Transactions and no Action by any Governmental Entity to prohibit, restrain or enjoin the consummation of the Transactions shall have been filed.

(b) HSR Act. All applicable waiting periods, if any, under the HSR Act shall have expired or been terminated.

(c) Parent Equity Investment Transactions. The Parent Equity Investment Transactions shall have been consummated on the Closing Date.

Section 6.02 Conditions to the Obligations of Parent and NewCo. The obligations of Parent and NewCo to effect the Transactions are subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a) LLC Agreement. Investor shall have executed and delivered the LLC Agreement.

(b) Representations and Warranties. (i) The representations and warranties of Investor set forth in this Agreement shall be true and correct (without giving effect to any limitation or qualification as to “materiality” or “material adverse effect” set forth in such representations and warranties) in all material respects at and as of the date hereof and the Closing Date, with the same force and effect as if made on such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on such earlier date).

(c) Performance of Obligations of Investor. Investor shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(d) Certificate. Investor shall have delivered to Parent and NewCo a certificate, dated as of the Closing Date and signed on behalf of Investor by a duly authorized officer of Investor, certifying the satisfaction of the conditions in Sections 6.02(b) and 6.02(c).

(e)

Section 6.03 Conditions to the Obligations of Investor. The obligations of Investor to effect the Transactions are subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a) Definitive Agreements. Parent shall have executed and delivered the LLC Agreement and each of Parent and NewCo shall have executed and delivered the other Related Agreements to which it is a party.

(b) Representations and Warranties. (i) The representations and warranties of Parent set forth in Section 3.01(a) (Organization, Standing and Corporate Power) (other the first sentence thereof), Section 3.01(b)(ii) and Section 3.01(b)(iii) (Capitalization of NewCo), Section 3.01(d)(i) (other than Section 3.01(d)(i)(x)) and Section 3.01(d)(iii) (No Conflict) Section 3.01(q) (No Broker) and Section 3.01(r) (Private Offering) shall be true and correct (without giving effect to any limitation or qualification as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties) in all material respects at and as of the date hereof and the Closing Date, with the same force and effect as if made on such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall have been true and correct as of such earlier date), (ii) the representations and warranties of Parent set forth in the first sentence of Section 3.01(a) (Organization, Standing and Corporate Power), Section 3.01(b)(i) (Capitalization of NewCo), Section 3.01(c) (Authorization; Enforceability) and Section 3.01(d)(ii) (No Conflict) shall be true and correct in all respects at and as of the date hereof and the Closing Date, with the same force and effect as if made on such date, except to the extent such representations and warranties expressly relate to an earlier date (without giving effect to any limitation or qualification as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties) (in which case such representations and warranties shall have been true and correct as of such earlier date), (iii) the representations and warranties of Parent set forth in Section 3.01(e)(v)(A) (Absence of Certain Changes) shall be true and correct in all respects at and as of the date hereof and the Closing Date, with the same force and effect as if made on such date and (iv) the other representations and warranties of Parent in this Agreement shall be true and correct (without giving effect to any limitation or qualification as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties) at and as of the date hereof and the Closing Date, with the same force and effect as if made on such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall have been true and correct as of such earlier date), except, in the case of this clause (iv), for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(c) Performance of Obligations of Parent and NewCo. Parent and NewCo shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(d) Certificate. Parent and NewCo shall have delivered to Investor a certificate, dated as of the Closing Date and signed on behalf of Parent and NewCo by a duly authorized officer of each of Parent and NewCo, certifying the satisfaction of the conditions in Sections 6.03(b) and 6.03(c).

(e) FIRPTA. ACC Blocker (as defined in Step 2 of Section 1.01(a) of the Parent Disclosure Letter) or, if ACC Blocker is disregarded as an entity separate from its owner for U.S. Federal income Tax purposes, ACC (as defined in Step 2 of Section 1.01(a) of the Parent Disclosure Letter) shall have delivered to NewCo a certificate of non-foreign status meeting the requirements of Treasury Regulations Section 1.1445-2(b)(2).

(f) Restructuring Transactions and North America Transfers. The Restructuring Transactions and the North America Transfers (including the transfer of the estimated Transferred Cash Amount, free and clear of all Liens) shall have been consummated at or prior to the Closing on the terms set forth herein and Parent shall have delivered to Investor duly executed copies of the North America Transfer Documents evidencing such consummation.

Section 6.04 Frustration of Closing Conditions. Neither Parent nor NewCo may rely on the failure of any condition set forth in Section 6.01 or 6.02 to be satisfied if its failure to perform in all material respects any of its obligations under this Agreement, to act in good faith or to use, in accordance with the terms of this Agreement, its required efforts to cause the Closing to occur shall have been a principal cause of, or shall have resulted in, the failure of any such condition. Investor may not rely on the failure of any condition set forth in Section 6.01 or 6.03 to be satisfied if its failure to perform in all material respects any of its obligations under this Agreement, to act in good faith or to use, in accordance with the terms of this Agreement, its required efforts to cause the Closing to occur shall have been a principal cause of, or shall have resulted in, the failure of any such condition.

ARTICLE VII

Termination

Section 7.01 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of Parent and Investor;

(b) by either Parent or Investor, if:

(i) the Closing shall not have occurred on or prior to May 3, 2015 (such date, the “Outside Date”);

(ii) the Parent Investment Agreement shall have been terminated in accordance with its terms; or

(iii) any Governmental Entity issues an order, decree or ruling or has taken any other action permanently enjoining, restraining or otherwise prohibiting any of the Transactions and such order, decree, ruling or other Action shall have become final and nonappealable.

(c) by Investor upon written notice to Parent, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or NewCo in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that any of the conditions set forth in Section 6.01 or Section 6.03 would not be satisfied and such breach or condition is not curable or, if curable, is not cured on or prior to the earlier of (x) the date which is 30 days following the date written notice thereof is given by Investor to Parent and (y) the Outside Date;

(d) by Parent upon written notice to Investor, if there has been a breach of any representation, warranty, covenant or agreement made by Investor in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that any of the conditions set forth in Section 6.01 or Section 6.02 would not be satisfied and such breach or condition is not curable or, if curable, is not cured on or prior to the earlier of (x) the date which is 30 days following the date written notice thereof is given by Parent to Investor and (y) the Outside Date;

provided, however, that the right to terminate this Agreement pursuant to Sections 7.01(b), Section 7.01(c) or 7.01(d) shall not be available to any party whose material breach of any of its representations, warranties, covenants or agreements contained in this Agreement (or, with respect to Section 7.01(b)(ii), the Parent Investment Agreement, it being understood that a breach by PIPE Investor of its representations, warranties, covenants or agreements under the Parent Investment Agreement shall be deemed a breach by Investor for purposes of this proviso and a breach by Parent of its representations, warranties, covenants or agreements under the Parent Investment Agreement shall be deemed a breach by Parent for purposes of this proviso) shall have been the principal cause of, or shall have resulted in, the failure of any such condition.

Section 7.02 Effects of Termination.

(a) In the event of the termination of this Agreement as provided for in Section 7.01, this Agreement shall forthwith become wholly null and void and of no further force and effect without any liability or obligation on the part of Parent or Investor, except that the Confidentiality Agreement and the provisions of Section 4.06, this Section 7.02 and Article IX and, solely as provided therein, the Sponsor Guarantee, shall survive any termination of this Agreement; provided that the termination of this Agreement shall not relieve any party hereto from any liability for any intentional breach by a party of the terms and provisions of this Agreement.

(b) The parties hereto agree that, in the circumstances where this Agreement is terminated pursuant to Section 7.01(b) or Section 7.01(d) as the result of an intentional breach by Investor, Parent’s right to recover under the Sponsor Guarantee shall be the sole and exclusive monetary remedy of Parent, NewCo or any of their respective Representatives or Affiliates against Investor or any of its Affiliates or their respective Representatives for any Losses suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise; provided that this Section 7.02(b) shall not in any way limit Parent’s or NewCo’s right to obtain specific performance pursuant to Section 9.04(b).

ARTICLE VIII

Release; Indemnification; Limitation of Liability

Section 8.01 General Release. (a) Effective as of the Closing, NewCo, for itself and on behalf of the Transferred Subsidiaries, hereby releases, remises and forever discharges Parent and the Retained Subsidiaries and each of their respective Representatives from any Losses, Liabilities, obligations or responsibilities for any and all past actions or failures to take action, including any actions which may be deemed to have been negligent or grossly negligent, relating to, resulting from or arising out of the operation or conduct of the North America Business and/or the Parent Business and any assets, businesses and operations managed or operated by, or operationally related or ancillary to, directly or indirectly, the North America Business and/or the Parent Business. Notwithstanding the foregoing, this Section 8.01(a) shall have no effect on the rights or obligations of any party under this Agreement (including under this Article VIII), any other Transaction Document or any agreement entered into at or after the Closing, in each case in accordance with its terms.

(b) Effective as of the Closing, Parent, for itself and on behalf of the Retained Subsidiaries, hereby releases, remises and forever discharges NewCo and the Transferred Subsidiaries and each of their respective Representatives from any Losses, Liabilities, obligation or responsibility for any and all past actions or failures to take action, including any actions which may be deemed to have been negligent or grossly negligent, relating or ancillary to, resulting from or arising out of the operation or conduct of the Parent Business and/or the North America Business and any assets, businesses and operations managed or operated by, or operationally related to, directly or indirectly, the Parent Business and/or the North America Business. Notwithstanding the foregoing, this Section 8.01(b) shall have no effect on the rights or obligations of any party under this Agreement (including under this Article VIII), any other Transaction Document or any agreement entered into at or after the Closing, in each case in accordance with its terms.

Section 8.02 Indemnification by Parent. (a) From and after the Closing, Parent shall defend and indemnify NewCo and its Subsidiaries, and each of their respective officers, directors, employees, partners, managers, successors, assigns, and agents (for the avoidance of doubt, other than Parent and its Subsidiaries and each of their respective officers, directors, employees, stockholders, partners, members, managers, successors, assigns, agents and other Representatives) (the “Investor Indemnitees”) against and hold them harmless from any claim, loss, liability, Tax, interest, charge, damage, cost or expense (including reasonable fees and expenses of counsel and other costs of defense, investigation and collection), diminution in value, settlement payments, awards, judgments, fines, penalties, assessments, deficiencies, or obligations and any value added or similar Tax in respect of any aforementioned fees (collectively, “Losses”) incurred by any such Investor Indemnitee (without duplication for any Loss for which indemnification may be provided under more than one provision of this Section 8.02(a)) to the extent resulting or arising from or related to any of the following:

(i) any breach of any representation or warranty of Parent contained in this Agreement, any North America Transfer Document, any documents entered into in connection with the Restructuring Transactions or any certificate delivered by Parent or NewCo hereunder;

(ii) any breach of any covenant of Parent or NewCo contained in this Agreement or any North America Transfer Document or any documents entered into in connection with the Restructuring Transactions (in the case of NewCo, to the extent such covenant is to be performed prior to the Closing);

(iii) subject to Section 4.08(g), any Liability for Taxes arising from the consummation of the North America Transfers or the Restructuring Transactions that would not have been incurred but for the consummation of such North America Transfers or Restructuring Transactions;

(iv) all Excluded Liabilities; and

(v) all Taxes of each Transferred Subsidiary allocable to any Pre-Closing Tax Period in accordance with the principles set forth in Section 4.08(e).

(b) From and after the Closing, NewCo shall defend and indemnify Parent and its Subsidiaries and each of their respective officers, directors, employees, partners, managers, successors, assigns, and agents (the “Parent Indemnitees”) against and hold them harmless from any Losses incurred by any such Parent Indemnitee (without duplication for any Loss for which indemnification may be provided under more than one provision of this Section 8.02(b)) to the extent resulting or arising from or related to any of the following:

(i) all North America Liabilities;

(ii) all Taxes of each Transferred Subsidiary allocable to any taxable period (or portion thereof) beginning after the Closing Date in accordance with the principles set forth in Section 4.08(e);

(iii) any breach of any covenant of NewCo contained in this Agreement or any North America Transfer Document that is to be performed on or after the Closing; and

(iv) (A) any breach of any representation or warranty of Investor contained in this Agreement, any North America Transfer Document or any certificate delivered by Investor hereunder or (B) any breach of any covenant of Investor contained in this Agreement or any North America Transfer Document.

Section 8.03 Calculation of Losses. The amount of any Loss for which indemnification is provided under this Article VIII shall be net of any amounts recovered by the indemnified party under insurance policies (other than from any self-insurance programs) with respect to such Loss; provided that the amount deemed to be recovered under insurance policies will also be net of the deductible for such policies and any increase in the premium (and retro-premium adjustments) for such policies to the extent arising out of or in connection with such Losses; provided, further, that nothing in this Section 8.03 shall require the maintenance of insurance policies by any party after the Closing. In no event shall any Loss for which indemnification is provided under this Article VIII include speculative, special or punitive damages, except to the extent payable in connection with a Third Party Claim.

Section 8.04 Limitations on Indemnification. (a) Other than in respect of the Parent Fundamental Representations and the representations and warranties set forth in Section 3.01(p) (Taxes), Parent shall not be required to indemnify any Person and shall not have any liability under Section 8.02(a)(i): (i) except to the extent the aggregate of all Losses for which Parent would, but for this clause (a), be liable thereunder exceeds on a cumulative basis an amount equal to $2,500,000, and then only to the extent of any such excess, (ii) for any individual items (or series of related items) where the Loss relating thereto is less than $100,000 (and such items (or series of related items) where the Loss relating thereto is less than $100,000 in the aggregate shall not be aggregated for the purpose of clause (i) above) or (iii) in excess of $20,000,000 in the aggregate. Parent shall not be required to indemnify any Person and shall not have any liability under Section 8.02(a)(i) in excess of $212,500,000 in the aggregate in respect of the Parent Fundamental Representations and the representations and warranties set forth in Section 3.01(p) (Taxes).

(b) Other than in respect of the Investor Fundamental Representations, NewCo shall not be required to indemnify any Person and shall not have any liability under Section 8.02(b)(iv)(A): (i) unless the aggregate of all Losses for which NewCo would, but for this clause (b), be liable thereunder exceeds on a cumulative basis an amount equal to $2,500,000, and then only to the extent of any such excess, (ii) for any individual items (or series of related items) where the Loss relating thereto is less than $100,000 (and such items (or series of related items) where the Loss relating thereto is less than $100,000 in the aggregate shall not be aggregated for the purpose of clause (i) above) or (iii) in excess of $20,000,000 in the aggregate. NewCo shall not be required to indemnify any Person and shall not have any liability under Section 8.02(b)(iv)(A) in excess of $212,500,000 in the aggregate in respect of the Investor Fundamental Representations.

Section 8.05 Additional Environmental Limitations and Procedures.

(a) In addition to the provisions with respect to Third Party Claims in Section 8.07 (but provided that, if there is any conflict between the terms of Section 8.07 and the terms of this Section 8.05, the terms of this Section 8.05 shall control), the following provisions shall govern any Losses resulting from any Excluded Environmental Liabilities or any breach of the representations and warranties contained in Section 3.01(l) or otherwise relating to Environmental Laws or Materials of Concern, in each case that are subject to or may be subject to indemnification by Parent pursuant to Section 8.02(a) of this Agreement (collectively, the “Environmental Indemnity Claims”).

(b) Notwithstanding anything to the contrary contained in this Agreement, with respect to any Environmental Indemnity Claims relating to or affecting NewCo’s operation of the North America Business or to environmental, health or safety conditions present at, in, on, under or emanating from, or operations at, any Transferred North America Real Property, Parent shall have no obligation to indemnify or hold harmless NewCo, Investor, their respective Affiliates or any other Person for Losses associated with any Environmental Indemnity Claims to the extent such Losses (i) exceed the minimum applicable requirements, or are otherwise not required, to comply with applicable Environmental Law in a commercially reasonable manner (including in the case of any investigation, cleanup, removal, remediation of soil, groundwater or other environmental contamination conditions or other corrective actions (“Remedial Action”) the minimum applicable cleanup standards and the use of commercially reasonable risk-based remedies, engineering controls and land use restrictions, taking into account the continued operation of the relevant property as used on the Closing Date to the extent that such risk-based remedies, engineering controls and land use restrictions do not materially impact or impair the use of or operations at the Transferred North America Real Properties as used or operated on the Closing Date) or (ii) arise from or relate to (A) any change in use of any Transferred North America Real Property after the Closing Date that results in the application of more stringent remedial standards or the imposition of increased remedial requirements than would have been applicable to the use existing on the Closing Date (for example, a change from industrial to residential land use), in which case Parent shall be responsible for the cost of Remedial Action necessary to meet the standards or requirements applicable to land uses in existence at the time of the Closing, and shall have no responsibility for the increase in the cost of such Remedial Action necessary to attain more stringent or increased standards or requirements, which increase in cost shall be the responsibility of NewCo, (B) any sampling, testing or other intrusive investigation of soil, groundwater, sediments or other environmental conditions at any Transferred North America Real Property after the Closing Date, unless (x) required by Environmental Law, by a Governmental Entity, by a lender to NewCo in connection with NewCo financing matters, to comply with the terms of any lease by NewCo at any Transferred North America Leased Real Property or to respond to a Third Party Claim, (y) reasonably necessary and scoped to perform any facility construction, maintenance or repair or any other activities, in each case in the ordinary course of operations for a legitimate business purpose or (z) reasonably necessary and scoped for the purpose of a sale or closure of the relevant Transferred North America Real Property (for the avoidance of doubt, excluding in each case sampling, testing or investigation activities that are conducted solely due to the existence of the indemnity under Section 8.02(a) for Excluded Environmental Liabilities or breaches of representations and warranties); provided that, Parent shall be provided with reasonable advance notice of and a reasonable opportunity to comment on the scope of any sampling, testing or other investigation permitted in accordance with the foregoing, and Parent shall be permitted to take split samples at Parent’s cost).

(c) To the extent any of NewCo, Investor or any of their respective Affiliates is entitled to indemnification by Parent pursuant to this Agreement for any Environmental Indemnity Claim relating to or affecting NewCo’s operation of the North America Business or to environmental, health or safety conditions present at, in, on, under or emanating from, or operations at, the Transferred North America Real Property: (1) NewCo shall have the right to manage and control the resolution of such Environmental Indemnity Claims that relate to or affect the regulatory compliance status of NewCo’s permits, operations, equipment, production methods, or products; provided that NewCo shall manage such matters in a prompt and diligent manner, keep Parent reasonably apprised of the status of such matters and timely provide to Parent copies of, and a reasonable opportunity to review and comment on, drafts of any material environmental reports, remedial plans, and material correspondence to regulatory agencies related to such matters; (2) Parent shall have the right to manage and control such Environmental Indemnity Claims that require Remedial Action associated with impacts to soil, groundwater, sediments or other site contamination conditions at, in, on, under or emanating from the Transferred North America Real Properties, and, if so managed and controlled, shall diligently perform, such Remedial Actions in accordance with applicable Environmental Laws; provided that, (i) NewCo, Investor and their respective Affiliates shall provide Parent and its consultants with reasonable access to any Transferred North America Real Property that may be the subject of such Remedial Action that may be reasonably necessary in connection with such Remedial Action, (ii) Parent shall use commercially reasonable efforts to avoid unreasonable interference by such Remedial Actions with NewCo’s operations at any Transferred North America Real Property that may be the subject of such Remedial Action, (iii) such Remedial Action shall be performed by licensed environmental consultants approved by NewCo, which approval shall not be unreasonably withheld, conditioned or delayed, (iv) Parent shall provide NewCo with a reasonable opportunity to comment on any proposals or draft workplans relating to, and to attend any meetings with the environmental consultants performing, and with the Governmental Entity overseeing, the Remedial Action, (v) Parent shall keep NewCo reasonably apprised of the status and progress of the Remedial Action and (vi) NewCo shall have the right to review and approve (which approval shall not be unreasonably withheld or delayed) any proposed Remedial Actions that would materially impact or materially impair NewCo’s operations at or use of the affected Transferred North America Real Property as used or operated on the Closing Date; and (3) in the event that NewCo becomes aware of any environmental, health or safety condition that otherwise would be subject to indemnification by Parent under Section 8.02(a) and that poses an emergency or other imminent and significant threat to human health or safety or the environment (such as significant indoor air vapor intrusion conditions detected within a facility resulting from subsurface contamination conditions), NewCo shall be entitled to control and manage the resolution of such emergency matter and to undertake (in accordance with applicable Law) emergency actions and Remedial Actions reasonably necessary to respond to such emergency condition and shall, in a reasonably prompt manner, notify Parent of such condition and response and any further steps that are required to respond to the relevant emergency.

(d) With respect to Environmental Indemnity Claims associated with or related to Legacy Sites or other matters not related to the Transferred North America Real Property or NewCo’s operation of the North America Business (which are governed in Sections 8.05(b) and (c) above), (i) Parent shall manage and control the handling or defense of the matters (including any Third Party Claim) associated with such indemnity claims in a reasonably prompt and diligent manner, and shall keep NewCo reasonably apprised of the status of such matters, (ii) NewCo shall have the right to approve any settlement or final resolution of such matters (which approval shall not be unreasonably withheld or delayed) to the extent such settlement or resolution includes any injunction or equitable relief, or requires any other corrective action by NewCo, in each case materially affecting NewCo’s operations or requiring material changes to the North America Business or the North America Products. For the avoidance of doubt, Parent’s obligation to handle and defend NewCo against Third Party Claims with respect to Legacy Sites that are indemnifiable by Parent under this Agreement shall not be conditioned on the merits of such Third Party Claim.

(e) With respect to any Environmental Indemnity Claims relating to non-compliance with Environmental Laws associated with operations at any Transferred North America Real Property, to the extent any non-compliance by NewCo results from the continued status quo presence or operation of any equipment at any Transferred North America Real Property that was present in a condition or operated by Parent or its Subsidiaries or its Affiliates in non-compliance with Environmental Law on or prior to the Closing Date (“Straddle Noncompliance Matters”), then Parent and NewCo shall allocate the cost of any fines or penalties associated with such Straddle Noncompliance Matters based on the respective time periods each was operating in such non-compliance, and to the extent such non-compliance arises out of the relevant equipment being in a state of non-compliance with Environmental Law on or prior to the Closing Date, subject to the limitations provided in Section 8.05(b), the commercially reasonable cost of repairing, replacing or updating such equipment to bring it into compliance with Environmental Laws in effect as of the Closing Date shall constitute an Excluded Environmental Liability; provided that NewCo shall provide Parent with notice of a valid Environmental Indemnity Claim pursuant to Section 8.07 with respect to such Straddle Noncompliance Matter within five years of the Closing Date, it being understood that any Loss associated with any Straddle Noncompliance Matters as to which such notice is not provided within the five year period of time, including 100% of all related fines, penalties and costs to repair, replace or update such equipment or design to bring it into compliance with Environmental Law, shall constitute an Assumed Environmental Liability, and Parent shall have no further indemnification obligation under Section 8.02(a) with respect to any such matter. For the avoidance of doubt, these provisions related to Straddle Environmental Matters shall not apply to and shall limit any of NewCo rights with respect to (i) any site contamination conditions or (ii) any environmental compliance violations related solely to the pre-Closing period.

Section 8.06 Termination of Indemnification. The obligations to indemnify and hold harmless any party pursuant to this Agreement pursuant to (a) Sections 8.02(a)(i) or Section 8.02(b)(iv)(A) shall (i) survive indefinitely with respect to (A) the Parent Fundamental Representations and (B) the representations and warranties of Investor set forth in Section 3.02(a) (Organization and Authority), Section 3.02(b) (Authorization; Enforceability) and Section 3.02(g) (No Broker) (the “Investor Fundamental Representations”), (ii) terminate at 5:00 p.m. New York, NY time on the 60th day following the expiration of the applicable statute of limitations with respect to the representations and warranties of Parent set forth in Section 3.01(p), and (iii) terminate at 5:00 p.m. New York, NY time on the date which is 15 months following the Closing Date with respect to the other representations and warranties of Parent and Investor, (b) Section 8.02(a)(ii), Section 8.02(b)(iii) or Section 8.02(b)(iv)(B) shall survive pursuant to their terms, except to the extent such covenants are to be performed prior to the Closing, in which case such obligations terminate at 5:00 p.m. New York, NY time on the 180th day following the Closing Date to such extent, (c) Section 8.02(a)(iii), Section 8.02(a)(v), and Section 8.02(b)(ii) shall terminate at the close of business on the 60th day following the expiration of the applicable statute of limitations, (d) the other clauses of Section 8.02 shall survive indefinitely; provided, however, that in each such case, such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of the applicable survival period, previously made a good faith claim by delivering to the party claimed to be providing the indemnification a notice of such claim pursuant to Section 8.07 stating in reasonable detail the basis of such claim. With respect to any claim that any party may have against any other party that is permitted pursuant to the terms of this Agreement, the survival periods set forth and agreed to in this Section 8.06 shall govern when any such claim may be brought and such survival periods shall adjust the time period of the applicable statute of limitations.

Section 8.07 Procedures Relating to Indemnification. (a) In order for a Person (the “indemnified party”) to be entitled to any indemnification pursuant to this Article VIII in respect of, arising out of or involving a claim made by any Person against the indemnified party (a “Third Party Claim”), such indemnified party must notify the indemnifying party in writing of (and in reasonable detail regarding) the Third Party Claim promptly, and in any event within 30 calendar days, after receipt by such indemnified party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided under this Agreement except to the extent the indemnifying party shall have been materially prejudiced as a result of such failure.

(b) If a Third Party Claim is made against an indemnified party, the indemnifying party will have the right, if it so chooses within 30 calendar days following receipt of the indemnified party’s notice regarding a Third Party Claim, to assume the defense of the indemnified party against the Third Party Claim with counsel of its choice that is reasonably satisfactory to the indemnified party (it being understood that Cravath, Swaine & Moore LLP and Kirkland & Ellis LLP are reasonably satisfactory counsel). If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood, that the indemnifying party shall control such defense. The indemnifying party shall be liable for the reasonable and documented fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof (except to the extent resulting from the failure by the indemnifying party to provide notice as contemplated by Section 8.07(a)).

(c) As a condition to the assumption of the defense of any Third Party Claim, the indemnifying party shall deliver to the indemnified party a written admission stating that the indemnifying party is unconditionally obligated to indemnify the indemnified party with respect to the related Loss. Following the delivery of such written admission, the indemnified party shall deliver to the indemnifying party, promptly following the indemnified party’s receipt thereof, copies of all material notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim. Should the indemnifying party elect to assume the defense of a Third Party Claim, the indemnifying party shall not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof. If the indemnifying party chooses to defend or prosecute any Third Party Claim, all the parties hereto shall reasonably cooperate and shall cause their respective Subsidiaries to reasonably cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party (subject to applicable confidentiality and/or attorney-client and/or other privilege limitations) of records and information that are reasonably relevant to such Third Party Claim, and making employees having material and relevant knowledge available as reasonably requested by the indemnifying party to provide additional information and explanation of any material provided hereunder or otherwise relating to the Third Party Claim. Whether or not the indemnifying party assumes the defense of a Third Party Claim (including with respect to any Third Party Claim the indemnifying party is not entitled to assume the defense of), the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the indemnifying party’s prior written consent (not to be unreasonably withheld, conditioned or delayed). If the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of such Third Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim, and which releases the indemnified party completely in connection with such Third Party Claim, which does not contain any admission of wrongdoing or misconduct by the indemnified party and which does not involve any non-monetary relief; provided, that the indemnifying party may not agree to any other settlement, compromise or discharge of such Third Party Claim unless and until it receives the consent of the indemnified party.

(d) Notwithstanding the foregoing, the indemnifying party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel and all other Losses incurred by the indemnified party in defending such Third Party Claim) if the Third Party Claim (i) seeks an order, injunction or other equitable relief or relief for other than money damages against the indemnified party, (ii) the indemnified party’s counsel advises that a conflict of interest exists or would reasonably be expected to arise in the event the indemnifying party elects to control or defend any Third Party Claim, (iii) relates to or arises in connection with any criminal proceeding, (iv) involves Taxes (which shall be governed by Section 4.08(h)) or (v) would reasonably be expected to result in Liability in excess of the maximum amount for which Parent is then liable with regard to such Third Party Claim. If, in the reasonable opinion of the indemnifying party’s outside counsel, the equitable relief or other relief portion of the Third Party Claim referenced in clause (i) above can be separated from the claim for money damages without prejudicial effect (other than a de minimis prejudicial effect) on the non-monetary claims, then the indemnifying party shall be entitled to assume the defense of the portion of such claim relating to money damages.

(e) In the event any indemnified party should have an indemnification claim against any indemnifying party under Section 8.02 that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall deliver notice of such claim to the indemnifying party. The failure by any indemnified party so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party, except to the extent that the indemnifying party has been materially prejudiced by such failure.

(f) Each of Parent, NewCo and Investor shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify another party hereunder or any Subsidiary thereof, and shall mitigate any such claim or liability, solely to the extent required by applicable Law.

(g) For purposes of calculating the amount of any Losses that are the subject matter of a claim for indemnification hereunder and for purposes of determining whether or not a breach of any representation or warranty has occurred, each representation and warranty contained in this Agreement shall be read without regard and without giving effect to any qualifier as to materiality, Material Adverse Effect or similar qualification of similar import contained in such representation or warranty (as if such qualification were deleted from such representation and warranty); provided, however, that the foregoing shall not apply to Section 3.01(e)(v)(A), the fourth sentence of Section 3.01(h), the definition of “Material Contract”, Section 3.01(s) and Section 3.01(t)(i).

Section 8.08 Indemnity Payments. (a) Except for (x) any specific enforcement remedy to which a party is entitled pursuant to Section 9.04(b), (y) claims related to or arising under the terms of any of the Related Agreements, which shall be governed by the terms of such Related Agreements, as applicable, and (z) fraud or willful and intentional breach, each party hereto acknowledges and agrees that from and after the Closing, the sole and exclusive remedy of such party with respect to any and all claims under this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII. Except as otherwise explicitly provided in this Agreement, nothing in this Article VIII shall be construed in any way to limit, or otherwise affect, any of the rights or obligations of the parties under this Agreement, or any other Transaction Document.

(b) Except as required by applicable Law, any indemnity payment hereunder shall be treated as an adjustment to the Transferred Cash Amount for Tax purposes.

ARTICLE IX

Miscellaneous

Section 9.01 Reserved.

Section 9.02 Amendments, Waivers, etc. This Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the party against whom such amendment or waiver shall be enforced. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, shall not constitute a waiver by such party of its right to exercise any such other right, power or remedy or to demand such compliance.

Section 9.03 Counterparts and Facsimile. This Agreement may be executed in two or more identical counterparts (including by facsimile or electronic transmission), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered (by facsimile, electronic transmission or otherwise) to the other parties.

Section 9.04 Governing Law; Specific Enforcement; Submission to Jurisdiction; Waiver of Jury Trial. (a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state.

(b) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, in each case without proof of damages or otherwise (and each party hereto hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

(c) Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the Supreme Court of the State of New York, New York County, and the United States District Court for the Southern District of New York, for the purposes of any Action or other proceeding arising out of this Agreement and the rights and obligations arising hereunder, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action or proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action or proceeding has been brought in an inconvenient forum. Each party hereto agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 9.05 shall be effective service of process for any such Action or proceeding.

(d) EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, CLAIM OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, CLAIM OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii)

ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.04(d).

Section 9.05 Notices. All notices, requests, permissions, waivers or other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered by hand or sent by facsimile or email or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand, by facsimile (which is confirmed), by email (which is confirmed) or if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service) to the parties at the following addresses or facsimiles or emails (or at such other address or facsimile or email for a party as shall be specified by like notice):

(a)		If to Parent or, prior to the Closing, NewCo:

Avon Products, Inc.
777 Third Avenue
New York, N.Y. 10017-1307
United States of America
Attention: General Counsel

with a copy to (which copy alone shall not constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
	Attention:	Scott A. Barshay, Esq.
Jonathan L. Davis, Esq.
	Facsimile:	(212) 474-3700
	Email:	sbarshay@cravath.com jdavis@cravath.com

If to NewCo, from and after the Closing:

C-A NA LLC c/o Cerberus Capital Management, L.P. 875 Third Avenue
New York, New York 10022
Attention: Mark Neporent, Esq.; Michael Sanford; Christopher Holt, Esq.
Facsimile: (212) 891-1540

with a copy to (which copy alone shall not constitute notice):

Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022
	Attention:	Douglas Ryder, Esq.
	Facsimile:	(212) 446-6460
	Email:	Douglas.Ryder@kirkland.com

and

Kirkland & Ellis LLP 300 N LaSalle Street Chicago, IL 60654
	Attention:	Kevin Morris, Esq.
	Facsimile:	(312) 862-2200
	Email:	Kevin.Morris@kirkland.com

and

Cleveland NA Investor LLC c/o Cerberus Capital Management, L.P. 875 Third Avenue New York, New York 10022
Attention: Mark Neporent, Esq.; Michael Sanford; Christopher Holt, Esq.
Facsimile: (212) 891-1540

and

Cravath, Swaine & Moore LLP
Worldwide Plaza 825 Eighth Avenue
New York, NY 10019
	Attention:	Scott A. Barshay, Esq. Jonathan L. Davis, Esq.
	Facsimile:	(212) 474-3700
	Email:	sbarshay@cravath.com jdavis@cravath.com

(b)	If to Investor:

Cleveland NA Investor LLC
c/o Cerberus Capital Management, L.P. 875 Third Avenue New York, New York 10022
Attention: Mark Neporent, Esq.; Michael Sanford; Christopher Holt, Esq.
Facsimile: (212) 891-1540

with a copy to (which copy alone shall not constitute notice):

Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022
Attention:	Douglas Ryder, Esq.
Facsimile:	(212) 446-6460
Email:	Douglas.Ryder@kirkland.com
and Kirkland & Ellis LLP 300 N LaSalle Street Chicago, IL 60654
Attention:	Kevin Morris, Esq.
Facsimile:	(312) 862-2200
Email:	Kevin.Morris@kirkland.com

Section 9.06 Entire Agreement, etc. This Agreement (including the Exhibits and schedules (including the Parent Disclosure Letter) hereto), together with the other Transaction Documents, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter hereof and thereof.

Section 9.07 Definitions.

(a) “Accounts Payable” means to the extent primarily related to the North America Business and, other than in respect of any intercompany accounts, (i) all trade accounts payable to suppliers of the North America Business and (ii) other trade accounts payable in respect of services rendered to the North America Business, in each case of clauses (i) and (ii), solely to the extent included in the Closing Working Capital.

(b) “Accounts Receivable” means, other than in respect of any intercompany accounts, (i) all trade accounts receivable and other rights to payment from Customers, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to Customers of the North America Business, (ii) all other accounts and notes receivable of the North America Business and (iii) all claims, remedies and other rights related to any of the foregoing, in each case of clauses (i), (ii) and (iii), to the extent primarily related to the North America Business.

(c) “Action” means any demand, action, suit, claim, charge, complaint, audit, countersuit, arbitration, inquiry, proceeding or investigation by or before any Governmental Entity or any arbitration or mediation tribunal, whether civil, criminal, administrative or investigative.

(d) “Affiliate” means, with respect to any specified Person or entity, any other Person or entity directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person or entity; provided that, (a) after the Closing, none of Parent or any of its Subsidiaries shall be deemed to be Affiliates of NewCo or of Investor or any of their respective Affiliates and (b) any portfolio company in which the Investor or any Affiliated funds of the Investor has an investment (whether debt or equity) or any of such portfolio companies’ controlled Affiliates, so long as, in the case of this clause (b), such Person shall not have been acting on behalf of or at the direction of the Investor or any of its Affiliates or received any Confidential Information from or on behalf of the Investor (it being acknowledged and agreed that an employee of the Investor or its Affiliates that is a director or officer of such portfolio company or its controlled Affiliates shall not be deemed to have received Confidential Information solely by reason of such individual serving on the board or similar governing body of such portfolio company). For the purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

(e) “Antitrust Law” means the HSR Act, the Sherman Anti-trust Act, the Clayton Antitrust Act of 1914, the Federal Trade Commission Act of 1914, and any other foreign antitrust, competition, trade regulation or merger control Law.

(f) “Avon Canada” means Avon Canada ULC, an unlimited liability company existing under the laws of Alberta, that is a wholly-owned indirect subsidiary of Parent and will be converted pursuant to Alberta law into a limited company as part of the Restructuring Transactions.

(g) “Avon Foundation Entities” means Avon Products Foundation, Inc. and Avon Breast Cancer Crusade LLC.

(h) “A/R Sales Tax” means any and all sales Taxes associated with Accounts Receivable for any Pre-Closing Tax Period.

(i) “Assumed Benefit Plan” means each Parent Benefit Plan (i) that is sponsored by a Transferred Subsidiary as of the Closing Date and identified as an Assumed Benefit Plan on Section 3.01(n)(i) of the Parent Disclosure Letter, (ii) that NewCo or any of its Subsidiaries has explicitly agreed to assume pursuant to Article V of this Agreement or (iii) that NewCo or any of its Subsidiaries is required to assume under applicable Law, in each case other than Parent Benefit Plans that Parent and its Subsidiaries have expressly agreed to retain pursuant to Article V; provided however, that in the event that any Parent Benefit Plan is not fully assumed by NewCo or any of its Subsidiaries in accordance with subsection (ii), only the portion of such Parent Benefit Plan that is expressly assumed by NewCo or any of its Subsidiaries shall be deemed an Assumed Benefit Plan for purposes of this Agreement.

(j) “Assumed Environmental Liabilities” means Liabilities arising under Environmental Laws with respect to: (i) the release, spill or disposal of Materials of Concern to the extent occurring at any Transferred North America Real Property or, to the extent owned, leased or operated by NewCo or its legal successor in interest in connection with the operation of the North America Business, at any other location, in each case after the Closing Date (provided that, for the avoidance of doubt, Assumed Environmental Liabilities shall in no event include any Liability for the mere continued -presence or the migration or ongoing passive release after the Closing Date of any contamination of soil, groundwater or sediments by Materials of Concern to the extent such contamination resulted from a release of Materials of Concern at any Transferred North America Real Property occurring prior to, and existing at such property on, the Closing Date); (ii) any non-compliance with Environmental Law committed by NewCo or its legal successors in interest in connection with the operation of the North America Business to the extent occurring after the Closing Date; (iii) any offsite disposal of wastes or other Materials of Concern generated by the North America Business to the extent sent for treatment, storage or disposal after the Closing Date; or (iv) any products, including any Microplastics or any other Materials of Concern in such products and including the North America Products, to the extent manufactured, sold or distributed by NewCo after the Closing Date.

(k) “Assumed Foreign Benefit Plan” means each Assumed Benefit Plan that is not an Assumed U.S. Benefit Plan.

(l) “Assumed Intellectual Property Product Liabilities” means those Liabilities arising out of the actual or alleged infringement, misappropriation, or violation of a third Person’s Intellectual Property Rights by NewCo or any of its Subsidiaries arising out of or relating to Formulas used, products manufactured, used, marketed, advertised, offered for sale, sold or distributed or Intellectual Property Rights exercised that are not Excluded Intellectual Property Liabilities.

(m) “Assumed Products Liabilities” means those Liabilities arising out of or related to any and all finished goods manufactured, sold and distributed by NewCo on or after the Closing.

(n) “Assumed U.S. Benefit Plan” means each Assumed Benefit Plan that is sponsored, maintained or contributed to by Parent or its Subsidiaries primarily for the benefit of Covered Employees based primarily in the United States or the Commonwealth of Puerto Rico.

(o) “Average Active Representative” means, with respect to a given period and on a calendar month basis, the arithmetic average number of Independent Sales Representatives who have placed an order in a Parent campaign during any calendar month during such period.

(p) “Base Amount” means $100,000,000.

(q) “Beauty Products” means skincare, personal care, fragrance, haircare and color (cosmetics) products, in each case including all components, ingredients, related tools and implements thereof and tools and accessories for use in connection therewith.

(r) “Business” means (i) the design, development, production, manufacture, sourcing, advertising, marketing, sale (through any channel, including direct marketing, ecommerce, self-branded and third-party retail stores, kiosks or other properties or locations), distribution or licensing of any Restricted Products (including the operation of “beauty boutiques”) and any such activity conducted from outside the North America Region which induces or enables or that is primarily directed at permitting Customers, Independent Sales Representatives or other Persons to acquire such Restricted Products from NewCo or any of its Subsidiaries in the North America Region and (ii) the sourcing, advertising, marketing, or sale of any product or service through any direct, network, multi-level, or similar marketing, sales or distribution channel.

(s) “Business Day” means any weekday that is not a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to be closed.

(t) “Cash and Cash Equivalents” means, as of a given date and time with respect to Parent and its Subsidiaries, all cash and cash equivalents of Parent and its Subsidiaries.

(u) “Celaya Facility” means Parent’s manufacturing facility located at Guerrero 149, Rancho Seco, 38140 Celaya, Guanajuato, Mexico.

(v) “Change of Control of Parent” means (i) any “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of Parent having the right to vote for the election of members of the board of directors of Parent, (ii) any reorganization, merger or consolidation of Parent, other than a transaction or series of related transactions in which the holders of the voting securities of Parent outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of Parent or such other surviving or resulting entity, or (iii) a sale, lease or other disposition of all or substantially all of the assets of Parent and its Subsidiaries.

(w) “Closing Working Capital” has the meaning given to such term in Section 9.07(www) of the Parent Disclosure Letter.

(x) “Code” means the United States Internal Revenue Code of 1986.

(y) “Common Membership Interests” means the Class A Units of NewCo.

(z) “Confidential Information” means all non-public, confidential, or proprietary information and trade secrets in the direct or indirect possession of the applicable Person prior to the Closing regarding (a) with respect to Investor, NewCo and the Transferred Subsidiaries, the North America Business, the North America Assets and/or the North America Liabilities, and (b) with respect to Parent and the Retained Subsidiaries, the Parent Business, the Excluded Assets and/or the Excluded Liabilities, in each case of (a) and (b) including financial, marketing, product, employee, and other data and information, information and analyses concerning sales, sales representatives, compensation programs and policies, operating practices and methods, Contracts and customers, management reports, business and marketing plans, strategic plans and other information of Investor, NewCo and its Subsidiaries, on the one hand, or Parent and its Subsidiaries, on the other hand, regarding expansion plans, business opportunities, corporate development opportunities, and acquisition opportunities; provided that Confidential Information shall not include information that (a) was or becomes available to the public other than as a result of a disclosure by the Investor or (after the Closing) NewCo, on the one hand, or Parent, on the other hand, and in each case their respective Affiliates or Representatives in violation of Section 4.03, (b) was or becomes available to the Investor or (after the Closing) NewCo, on the one hand, or Parent or the Retained Subsidiaries, on the other hand, or any of their respective Affiliates or Representatives from a source other than Parent or the Investor, respectively, or their respective Affiliates or Representatives, provided that such source is believed by the Investor or Parent, as applicable, not to be disclosing such information in violation of an obligation of confidentiality (whether by agreement or otherwise) to Parent or the Investor or any of their respective Affiliates, or (c) was independently developed by the Investor or Parent, as applicable, or any of their respective Affiliates or Representatives without use of any Confidential Information.

(aa) “Confidentiality Agreement” means the confidentiality agreement between Parent and Cerberus Capital Management, L.P. dated as of June 26, 2015, as amended and/or modified by the Parent Investment Agreement.

(bb) “Contract” means any loan or credit agreement, license, contract, lease, sublease, indenture, note, debenture, bond, mortgage or deed of trust or other agreement or other legally binding instrument.

(cc) “Covered Employee” means each individual set forth on the schedule of employees included in the P&L for the North America Business, dated December 14, 2015, but modified to (x) remove from such schedule the individuals mutually determined by Parent and Investor and (y) include in such schedule the individuals mutually determined by Parent and Investor.

(dd) “Customer” means any Person that purchases or otherwise procures any North America Product either for personal use or resale, including any applicable Independent Sales Representative.

(ee) “Customer Representative” means an Independent Sales Representative who is a “Customer Representative (Tier D)” as described in Parent’s Materials.

(ff) “Data Room” means the electronic Merrill Datasite maintained at datasite.merrillcorp.com and titled “Project Petal”.

(gg) “Data Security Requirements” means, collectively, all of the following to the extent relating to any personal, sensitive, or confidential information or data (including the collection, use, storage, processing, transfer or disclosure of personal information) or otherwise relating to privacy, security, or security breach notification requirements: (i) rules, policies, and procedures (whether physical or technical in nature, or otherwise), in each case in writing, (ii) all applicable Laws, (iii) Payment Card Industry (PCI) Data Security Standards and similar industry standards and (iv) written Contracts.

(hh) “Drug and Cosmetic Regulatory Law” means Federal Food, Drug and Cosmetic Act, 21. U.S.C. § 301 et seq.; the Federal Controlled Substances Act, 21 U.S.C. § 801 et seq.; the implementing regulations of each codified at Title 21, Code of Federal Regulations; the Federal Trade Commission Act, 15 U.S.C. §§ 41-58; any analogous applicable Laws of any applicable jurisdiction; applicable FDA-announced terms or conditions, enforcement discretions pertaining to proposed monographs, or tentative final monographs, over-the-counter drug products; all terms and conditions of any Health Regulatory Registration; and any other applicable Laws of any jurisdiction governing the research, development, testing, manufacturing, processing, handling, packaging, labeling, storage, advertising, promotion, marketing, sale and distribution of North America Products.

(ii) “Employee Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA, whether or not subject to ERISA), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA, whether or not subject to ERISA) and each other plan, arrangement, agreement, or policy providing compensation or benefits, including, without limitation, stock, stock options, stock purchases, other equity-based compensation, bonus, incentive, deferred compensation, employment, severance, retention, change in control, termination, fringe benefits, disability medical, life, vacation, relocation or other employee benefits.

(jj) “Ending Representative” means, as of any date of determination, an Independent Sales Representative who has not been removed and who has placed an order in a Parent campaign within the three months prior to such date.

(kk) “Established Representative” means, an Independent Sales Representative who is an “Established Representative (Tiers A-C)” as described in Parent’s Materials.

(ll) “Environmental Claim” means any claim, cause of action, Action or written notice alleging any obligation, losses or damages (including for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from any violation of, or liability under, any Environmental Law.

(mm) “Environmental Law” means any federal, state, local or foreign Law or Judgment relating to pollution or protection of the environment, natural resources or, to the extent relating to exposure to hazardous or toxic substances, noise, odors, radiation, Microplastics, or other contaminants or pollutants in the environment, in the workplace, or in any products, human health or safety.

(nn) “ERISA” means the Employee Retirement Income Security Act of 1974.

(oo) “ERISA Affiliate” means any entity, which together with Parent, would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code.

(pp) “Estimated Transferred Cash Amount” means (i) the Base Amount plus (ii) the amount, if any, by which the Net Working Capital Target is greater than the Working Capital Estimate or minus (iii) the amount by which the Working Capital Estimate is greater than the Net Working Capital Target.

(qq) “Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

(rr) “Excluded Environmental Liabilities” means all Liabilities arising under Environmental Laws with respect to: (i) any facilities or real properties (other than the Transferred North America Real Properties) that (A) were at any time as of or prior to the Closing owned, leased or operated by Parent or its Subsidiaries or Affiliates or their respective legal predecessors in interest and (B) constitute an Excluded Asset, or (C) are listed in Section 9.07(rr)(B) or (E) of the Parent Disclosure Letter (collectively, together with the sites listed in Section 9.07(rr)(A) of the Parent Disclsoure Schedule, the “Legacy Sites”); (ii) the release, spill or disposal of Materials of Concern at any Transferred North America Real Property to the extent occurring prior to the Closing Date; (iii) any non-compliance with Environmental Law committed by Parent or its Subsidiaries or Affiliates or their respective legal predecessors in interest to the extent occurring prior to the Closing Date; (iv) any offsite location at which wastes or other Materials of Concern generated by the North America Business or other businesses owned or operated by Parent or its Subsidiaries, Affiliates or their respective legal predecessors in interest to the extent such wastes or other Materials of Concern were released or sent for treatment, storage or disposal to such location prior to the Closing Date, including the locations listed in Section 9.07(rr)(A) of the Parent Disclosure Letter; or (v) any products, including any North America Products, to the extent manufactured, sold or distributed prior to the Closing by Parent or its Subsidiaries or Affiliates or their respective legal predecessors in interest (including without limitation any Microplastics or any other Materials of Concern in such products), it being understood that Excluded Environmental Liabilities shall not include any costs associated with reformulating or redesigning any finished goods manufactured, sold or distributed after the Closing, regardless of whether such activities are based on changes in Law prior to or after the Closing; and (vi) the entities, claims and other matters that are specifically listed in Section 9.07(rr)(C), (D) and (F) of the Parent Disclosure Letter.

(ss) “Excluded Products Liabilities” means those Liabilities (whether or not such Liability accrues in the first instance to NewCo, the Transferred Subsidiaries or Investor, or to Parent or its Subsidiaries or their respective legal predecessors in interest) (i) arising out of or related to the design and manufacture of any finished goods that constitute North America Inventory acquired as part of the North America Assets and (ii) arising out of or related to the manufacture, sale, distribution or use of products, including without limitation any North America Products, by Parent or its Subsidiaries or Affiliates or predecessors in interest prior to the Closing it being understood that Excluded Products Liabilities shall not include any costs associated with reformulating or redesigning any finished goods manufactured, sold or distributed after the Closing, regardless of whether such activities are based on changes in Law prior to or after the Closing.

(tt) “Excluded Taxes” means (i) all Taxes relating to the North America Assets for any Pre-Closing Tax Period except for A/R Sales Taxes, (ii) any Taxes that are the responsibility of Parent pursuant to Section 4.08(g) and (iii) all other Taxes of Parent and the Retained Subsidiaries that are not North America Taxes.

(uu) “Existing Parent Equity Award” means any award outstanding immediately prior to the Closing Date under an equity plan maintained by Parent.

(vv) “Fashion & Home Products” means fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and health, wellness and nutritional products, in each case including all components, ingredients, and implements thereof.

(ww) “FDA” means the United States federal Food and Drug Administration.

(xx) “Former Employee” means each former employee of Parent and its Subsidiaries (including the Former North America Employees).

(yy) “Former North America Employee” means an employee whose work is or was solely dedicated to performing services for the North America Business (other than de minimis services provided to the Parent Business) and whose employment with Parent or its Subsidiaries terminated prior to the date hereof or terminates prior to the Closing Date.

(zz) “Formulas” means specifications, compositions and combinations of ingredients, methods of use, processing requirements, and methods of manufacturing a product.

(aaa) “GAAP” means generally accepted accounting principles in the United States consistently applied.

(bbb) “Government or Public Officials” include, but are not limited to, (a) officers, employees or any Person acting in an official capacity for or on behalf of a government, including its departments, agencies, instrumentalities, quasi- or partially-government owned or controlled entities; (b) officers or employees of an international organization (e.g., World Bank, United Nations); (c) officers or employees of a political party or any party official, or a candidates for political office; (d) members of the royal or ruling family of a country; or (e) any individuals who are a principal or senior manager of, or who has an immediate family or close personal relationship or business ties with, any of the foregoing Persons.

(ccc) “Governmental Approval” means any consent, approval, license, permit, franchise, grant, order, exemption, or authorization to be obtained from, or registration, declaration or filing to be made with, any Governmental Entity.

(ddd) “Guarantee” means any guarantee, letter of credit, surety bond (including any performance bond), credit support arrangement or other assurance of payment.

(eee) “Health Care Law” means any of the following: 42 U.S.C. §§ 1320d through 1320d-8 and 42 C.F.R. §§ 160, 162 and 164, which are commonly referred to as “HIPAA” (provided that Health Care Law shall not refer to HIPAA provisions pertaining to any Employee Benefit Plan); any state Board of Pharmacy Law; any federal, state or local Law that regulates either the manufacturing, promotion or distribution of products, including the Drug and Cosmetic Regulatory Laws; any state or local Law regulating the interactions with health care professionals and reporting thereof; any federal, state or local Law relevant to false statements or claims and all similar state, local, and foreign Laws of any jurisdiction applicable to the operations of the North America Business.

(fff) “Health Regulatory Body” means a federal, state, local, or foreign Government Authority which enforces Health Care Laws, including but not limited to the U.S. Food and Drug Administration, U.S. Federal Trade Commission, Department of Health and Human Services, and U.S. Department of Justice.

(ggg) “Health Regulatory Registrations” means all applicable licenses, permits, or certifications issued by, or registrations or notification made to, a Health Regulatory Body, including but not limited to FDA and other local, state, federal, and foreign Government Authorities which enforce Health Care Laws.

(hhh) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

(iii) “Inactive Employee” means any Covered Employee who is employed primarily in the United States and who, as of the Closing Date, is on short-term or long-term disability leave or has incurred a disabling event that would entitle such Covered Employee to benefits under the Parent LTD Plan or Parent STD Plan.

(jjj) “Indebtedness” means, with respect to any Person, without duplication, the principal of, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other Liabilities in respect of (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person (other than extensions of trade credit to customers of such Person and its Subsidiaries in the ordinary course of business), (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person which are, or would be required under GAAP to be, recorded on the balance sheet of such Person with respect to a lease, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all Guarantees and arrangements having the economic effect of a Guarantee of such Person of any Indebtedness of any other Person, (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (viii) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person, (ix) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities) and (x) all obligations of the type referred to in the foregoing clauses secured by any Lien on any property or asset. For the avoidance of doubt, Accounts Payable shall not be deemed to constitute Indebtedness of Parent or its Subsidiaries for purposes of Section 1.03(b)(ii).

(kkk) “Independent Sales Representatives” means an independent contractor who directly or indirectly purchases products or services from Parent or any of its Subsidiaries at a discount from the retail price pursuant to Parent’s or any of its Subsidiaries’ direct sales programs and policies.

(lll) “Intellectual Property Rights” means any and all intellectual property rights in the following, in any and all countries: (i) patents (including all reissues, divisionals, continuations, continuations-in-part, reexaminations, supplemental examinations, inter partes reviews, post-grant oppositions, substitutions and extensions thereof), utility models, industrial designs, and inventions, and all applications and registrations therefor, (ii) trademarks, servicemarks, brand names, certification marks, collective marks, and other indicia of origin, and all applications, registrations and renewals therefor, together with the goodwill associated with any of the foregoing (“Trademarks”), (iii) copyrights, applications and registrations therefor and renewals, extensions, restorations and reversions thereof, (iv) software, including source code, executable code, firmware, and all documentation related to any of the foregoing (“Software”),

(v) internet domain names, (vi) social media usernames, handles and other similar identifiers, (vii) rights of publicity and (viii) trade secrets, know-how and other proprietary or confidential information.

(mmm) “Investor Related Party” means any of Investor, Sponsor or any other financing source of Investor, and any of their respective Affiliates and their respective, direct or indirect, former, current or future Affiliates, equityholders, controlling Persons, general or limited partners, managers, officers, directors, employees, Representatives, agents, members, advisors and attorneys, and any of their respective succors or assigns.

(nnn) “IT Infrastructure Systems” means all computer servers, server infrastructure, network equipment and other information technology infrastructure and hardware, including file servers, facsimile servers, networks, computers, mobile devices, and peripherals.

(ooo) “IT Server Systems” means IT Infrastructure Systems other than computers, mobile devices, and peripherals.

(ppp) “Knowledge” means, (i) with respect to Parent, the actual knowledge, after due inquiry of the Representative of Parent or its applicable Subsidiary with primary responsibility for the matter in question (and such Representatives’ direct reports), as of the date hereof, of the individuals listed on Section 9.07(ppp)(i) of the Parent Disclosure Letter and (ii) with respect to Investor, the actual knowledge after due inquiry of the Representatives of Investor or its applicable Affiliate with primary responsibility for the matter in question (and such Representatives’ direct reports), as of the date hereof, of the individuals listed on 9.07(ppp)(ii) of the Parent Disclosure Letter.

(qqq) “Liabilities” means, collectively, all obligations, liabilities and commitments of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due.

(rrr) “Licensed IP Quality Standards and Use Guidelines” has the meaning set forth in the Licensing Agreement.

(sss) “Licensing Agreement” means the Intellectual Property License Agreement between Parent and NewCo substantially in the form attached as Exhibit C hereto.

(ttt) “Material Adverse Effect” means any circumstance, development, effect, change, event, occurrence or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, results of operations, assets, Liabilities or financial condition of the North America Business taken as a whole; provided, however, that none of the following, and no effect, change, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or may occur: any effect, change, event or occurrence that results from or arises in connection with (A) changes in or conditions generally affecting the industry in which the North America Business operates, (B) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in the United States, Canada or

Puerto Rico, (C) exchange rate conditions or fluctuations in any jurisdiction, (D) any failure, in and of itself, by the North America Business or by Parent and its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (E) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism or man-made disaster, or any escalation or worsening of any of the foregoing, (F) any volcano, tsunami, pandemic, hurricane, tornado, windstorm, flood, earthquake or other natural disaster, (G) the execution and delivery of this Agreement or the public announcement or pendency of the Transactions and the Parent Equity Investment Transactions, (H) any change, in and of itself, in the market price, credit ratings or trading volume of Parent’s or any of its Subsidiaries’ securities, (I) any change in GAAP (or authoritative interpretation thereof) including accounting and financial reporting pronouncements by the SEC and the Financial Accounting Standards Board or applicable Law, (J) any action required to be taken by Parent or NewCo, or that Parent or NewCo is required to cause one of its Subsidiaries to take, other than the obligations of Parent pursuant to Section 4.01(a) (it being understood that the exceptions in clauses (D) or (H) shall not be taken into account in determining whether or not the underlying cause of any such failure or change referred to therein (if not otherwise falling within any of the exceptions provided by clauses (A) through (J) hereof) gives rise to a Material Adverse Effect); provided that the exceptions in clauses (A), (B), (E) and (F) above shall not apply to the extent such circumstance, development, effect, change, event, occurrence or state of facts has a materially disproportionate impact on the North America Business relative to other participants in the industry in which the North America Business operates, or (ii) the ability of Parent, its Subsidiaries and NewCo to timely consummate the Transactions or to perform any of their respective material obligations under the Transaction Documents.

(uuu) “Materials of Concern” means any waste, substance or material that is classified, regulated, defined or designated as radioactive, explosive, highly flammable, hazardous or toxic or as a contaminant or a pollutant, or for which Liability or standards of conduct may be imposed under Environmental Law, including petroleum products, byproducts and distillates, heavy metals (such as lead and cadmium), ozone-depleting substances, chlorinated solvents, polychlorinated biphenyls, asbestos, mold and microbial agents, nanoparticles or nanomaterials, and Microplastics.

(vvv) “Microplastics” means any small plastic particles (generally under 5 millimeters in size) that may be added to personal care products, including without limitation rinse-off exfoliating and cleansing products, toothpaste, mascara, creams, and other cosmetics and beauty products, for the avoidance of doubt, whether such plastic particles are referred to in applicable legislative or regulatory text as “microbeads” or by other terminology.

(www) “New Representative” means an Independent Sales Representative who is a “New Representative” as described in Parent’s Materials.

(xxx) “Net Working Capital” has the meaning given to such term in Section 9.07(xxx) of the Parent Disclosure Letter.

(yyy) “Net Working Capital Target” means $65,000,000.

(zzz) “Newark Property” means Parent’s property located at 2100 Ogletown Road, Newark, Delaware 19711.

(aaaa) “NewCo Benefit Plan” means each Employee Benefit Plan sponsored, maintained or contributed to or entered into or required to be sponsored, maintained or contributed to or entered into by NewCo or any of its Subsidiaries.

(bbbb) “North America Business” means the business, as it is currently conducted by Parent and its Subsidiaries (including NewCo and the Transferred Subsidiaries) of the research, development, manufacture, packaging, marketing, licensing, distribution and sale of North America Products, whether through direct sales to consumers by designated independent sales representatives and contractors or through e-commerce platforms or decentralized branches, satellite stores and independent retail operations or any other channel, and any support activities relating thereto; provided, however, that the North America Business (i) excludes any development, manufacturing, packaging, marketing, licensing, distribution and sale of Beauty Products and Fashion & Home Products primarily targeted or intended for distribution in any geographic region other than the North America Region, and any support activities relating thereto, but (ii) includes any development, manufacturing, packaging or supply of North America Products outside of the North America Region for ultimate marketing and sale in the North America Region, and any support activities relating thereto.

(cccc) “North America Business Intellectual Property” means, the Intellectual Property Rights owned by Parent or any of the Subsidiaries and licensed to NewCo pursuant to the Licensing Agreement.

(dddd) “North America Inventory” means all raw materials, components, ingredients, supplies, work-in-process, finished goods and other inventories of Parent or any of its Subsidiaries that, as of the Closing, are used or held for use primarily in the operation or conduct of the North America Business, including (i) any such inventories (including any returns and any pay on consumption inventory) held at the Transferred North America Real Property or any location controlled by Parent or any of its Subsidiaries or at any third party warehouse on behalf of Parent or any of its Subsidiaries or held by a vendor on consignment for Parent or any of its Subsidiaries and (ii) any such inventories purchased or ordered by Parent or any of its Subsidiaries or returned by any customer or vendor that are in transit. Notwithstanding the foregoing, with respect to any such inventories manufactured or held at the Celaya Facility or the China Facility, only finished goods inventory of North America Products in transit from such facilities will be deemed to be North America Inventory.

(eeee) “North America Plan Assets” means all assets relating to any Parent Benefit Plan that (A) are expressly required to be transferred to (x) NewCo or (y) an Employee Benefit Plan established or maintained by NewCo or any of its Subsidiaries, in each case, pursuant to Article V, (B) is an Assumed Benefit Plan or (C) transfer automatically to NewCo or an Employee Benefit Plan established or maintained by NewCo or any of its Subsidiaries, in each case pursuant to applicable Law.

(ffff) “North America Products” means any Beauty Products, Fashion & Home Products, and other products (including all components, ingredients, and implements thereof) sold or intended for sale to consumers in the North America Region; provided, however, that any products (including all components, ingredients, and implements thereof) manufactured at the Morton Grove Facility as of the date of Closing shall constitute “North America Products” regardless of whether such products are sold or intended for sale to consumers in the North America Region.

(gggg) “North America Region” means the United States of America, the Commonwealth of Puerto Rico, Canada, Guam, Saipan, St. Thomas, St. Croix, St. Maarten, St. Lucia, St. Vincent, Tortola, Anguilla and Grenada.

(hhhh) “North America Taxes” means (i) all Taxes relating to the North America Assets for any taxable period (or portion thereof) beginning after the Closing Date (for the avoidance of doubt, excluding any Taxes imposed on Parent, the Retained Subsidiaries or any of their Affiliates as a result of income allocated to them from, or distributions made by, NewCo), (ii) all A/R Sales Taxes and (iii) all Transfer Taxes for which NewCo is responsible pursuant to Section 4.08(g).

(iiii) “North America Transfer Subsidiaries” means those Subsidiaries of Parent that either own North America Assets or hold North America Liabilities, or are or will be party to any of the Related Agreements, including, for the avoidance of doubt, Avon Canada and NewCo.

(jjjj) “Off-the-Shelf Software” means unmodified, off-the-shelf software that is available on standard terms and used for internal purposes of the business and not as part of any product or service offering.

(kkkk) “Organizational Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Organizational Documents” of a corporation are its certificate of incorporation and by-laws, the “Organizational Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership and the “Organizational Documents” of a limited liability company are its operating agreement and certificate of formation.

(llll) “Parent Benefit Plan” means each Employee Benefit Plan sponsored, maintained or contributed to or entered into or required to be sponsored, maintained or contributed to or entered into by Parent or any of its Subsidiaries for the benefit of any Covered Employee or with respect to which Parent or any of its Subsidiaries has any direct or indirect liability (whether contingent or otherwise) that could become a liability of the North America Business, other than any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or any plan, arrangement or policy mandated by applicable Law.

(mmmm) “Parent Business” means the businesses, operations and affairs of Parent and its Affiliates and their respective legal predecessors in interest, taken as a whole, whenever and wherever conducted, other than the North America Business.

(nnnn) “Parent Fundamental Representations” means the representations and warranties of Parent and NewCo set forth in Section 3.01(a) (Organization, Standing and Corporate Power), Section 3.01(b) (Capitalization of NewCo), Section 3.01(c) (Authorization; Enforceability), 3.01(d)(i)(y) (No Conflict), Section 3.01(d)(ii) (No Conflicts), 3.01(d)(iii) (No Conflicts), Section 3.01(e)(v)(A) (Absence of Certain Changes), Section 3.01(q) (No Broker) and Section 3.01(r) (Private Offering).

(oooo) “Parent’s Materials” means item 14.58 in the Data Room Field Sales Update November 2015 vF Combined Final (entitled “Field & Selling Follow-up” dated November 12, 2015) page 94.

(pppp) “Parent Transaction Expenses” means the Transaction Expenses of Parent and its Subsidiaries incurred on or prior to the Closing by or on behalf of Parent or any of its Affiliates, including, for the avoidance of doubt, all Transaction Expenses incurred by NewCo and the Transferred Subsidiaries prior to the Closing.

(qqqq) “Parent U.S. Benefit Plan” means each Parent Benefit Plan that is sponsored, maintained or contributed to by Parent or any of its Subsidiaries primarily for the benefit of Covered Employees based primarily in the United States or the Commonwealth of Puerto Rico.

(rrrr) “Pasadena Facility” means the facilities of Parent located in Pasadena, California.

(ssss) “PBGC” means the Pension Benefit Guaranty Corporation.

(tttt) “Permitted Liens” means (i) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (iii) pledges or deposits by Parent or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (iv) non-exclusive licenses granted to third parties in the ordinary course of business by Parent or its Subsidiaries, (v) Liens created by or through the actions of Investor or any of its Affiliates, (vi) Liens discharged at or prior to the Closing Date, (vii) transfer restrictions imposed by applicable securities or other Law, (viii) easements, rights-of-way, encroachments, restrictions, conditions and other similar Liens incurred or suffered in the ordinary course of business and which, individually or in the aggregate, would not reasonably be expected to materially impair the use and operation of the applicable real property to which they relate in the conduct of the North America Business as currently conducted, (ix) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such real property, (x) Liens placed by any developer, landlord, owner or other third party on real property over which Parent or any of its Subsidiaries has leasehold or easement rights and subordination, nondisturbance or similar agreements relating thereto and (xi) such other Liens that are not material in amount or do not materially detract from the value of or materially impair the use of the property affected by such Lien.

(uuuu) “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Entity or other entity.

(vvvv) “PIPE Equity Commitment Letter” means the commitment letter dated as of the date hereof between Sponsor and PIPE Investor.

(wwww) “PIPE Sponsor Guarantee” means the Guarantee by Sponsor in favor of Parent dated as of the date hereof pursuant to which, subject to the terms and conditions contained therein, Sponsor is guaranteeing certain monetary obligations of PIPE Investor under the Parent Investment Agreement.

(xxxx) “Pre-Closing Tax Period” means any taxable period (or portion thereof through the end of the Closing Date) ending on or prior to the Closing Date; provided that in the case of the last taxation year of Avon Canada for Canadian federal and provincial income Tax purposes that begins on the Closing Date, no portion of such taxation year shall be a Pre-Closing Tax Period.

(yyyy) “Real Estate License Agreement” means the real estate license agreement between Parent and NewCo substantially in the form attached as Exhibit E hereto.

(zzzz) “Records” means (a) all current and historical books, records, reports and other documents, including all Tax Records, insurance claim histories, books of account, stock records and ledgers, management reports, business plans, budgets, financial and accounting data, information records and analyses, cost information, bidding information and strategies, marketing plans and strategies, brand insights and research, category research, strategies and information relating to Independent Sales Representatives, Customer segmentation, product roadmaps, commercial planning, beauty trends, macroeconomic analyses, briefing materials and other information, files, invoices, information and records relating to marketing operations, suppliers and business contacts, other distribution lists, advertising and marketing materials, catalogs, brochures, circulars, policies, procedures, techniques, systems, product and service information, including proposed products and services, employee handbooks or manuals, training materials, operating manuals and documentation, production manuals and documentation, other manuals, and sales and promotional literature and, with respect to the North America Business other data, information, reports and records of, or relating to or reflecting the business and operations of, or maintained by, NewCo, the Transferred Subsidiaries or the North America Business, in each case, in any form or medium, but in each case excluding personnel files, Customer files and files relating to research and development of products, (b) all Transferred Personnel Files, (c) all Transferred Customer Files and (d) all Transferred R&D Files.

(aaaaa) “registration” shall refer to a registration effected by preparing and filing a registration statement with the SEC in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of effectiveness of such registration statement by the SEC.

(bbbbb) “Related Agreements” means (i) the LLC Agreement, (ii) the Transition Services Agreement, (iii) the Licensing Agreement, (iv) the R&D Agreement, (v) the Sublease Agreement, (vi) the Real Estate License Agreement, (vii) the North America Transfer Documents, (viii) the Supply Agreement and (ix) any other agreements between or among Parent, NewCo, Investor and any of their respective Affiliates entered into to give effect to the transactions contemplated by this Agreement.

(ccccc) “Related Investment Funds” means (a) any current or potential private equity funds, parallel investment funds, co-investment funds, successor investment funds and other investment vehicles and managed accounts under direct or indirect common management, governance or control and other similar investment management relationships with, the Investor or its Affiliates and (b) the current, former or potential limited partners, co-investors or members of each Person described in clause (a).

(ddddd) “Release” means any release, pumping, pouring, emptying, injecting, escaping, leaching, migrating, dumping, seepage, spill, leak, flow, discharge, disposal or emission.

(eeeee) “Representative” means, with respect to any Person, the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, consultants or other advisors, agents or representatives of such Person or any of its Affiliates; provided that, the Representatives of Parent and its Subsidiaries shall not include the Independent Sales Representatives.

(fffff) “Restricted Business” means the conduct of the Business inside of the North America Region.

(ggggg) “Restricted Products” means any beauty, personal care, haircare, skincare, fragrance, cosmetic, makeup, nutritional, nutraceutical, fashion, jewelry, watches, apparel, footwear, accessories, gift or decorative, housewares, home furnishing, lifestyle, entertainment and leisure, children’s, weight loss/gain/control, vitamin, supplement, meal replacement and other dietary or health or appearance improvement products, or any products or services related to any of the foregoing.

(hhhhh) “Retained Names” means “Avon 39 the Walk to End Breast Cancer” and “Avon Walk for Breast Cancer”.

(iiiii) “Retained Subsidiaries” means all of the Subsidiaries of Parent, other than NewCo and the Transferred Subsidiaries.

(jjjjj) “SEC” means the Securities and Exchange Commission.

(kkkkk) “Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

(lllll) “Shared Contract” means any Contract to which Parent or any of its Subsidiaries is a party with any third party and which benefits both the North America Business, on the one hand, and the Parent Business, on the other hand; provided, however, that any such Contract that provides only de minimis assets or services to the North America Business shall not be deemed to be a “Shared Contract” for purposes hereof.

(mmmmm) “Straddle Period” means, with respect to any North America Asset, any complete taxable period that includes, but does not end on, the Closing Date; provided that in the case of the last taxation year of Avon Canada for Canadian federal and provincial income Tax purposes that begins on the Closing Date, such taxation year shall not be a Straddle Period.

(nnnnn) “Sublease Agreement” means the sublease agreement between Parent and NewCo substantially in the form attached as Exhibit D hereto.

(ooooo) “Subsidiary” means, with respect to any Person, another Person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person. For the avoidance of doubt, (x) prior to the Closing, each of the Transferred Subsidiaries and NewCo shall be deemed to be Subsidiaries of Parent (including for purposes of Sections 1.02 and 1.03) and (y) from and after the Closing, (i) each of the Transferred Subsidiaries shall be deemed to be Subsidiaries of NewCo and (ii) none of NewCo or the Transferred Subsidiaries shall be deemed to be Subsidiaries of Parent.

(ppppp) “Survey” means a ALTA/ACSM Land Title Survey with respect to any Transferred North America Owned Real Property dated no earlier than the date hereof prepared by a licensed surveyor selected by Investor, conforming to commercially reasonable standards of the insuring title company and Investor and certified to Investor, Investor’s lender (if any) and the insuring title company, in a form satisfactory to each of such parties.

(qqqqq) “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, environmental (only if imposed under Section 59A of the Code), alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any taxing authority.

(rrrrrr) “Tax Records” means all records, documents, accounting data, computer data and other information necessary for the preparation, filing, review, audit or defense of all Tax Returns.

(sssss) “Tax Return” means any return, declaration, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

(ttttt) “Title Commitments” means commitments for an ALTA Owner’s Title Insurance Policy for each Transferred North America Owned Real Property, issued by a title insurance company, together with all documents referenced therein.

(uuuuu) “Title Policy” means title insurance policies insuring the owner of such property’s fee simple title to such Transferred North America Owned Real Property through the date of recording, subject only to Permitted Liens, in such amount as determined by commercially standard criteria or practice in the jurisdiction of such Transferred North America Owned Real Property.

(vvvvv) “Top Seller” means an Independent Sales Representative who is a “Top Seller” as described in Parent’s Materials.

(wwwww) “Transaction Documents” means this Agreement, the Related Agreements, the Parent Investment Agreement, the Sponsor Guarantee, the PIPE Sponsor Guarantee, the Equity Commitment Letter, the PIPE Equity Commitment Letter and the Confidentiality Agreement.

(xxxxx) “Transactions” means the transactions contemplated by this Agreement and the Related Agreements including, but not limited to, the Restructuring Transactions and the North America Transfers.

(yyyyy) “Transfer Time” means (i) in the case of each Covered Employee who is not an Inactive Employee and each Former Employee, 12:01 a.m. on the Closing Date, and (ii) in the case of each Covered Employee who is an Inactive Employee and who becomes an employee of NewCo and its Subsidiaries, as provided in Section 5.01(b), 12:01 a.m. on the date that such Inactive Employee actually begins active employment with NewCo or any of its Subsidiaries.

(zzzzz) “Transferred Cash Adjustment” means an amount (which may be a positive or negative number) equal to (i) the Net Working Capital Target minus (ii) the Closing Working Capital.

(aaaaaa) “Transferred Cash Amount” means an amount of unrestricted cash located in the United States equal to (i) the Base Amount plus (ii) the Transferred Cash Adjustment.

(bbbbbb) “Transferred Customer Files” means all current and historical books, records, reports and other documents that relate to Independent Sales Representatives and other Customers (including contact information, order histories, ecommerce-related information, and payment card and other financial information), including information relating to and lists of past, current and prospective Customers, in each case other than information contained in such files to the extent that Parent and its Subsidiaries are prohibited from making such information available as a result of applicable Laws regarding the safeguarding of data privacy or any other legal obligation to maintain the confidentiality of such information.

(cccccc) “Transferred Inactive Employee” means an Inactive Employee with respect to whom no additional service credit is provided or available as of the Closing Date under the PRA Plan.

(dddddd) “Transferred North America Leased Real Property” means all right, title and interest to the leasehold interests in real property set forth on Section 9.07(dddddd) of the Parent Disclosure Letter, in each case together with all buildings, structures, improvements and fixtures thereon.

(eeeeee) “Transferred North America Owned Real Property” means all right, title and interest to the owned real property and interests in owned real property set forth on Section 9.07(eeeeee) of the Parent Disclosure Letter, in each case together with all buildings, structures, improvements and fixtures thereon and all easements and rights of way pertaining thereto or accruing to the benefit thereof and all other appurtenances and real property rights pertaining thereto.

(ffffff) “Transferred North America Real Property” means, collectively, the Transferred North America Leased Real Property and the Transferred North America Owned Real Property.

(gggggg) “Transferred North America Social Media Handles” means all social media handles set forth in Section 1.02(a)(xviii) of the Parent Disclosure Letter.

(hhhhhh) “Transferred Personnel Files” means all personnel files that relate to a Transferred Employee, other than information contained in such files to the extent that Parent and its Subsidiaries are prohibited from making such information available as a result of applicable Laws regarding the safeguarding of data privacy or any other legal obligation to maintain the confidentiality of such information.

(iiiiii) “Transferred R&D Files” means all Formula cards, testing data, claims substantiation data, regulatory data and processing and other specifications relating to the North America Products.

(jjjjjj) “Transition Services Agreement” means the Transition Services Agreement between Parent and NewCo substantially in the form attached as Exhibit B hereto.

(kkkkkk) “Zanesville Capitalized Lease” means the capitalized lease obligations of Parent or its applicable Subsidiaries relating to the leases of equipment located at Parent’s distribution center at 3605 Bateman Road, Zanesville, Ohio 43701.

Section 9.08 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” shall refer to the date of this Agreement. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and shall not simply mean “if”. The words “made available to Investor” and words of similar import refer to documents (a) posted to the Data Room by or on behalf of Parent or NewCo at least two Business Days prior to the date hereof or (b) delivered in person to Investor at least one Business Day prior to the date hereof or delivered electronically to Investor at least one Business Day prior to the date hereof. All references to “$” mean the lawful currency of the United States of America. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term, and references to the masculine, feminine or neuter gender shall include each other gender. Except as specifically stated herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein (except for the Parent Disclosure Letter) means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Except as otherwise specified herein, references to a Person are also to its permitted successors and assigns. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. References to “this Agreement” shall include the Parent Disclosure Letter. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in the Parent Disclosure Letter, any Exhibit or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement.

Section 9.09 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced because of any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible.

Section 9.10 No Third-Party Beneficiaries. Except as provided in Article VIII and Section 9.12, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing expressed or referred to in this Agreement will be construed to give any Person, other than the parties to this Agreement and such permitted assigns, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, whether as third party beneficiary or otherwise.

Section 9.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Investor may assign its rights under this Agreement, in whole or in part, to any of its Affiliated investment funds without the prior written consent of Parent; provided, further, that in the event of any such assignment, Investor will remain liable for all of its obligations under this Agreement.

Section 9.12 Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement to the contrary (and subject only to the specific contractual provisions hereof and the Sponsor Guarantee), by its acceptance hereof, Parent (on behalf of itself and its Affiliates) acknowledges and agrees that all Actions of any type for Liabilities arising hereunder or under any Related Agreement may be made only against (and are expressly limited to) Investor or, after the Closing, NewCo. Subject only to the specific contractual provisions of the Sponsor Guarantee, no Person who is not Investor (including any other Investor Related Party) or Parent or NewCo (including any of their respective Affiliates) shall have any

Liability hereunder, under any Related Agreement or in connection herewith or therewith (regardless of the theory of liability). Without limiting the generality of the foregoing, to the maximum extent permitted by applicable Laws (and subject only to the express contractual provisions of this Agreement and the Sponsor Guarantee), Parent (on behalf of itself and its Affiliates) hereby waives, releases and disclaims any and all claims that Parent and its Affiliates may have hereunder or in connection herewith or therewith against all Investor Related Parties other than Investor or, after the Closing, NewCo (regardless of the theory of liability).

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date first written above.

AVON PRODUCTS, INC.,

By	/s/ James S. Scully
Name:	James S. Scully
Title:	Executive Vice President & Chief Financial Officer

C-A NA LLC,

by	AVON PRODUCTS, INC., as its sole member

By	/s/ James S. Scully
Name:	James S. Scully
Title:	Executive Vice President & Chief Financial Officer

CLEVELAND NA INVESTOR LLC,

By	/s/ Michael Sanford
Name:	Michael Sanford
Title:	President